Exhibit 99.1

NI 43-101 resource update Technical report on the Coricancha Mine Complex, Huarochirí Province, Lima REGION, Perú

Great Panther Silver Limited

Submitted	Great Panther Silver Limited
1330 – 200 Granville Street
Vancouver, BC
V6C 1S4

Submitted By: Golder Associates Inc. as Report Assembler of the work prepared by or under the supervision of the Qualified Persons Named as Authors

February 2, 2018	1668382

NOTICE TO READERS:

This report was assembled as a National Instrument 43-101 Technical Report for Great Panther Silver Limited (GPR) by Golder Associates Inc. (Golder) on behalf of the Authors named in and executing this Technical Report. This document contains the expressions of professional opinions of the Authors based on (i) information available at the time of preparation, (ii) data supplied by GPR and others, and (iii) the assumptions, conditions, and qualifications set forth in this report. The quality of information, conclusions, and estimates contained herein are consistent with the stated levels of accuracy as well as the circumstances and constraints under which the mandate was performed. This report is intended to be used solely by GPR, subject to the terms and conditions of its contract with Golder. This contract permits GPR to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any use of this report by any third party is at that party’s sole risk.

Golder, Golder Associates and the GA globe design are trademarks of Golder Associates Corporation

February 2018	i	1668382

TiTle Page

NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex  Huarochirí Province, Lima Region, Perú.

Authors:

■	Ronald Turner, MAusIMM CP(Geo)

■	Daniel Saint Don, P.Eng.

■	Jeffrey Woods, P.E.

Effective Date of the Report.

December 20, 2017

February 2018	ii	1668382

DATE & SIGNATURE PAGE

This Technical Report on Coricancha Mine Complex is submitted to Great Panther Silver Limited and is effective as of December 20, 2017.

Qualified Person	Responsible for Parts

Signed By: Ronald Turner, MAusIMM CP(Geo) Golder Associates S.A. Date: February 2, 2018	Item 1.1, 1.2, 1.3, 1.6, 4.1, 5, 6, 7, 8, 9, 10, 11, 12, and 14 (excluding Item 14.7)

Signed By: Daniel Saint Don, P.Eng. Golder Associates Inc. Date: February 2, 2018	Item 1.0, 1.4, 1.7, 1.8, 1.9, 2, 3, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 14.7, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, and 27

Signed By: Jeffrey Woods, P.E. Woods Process Services, LLC. Date: February 2, 2018	Item 1.5, 13, and 17

February 2018	iii	1668382

As the Qualified Person responsible for preparing the Technical Report, titled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex, Huarochirí Province, Lima Region, dated February 02, 2018,” with an effective date of December 20, 2017, and prepared for Great Panther Silver Limited., I, Ronald Turner, P. Geo., do hereby certify that:

a)	I am a Senior Resource Geologist at:

Golder Associates S.A.

Magdalena 181, 3rd floor, Las Condes, Santiago, Chile

b)	I am a Member (#302538) and Chartered Professional (CP) in Geology according the Australasian Institute of Mining and Metallurgy (AusIMM).

c)	I am graduate of Universidad de Concepción, Chile, in 1993 with a Bachelor of Science degree in Geology.

I have worked as a professional Geologist for over 24 years since my graduation. My experience has focused on exploration, mine geology and resource estimation of base metals and precious metals deposits.

As a result of my education, professional qualifications, and experience, I am a Qualified Person, as defined in National Instrument 43-101.

d)	I completed a personal inspection of the Coricancha Mine that is the subject of the Technical Report from August 15, 2017, to August 16, 2017.

e)	I am responsible for preparation of Sections Item 1.1, 1.2, 1.3, 1.6, 4.1, 5, 6, 7, 8, 9, 10, 11, 12, and 14 (excluding Item 14.7) included in this Technical Report.

f)	I am independent of the issuer, Great Panther Silver in accordance with the guidelines and requirements presented in Item 1.5 of National Instrument 43-101.

g)	I have not had prior involvement with the property that is the subject of the Technical Report.

h)	I have read National Instrument 43-101, Form 43-101F1 and the Companion Policy 43-101CP, and this Technical Report has been prepared in compliance with the guidelines presented in NI43-101, Form 43-101F1, and 43-101CP.

i)	As of the effective date of this Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Magdalena 181, Piso 3, Las Condes, Santiago, Chile, this February 02, 2018.

Signed By
Ronald Turner, P. Geo.,

I, Ronald Turner, P. Geo.
Print name of Qualified Person

February 2018	iv	1668382

As the Qualified Person responsible for preparing the Technical Report, titled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex, Huarochirí Province, Lima Region, dated February 02, 2018,” with an effective date of December 20, 2017, and prepared for Great Panther Silver Limited., I, Daniel A. Saint Don, P. Eng., do hereby certify that:

(a)	I am the Underground Mining Practice Leader at:

Golder Associates Inc.

44 Union Boulevard, Suite 300, Lakewood, Colorado USA 80228

(b)	I am a member of the Association of Professional Engineers of Ontario (APEO).

(c)	I graduated with a Bachelor of Science in Mining Engineering from Michigan Technological University, Houghton, Michigan, in 1987. I was granted a Master’s of Business Administration (MBA), from Westminster College (the Gore School of Business), Salt Lake City, Utah, in 2007.

I have worked as a Mining Engineer for 30 years. My experience has included mine operations, technical services, cost estimating, budgeting, cash flow modelling and project development of narrow vein mines. I was awarded a Master’s of Business Administration (MBA) from Westminster College in Salt Lake City in 2007.

As a result of my education, professional qualifications, and experience, I am a Qualified Person, as defined in National Instrument 43-101.

(d)	I visited the Project Site from January 10, 2017, to January 12, 2017, to perform a Qualified Person current personal inspection site visit as required under NI 43-101. During the site visit I reviewed the general mine infrastructure, access roads, mine portals, underground development, underground production areas, camp facilities, offices, and shop.

(e)	I am the co-author of the Technical Report titled NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex Huarochirí Province, Lima Region, Perú, dated 2 February 2018.

(f)	I am responsible for the preparation of Items 1.0, 1.4, 1.7, 1.8, 1.9, 2, 3, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 14.7, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, and 27 of the Technical Report, titled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex Huarochirí Province, Lima Region, Perú, dated 2 February 2018.”

(g)	I have read the definition of ‘Qualified Person’ set out in National Instrument 43-101 (‘the Instrument’) and certify that by reason of my education, professional qualifications, and past relevant experience, I fulfil the requirements of a ‘Qualified Person’ for the purposes of the Instrument.

(h)	I am independent of Great Panther Silver Limited (GPR; the ”Issuer”) in accordance with the guidelines and requirements presented in Section 1.5 of the Instrument.

(i)	I have worked on mine planning and mine optimization studies at the Corocancha Mine Complex previous to this Technical Report

(j)	I have read the Instrument and Form 43-101F1 and the Companion Policy 43-101CP, and this technical report has been prepared in compliance with the guidelines presented in the Instrument, Form 43-101F1, and Form 43-101CP.

(k)	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Denver, Colorado this 2 of February 2018.

Signed By

Daniel A. Saint Don, P.Eng.

Daniel A. Saint Don, P.Eng.
Print name of Qualified Person

February 2018	v	1668382

As the Qualified Person responsible for preparing the Technical Report, titled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex, Huarochirí Province, Lima Region, dated February 02, 2018,” with an effective date of December 20, 2017, and prepared for Great Panther Silver Limited., I, Jeffrey L. Woods, SME, MMSA, do hereby certify that:

(a)	I am the Principle Consulting Metallurgist at:

Woods Process Services, LLC.

PO Box 998, Fairplay, Colorado USA 80440

(b)	I am a member of the Society for Mining, Metallurgy, and Exploration (SME) since 1983, and a Registered Member (#4018951) since September 2006. I am also a Registered Member of the Mining and Metallurgical Society of America.

(c)	I am a graduate of Mackay School of Mines, University of Nevada, Reno, Nevada, U.S.A., in 1988 with a B.S. degree in Metallurgical Engineering.

I have worked as a metallurgical engineer for a total of 29 years since my graduation. My relevant experience includes international mine operations, technical services, project development and consulting for various commodities, metals, deposits and processes.

As a result of my education, professional qualifications, and experience, I am a Qualified Person, as defined in National Instrument 43-101.

(d)	I performed a site visit to the Coricancha a Project Site during October 2017.

(e)	I am responsible for the preparation of Item 1.5, Item 13, Mineral Processing & Metallurgical Testing and Item 17, Recovery Methods of the technical report, titled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex Huarochirí Province, Lima Region, Perú, dated 2 February 2018.”

(f)	I am the co-author of the Technical Report, titled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex Huarochirí Province, Lima Region, Perú, dated 2 February 2018.”

(g)	I am independent of the issuer in accordance with the guidelines and requirements presented in Section 1.4 of the Instrument 43-101.

(h)	I have read the definition of ‘Qualified Person’ set out in National Instrument 43-101 (‘the Instrument’) and certify that by reason of my education, professional qualifications, and past relevant experience, I fulfil the requirements of a ‘Qualified Person’ for the purposes of the Nation Instrument 43-101.

(i)	I have not had prior involvement with the property that is the subject of the Technical Report.

(j)	I have read the Instrument and Form 43-101F1 and the Companion Policy 43-101CP, and this Technical Report has been prepared in compliance with the guidelines presented in the Instrument, Form 43-101F1, and Form 43-101CP.

(k)	As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Denver, Colorado this 2 of February 2018.

Signed and Sealed By

Jeffrey L. Woods, SME, MMSA

Jeffrey L. Woods, SME, MMSA
Print name of Qualified Person

February 2018	vi	1668382

Consent of Qualified Person

Pursuant to Section 8.3 of National Instrument 43-101

Standards of Disclosure for Mineral Projects - (“NI 43-101”)

To:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Registrar of Securities, Prince Edward Island

I, Ronald Turner, P. Geo., consent to the public filing of the Technical Report, titled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex Huarochirí Province, Lima Region, Perú, and dated effective December 20, 2017 (the “Technical Report”)" by Great Panther Silver Limited (the “Issuer”). I certify that I have read the written disclosure being filed and that it accurately represents the information in the Technical Report.

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on December 20, 2017. I certify that I have read said news release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

Signed on February 2, 2018.

Signed By

Ronald Turner, P. Geo.,

Ronald Turner, P.Geo.
Print name of Qualified Person

February 2018	vii	1668382

Consent of Qualified Person

Pursuant to Section 8.3 of National Instrument 43-101

Standards of Disclosure for Mineral Projects - (“NI 43-101”)

To:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Registrar of Securities, Prince Edward Island

I, Daniel Saint Don, P.Eng., consent to the public filing of the Technical Report, titled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex Huarochirí Province, Lima Region, Perú, and dated effective December 20, 2017 (the “Technical Report”)" by Great Panther Silver Limited (the “Issuer”). I certify that I have read the written disclosure being filed and that it accurately represents the information in the Technical Report.

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on December 20, 2017. I certify that I have read said news release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

Signed on February 2, 2018.

Daniel A. Saint Don, P.Eng.
Association of Professional Engineers of Ontario
Underground Mining Practice Leader of Golder Associates

February 2018	viii	1668382

Consent of Qualified Person

Pursuant to Section 8.3 of National Instrument 43-101

Standards of Disclosure for Mineral Projects - (“NI 43-101”)

To:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Registrar of Securities, Prince Edward Island

I, Jeffrey L. Woods, SME, MMSA QP., consent to the public filing of the technical report titled Updated NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex, Huarochiri Provence, Lima Region, Peru, and dated effective December 20, 2018 (the “Technical Report”), by Great Panther Silver, LTD. (the “Issuer”).

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on December 20, 2017.

I certify that I have read said news release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

Signed on February 2, 2018.

Jeffrey L. Woods (Signed by)

Jeffrey L. Woods, SME, MMSA QP
Principle Consulting Metallurgist
Woods Process Services, LLC

February 2018	ix	1668382

Table of Contents

Title Page

DATE & SIGNATURE PAGE

1.0	Summary		1

	1.1	Project Description & Location	2

	1.2	Geology & Mineralization	4

	1.3	Exploration Status	6

	1.4	Development & Operations Status	8

	1.5	Mineral Processing & Recovery Methods	8

	1.6	Mineral Resource Estimate	9

	1.7	Permitting & Environmental Conditions	11

	1.8	Conclusions	11

	1.9	Recommendations	12

2.0	Introduction		13

	2.1	Terms of Reference	13

	2.2	Effective Date	13

	2.3	Sources of Information	13

	2.4	Qualified Persons & Current Personal Inspection	14

	2.5	Language, Currency, & Measurement Standards	14

3.0	Reliance on other experts		15

	3.1	Legal Status & Mineral Tenure	15

	3.2	Environmental Matters	15

4.0	Property Description & Location		16

	4.1	Description & Location	16

	4.2	Mineral Tenure	16

	4.3	Surface Rights	18

	4.4	Agreements & Encumbrances	18

	4.5	Mining Royalties & Taxes	18

	4.6	Environmental Liabilities	21

	4.7	Permitting	21

	4.8	Other Significant Factors & Risks that May Affect Access, Title, or the Right or Ability to Perform Work on the Property	21

5.0	Accessibility, Climate, local resources, infrastructure, & physiography		22

	5.1	Accessibility	22

	5.2	Climate	22

	5.3	Local Resources & Infrastructure	23

	5.4	Physiography	24

6.0	History		26

February 2018	x	1668382

	6.1	Ownership & Development History	26

	6.2	Exploration History	27

	6.3	Historical Mineral Resource & Reserve Statements	27

	6.4	Production History	29

7.0	Geological Setting & Mineralization		31

	7.1	Regional Geology	31

	7.2	Local & Property Geology	33

	7.3	Mineralization	33

	7.3.1	Main Veins	37

	7.3.2	Secondary (Tensional) Veins	39

	7.3.3	Tertiary Veins	42

8.0	Deposit types		43

9.0	Exploration		44

	9.1	Summary of Non-Drilling Exploration Activity	44

10.0	Drilling		46

	10.1	Drilling Summary	46

	10.2	Drilling Procedures & Methodology	48

	10.2.1	Drilling Methodology	48

	10.2.2	Core Handling & Visual Logging	51

	10.3	Drilling Results & Interpretation	54

	10.4	Drilling Factors Impacting Accuracy & Reliability of Results	59

11.0	Sampling Preparation, analyses, & security		60

	11.1	Sample Summary	60

	11.2	Sampling Methodology & Procedures	61

	11.2.1	Drill Core Sampling	61

	11.2.2	Channel Sampling Procedures	62

	11.3	Sample Preparation, Analytical Methodology, & Procedures	63

	11.3.1	Analytical Laboratory	63

	11.3.2	Density Determination	66

	11.3.3	Analytical Results	68

	11.4	Sample Security	69

	11.5	Quality Assurance & Quality Control Methodology & Procedures	69

	11.6	Qualified Person Statement on Sampling, Analysis, & Quality Control	78

12.0	Data Verification		79

	12.1	Data Verification Procedures	79

	12.1.1	Exploration Data Collection Methodology & Procedures Verification	79

	12.1.2	Drill Hole & Channel Sample Data & Observations Verification	79

	12.1.3	Sampling & Analytical Data Verification	79

February 2018	xi	1668382

	12.2	Limitations on Data Verification	80

	12.3	Qualified Person Statement on Data Verification	80

13.0	Mineral Processing & Metallurgical Testing		81

	13.1	SGS Metallurgical Test Work Summary	81

	13.2	Historical Operating Data & Metal Recoveries	88

14.0	Mineral Resource Estimates		89

	14.1	Introduction	89

	14.1.1	Definition of Mineral Resource Estimates	89

	14.1.2	Note on Animas Vein Model	90

	14.2	Geological Database	90

	14.3	Geological Interpretation	91

	14.3.1	Topography & Underground Workings	91

	14.3.2	Geological Modelling Domains	91

	14.3.3	Assay Composites & Descriptive Statistics	91

	14.3.3.1	Drill Core & Channel Sample Assay Composites	91

	14.3.3.2	Descriptive Statistics	93

	14.3.4	Outliers (High Grade Capping of Assay Composite Values)	95

	14.4	Mineral Resource Estimation	96

	14.4.1	Block Model Parameters	96

	14.4.2	Grade Variography	96

	14.4.3	Estimation Methodology (Grade Interpolation)	97

	14.4.4	Default Density	99

	14.5	Mineral Resource Classification	100

	14.5.1	Resource Categories	100

	14.6	Block Model Validation	103

	14.7	Cut-Off Grade	108

	14.8	Statement of Mineral Resources	110

	14.9	Comparison with Previous Mineral Resource Estimates	112

15.0	Mineral Reserve Estimates		113

16.0	Mining Methods		114

17.0	Recovery Methods		115

	17.1	Ore Processing Description	115

	17.1.1	Crushing & Grinding Circuits	115

	17.1.2	Flotation Circuits	116

	17.1.3	BIOX Circuit	117

	17.1.4	Gold/Silver Leach & Recovery	117

	17.1.5	Concentrate Dewatering	118

	17.1.6	Deposition of Final Concentrator Tailings	118

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18.0	Project Infrastructure	119

19.0	Market Studies & Contracts	120

20.0	Environmental Studies, Permitting, & Social or Community Impact	121

21.0	Capital & Operating Costs	125

22.0	Economic Analysis	126

23.0	Adjacent properties	127

24.0	Other relevant data & information	128

25.0	Interpretation & conclusions	129

26.0	Recommendations	130

27.0	References	131

February 2018	xiii	1668382

List of Tables

Table 1.1: Summary of Nyrstar Drilling by Year	7
Table 1.2: Summary of Drilling by Vein	7
Table 1.4: Summary of Mineral Resources by Vein & Variable	10
Table 4.1: Ownership of Surface Land	16
Table 4.2: Concession Names & Code Identification Numbers	17
Table 6.1: Summary of Nyrstar Drilling	27
Table 6.2: Historical Mineral Resources & Reserves Estimates	28
Table 6.3: Summary of Historical Production at the Coricancha Mine	29
Table 7.1: Mineral Assemblages	33
Table 7.2: Summary of Mineralized Veins at Coricancha	34
Table 10.1: Summary of Nyrstar Drilling by Year	46
Table 10.2: Summary of Drilling by Vein	46
Table 10.3: Summary of Nyrstar 2010 Drilling	55
Table 10.4: Summary of Nyrstar 2011 Drilling	56
Table 10.5: Summary of Nyrstar 2013 Drilling	57
Table 10.6: Summary of Nyrstar & GPR 2015-2016 Drilling	58
Table 11.1: Summary of CMC Sampling	60
Table 11.2: Density Measurement, as Determined by CMC & SGS	67
Table 11.3: Default Density Values by Vein	67
Table 11.4: Summary of QA/QC Control Samples	70
Table 11.5: Expected Values for the 2010 CRM Standards	71
Table 11.6: Expected Values for the CRM Materials included in 2011 Drilling Program	71
Table 11.7: CRM Materials OREAS 621 & OREAS 623	72
Table 13.1: SGS Recommended Reagent Scheme for Coricancha	82
Table 13.2: Locked Cycle Test Results on Constancia Composite	83
Table 13.3: Locked Cycle Test Results on Constancia & Wellington Blend	85
Table 13.4: Metal Recoveries	88
Table 14.1: Summary of Individual Vein Databases	90
Table 14.2: Summary of Descriptive Statistics for all Composites	93
Table 14.3: Summary of Capping Values by Vein & by Variable	96
Table 14.4: Block Model Dimension & Extents by Vein	96
Table 14.5: Summary of Variography by Vein & Variable	97
Table 14.6: Summary of the Grade Interpolation Ranges for Constancia, Wellington, Escondida, & Constancia Esté Veins by Variable	98
Table 14.7: Summary of the Grade Interpolation Ranges for San Jose & Colquipallana Veins by Variable	99
Table 14.8: Default Density Values by Vein	99
Table 14.9: Major Net Smelter Return Parameters for Base Metals	108
Table 14.10: NSR Parameters for Au & Ag	109
Table 14.11: Summary of Mineral Resources by Vein & Variable	111
Table 14.12: Comparison of the 2017 to 2012 Mineral Resource Estimates, CMC Mine	112
Table 20.1: Ownership of Surface Land	124

February 2018	xiv	1668382

List of Figures

Figure 1.1: Project Location	3
Figure 1.2: Regional Geology Map	5
Figure 4.1: Project Location Map	19
Figure 4.2: Project Concession Map	20
Figure 5.1: Historical Matucana Climate Data	23
Figure 5.2: Regional Access Map	25
Figure 6.1: Summary of Monthly Production 2002 – 2013 with Mean Ag Grade	30
Figure 7.1: Regional Geology Map	32
Figure 7.2: Local Geology Map	35
Figure 7.3: CMC Mineralized Veins Plan Map	36
Figure 7.4: Constancia Vein Long Section	37
Figure 7.5: Wellington Vein Long Section	38
Figure 7.6: Colquipallana Vein Long Section	39
Figure 7.7: Escondida Vein Long Section	40
Figure 7.8: San José Vein Long Section	41
Figure 7.9: Constancia Esté Vein Long Section	42
Figure 9.1: Nyrstar 2010 Exploration Map	45
Figure 10.1: Drill Hole Map	47
Figure 10.2: Plan Map - Distribution of Drill Holes at Coricancha	48
Figure 10.3: Example of Underground Drill Rig	50
Figure 10.4: Example of a 2015 Drill Hole Collar	50
Figure 10.5: Example of a Core Box Photograph	52
Figure 10.6: CMC Core Logging Facility	53
Figure 10.7: CMC Core Storage (Interior)	53
Figure 10.8: CMC Core Storage (Exterior)	54
Figure 11.1: Example of Sampled Core	62
Figure 11.2: Example of Channel Sampling in the Animas Vein	63
Figure 11.3: ALS Analytical Protocols (2010, 2011)	64
Figure 11.4: SGS Analytical Protocols (2010, 2011, 2013, & 2015-2016)	65
Figure 11.5: CMC Internal Density Measurement Equipment & Samples to be Measured	66
Figure 11.6: Au & Ag Grade Box Plots by Vein	68
Figure 11.7: Control Charts – OREAS 54Pa CRM	72
Figure 11.8: Control Charts – OREAS 151a CRM	73
Figure 11.9: Control Charts – OREAS 131a CRM	73
Figure 11.10: Control Charts – OREAS 132a CRM	74
Figure 11.11: Control Charts – OREAS 621 CRM	75
Figure 11.12: Control Charts – OREAS 623 CRM	76
Figure 11.13: Cross Plot Comparing the Primary & Duplicate Analysis for Au, Ag, Pb, Zn, & Cu	77
Figure 11.14: Control Chart – Pulp Blanks for Au, Ag, Pb, Zn, & Cu	78
Figure 13.1: SGS Proposed Process Flow Sheet	87
Figure 14.1: Cumulative Frequency Histogram of Drill Hole Sample Lengths	92
Figure 14.2: Cumulative Frequency Histogram of Channel Sample Lengths	92
Figure 14.3: Composites Box Plots by Vein for Au, Ag, & Cu	94
Figure 14.4: Composites Box Plots by Vein for Pb & Zn	95
Figure 14.5: Constancia Vein Classification	100
Figure 14.6: Wellington Vein Classification	101
Figure 14.7: Constancia Esté Vein Classification	101
Figure 14.8: Escondida Vein Classification	102
Figure 14.9: San José Vein Classification	102
Figure 14.10: Colquipallana Vein Classification	103
Figure 14.11: Global Statistics Comparison Au	104
Figure 14.12: Global Statistics Comparison Ag	104
Figure 14.13: Global Statistics Comparison Cu	105

February 2018	xv	1668382

Figure 14.14: Global Statistics Comparison Pb	105
Figure 14.15: Global Statistics Comparison Zn	105
Figure 14.16: Constancia Vein, Plan View, Level 3,550 m masl Elevation – Ag (g/t) Block Grades	106
Figure 14.17: Constancia Esté Vein, Plan View, Level 3,915 m masl Elevation – Ag (g/t) Block Grades	107
Figure 14.19: Tonnes-Grade Plot for all Mineralized Veins & Classes at Varying NSR Cut-off Value	110

February 2018	xvi	1668382

Glossary

Abbreviation	Description
%	Percent
°	Degrees (Azimuth or Dip)
°C	Degrees Celsius
3D	Three Dimensional
Ag	Silver
ALS	ALS Chemex Perú S.A Laboratory
APEGA	Association of Professional Engineers and Geoscientists of Alberta
APEGBC	Association of Professional Engineers and Geoscientists of British Columbia
APGO	Association of Professional Geoscientists of Ontario
As	Arsenic
AsPy	Arsenopyrite
Au	Gold
BIOX	Biooxidation Plant
BQ	36.5 mm diameter drill core
CCD	Counter-Current-Decantation
CI	Cu/Pb cleaner concentrate
CIL	Carbon-in-leach
cm	Centimetre
CIM	Canadian Institute of Mining Metallurgy and Petroleum
CIMDS	Canadian Institute of Mining Metallurgy and Petroleum Definitions Standards
CMC	Coricancha Mine Complex
CRM’s	Certified Reference Material Standards
Cu	Copper
CWB	Constancia Wellington Blend
DEM	Digital Elevation Models
DSM	Digital Surface Model
EIA	Environmental Impact Assessment
et al.	and Others
ft	Foot
g/cm3	Grams per Cubic Centimeter
g/t	Grams per Tonne
GPS	Global Positioning System
GPR	Great Panther Silver Limited
Ha	Hectares
HQ	63.5 mm diameter drill core
ICP-OES analysis	Inductively Coupled Plasma Atomic Emission Spectroscopy analysis
ID3	Inverse Cubed Distance
INGEMMET	Instituto Geológico, Minero y Metalúrgico
IP	Induced Polarization Survey
km	kilometre
km2	Square Kilometre
lb	Pound

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m	Metre
Ma	Million years Ago
m amsl	Metres Above Mean Sea Level
m2	Square metre
m3	Cubed metre
mm	Millimeter
m/s	Metres per Second
Mt	Million Tonnes
NI 43-101	National Instrument 43-101
NI 43-101CP	National Instrument 43-101 Companion Policy
NI 43-101F1	National Instrument 43-101 Form 1 - Technical Report
NQ	47.6 mm diameter drill core
NSR	Net Smelter Return
oz	Ounce
Pb	Lead
P. Geo.	Professional Geologist
Py	Pyrite
QA/QC	Quality Assurance/Quality Control
Qtz	Quartz
Ro	AsPy rougher concentrate
ROM	Run of mine
RQD	Rock Quality Designation
SGS	SGS Del Perú S.A. Laboratory
SUNARP	Superintendencia Nacional de Registros Públicos
t	Tonnes
t/m3	Tonnes per cubic metre
tpd	Tonnes per day
tpm	Tonnes per month
.tif	Raster file format
US$	USA Dollar
UTM	Universal Transverse Mercator
wt.%	Weight Percent
WGS84	World Geodetic System 1984
Zn	Zinc

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1.0	Summary

This Item is a brief summary of important information in the Technical Report (TR), including property description and ownership, geology and mineralization, the status of exploration, project development, mineral resource estimates, and the qualified person’s conclusions and recommendations.

Caution to readers: In this Item, all estimates and descriptions related to any Mineral Resource Estimates at the Coricancha Mine Complex (CMC) are forward-looking information. The Mineral Resource Estimate is preliminary in nature, and Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Mineral Resource Update outlines the potential viability of mineral resources and there is no certainty that that they will be realized. There are many material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this Item. Some of the material factors include changes to regulatory framework development and issues with approval of exploitation licenses, differences from the assumptions made in the TR regarding to grades, metals production rates, schedule of development, labor, consumables and other material costs, markets and market prices, and other circumstances such that the Project proceeds, as described in the TR. The material factors, or assumptions, that were applied in drawing the conclusions, forecasts, and projections set forth in this Item are summarized in the other Items of this Technical Report. For this reason, readers should read this Item 1.0 solely in the context of the full Report, and after reading all other Items of this Report.

Golder Associates Inc. (Golder) was retained by Great Panther Silver Limited (GPR) as an independent qualified entity to review and report on estimates of Polymetallic Mineral Resources and to prepare an NI 43-101 TR for the Coricancha Mine Complex (CMC) located in Huarochirí Province in the Lima Region of Perú.

GPR is a publicly traded company listed on the TSX and New York Stock Exchange, engaged in the exploration, development, and production of mineral properties. It is primarily a silver (Ag) - gold (Au) producing company with operating mines in Mexico, including the Guanajuato Mine Complex in the state of Guanajuato and the Topia Ag-lead (Pb)-zinc (Zn) mine located in the state of Durango. GPR acquired CMC from Nyrstar in 2017.

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This TR was prepared by Golder in accordance with the following documents published by the Canadian securities regulatory authorities:

■	NI 43-101: Standards of Disclosure for Mineral Projects (effective date June 30, 2011).

■	NI 43-101 Companion Policy (NI 43-101CP): Standards of Disclosure for Mineral Projects (effective date June 30, 2011).

■	Form NI 43-101F1: TR (effective date June 30, 2011).

■	Canadian Institute of Mining, Metallurgy, and Petroleum (CIM): Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 23, 2003).

■	CIM Definitions Standards (May 2014).

1.1	Project Description & Location

The CMC is located in the central Andes of Perú in the District of San Mateo, Huarochirí Province, Department of Lima, as shown in Figure 1.1.

The mill and main site office are located adjacent to the Central Highway, 90 km east of the city of Lima, next to the Rímac River in an area known as Tamboraque, and adjacent to the confluence of the Rímac River and its tributary, the Aruri River. The plant is located at 3,000 metres above mean sea level (m amsl), and the mine is located between 3,140 m amsl to 3,980 m amsl.

CMC has been exploited almost continuously since the colonial times. The historic Coricancha mine production for the 60 years prior to 1996 is reported to have ranged from 2,600 tonnes to 5,000 tonnes per month (tpm).

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Figure 1.1: Project Location

The Project includes 127 mining concessions, 1 mining transport concession, and 1 processing concession. All mining concessions are for metallic substances.

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1.2	Geology & Mineralization

The regional geology of the Viso-Aruri mining district is comprised of a package of andesitic volcanic rocks and local basal sedimentary units intruded by monzonite stocks (See Figure 1.2). The Jumasha Formation is found at the base of the Viso-Aruri volcanic sequence and is characterized by tightly folded beds of grey limestone. The limestone outcrops in the Rímac River valley, near the town of San Miguel de Viso.

The approximately 1,500-metre (m) thick Rímac Formation overlies the Jumasha limestones and is comprised of Tertiary-age andesitic volcanics and is characterized by alternating layers of massive and porphyritic, grey to greenish-grey-purple andesite. The volcanic beds are approximately 10-m to 40-m thick and are roughly sub-horizontal, dipping slightly to the SW at 15°.

There are two occurrences of intrusive rocks in the area which are thought to have been the source of the polymetallic mineralization, although this has not been confirmed. The first is a small, altered, intrusive stock has been mapped in the near the village of Viso on the south side of the mountain (Coricancha is on the north side). The other occurrence is the NE-NNE trending, sub-vertical intrusive dikes cutting the volcanic rocks.

The area has been exposed to tremendous structural compression, which has produced a strong regional scale fracturing pattern and allowed the emplacement of the polymetallic mineralization within quartz (Qtz) sulphide veins as fracture filling. Some of the identified features include the NW-SE Pariachaca-Matucana fault, the NS and NNE trending San Pablo and Huamuyo faults, and the NNE-SSE mineralized fractures zones.

The CMC property is almost entirely underlain by the Rímac Formation andesitic volcanics. The base of the sequence is comprised of brecciated volcanics overlain by andesitic flows, agglomerate and tuff towards the top of the Cerro Huamanjune at approximately 4,500 m amsl elevation.

Mineralization at CMC is that of an anastomosed system where most of the secondary and tertiary veins branch off either from the main vein or the secondary veins. This has produced the necessary conduits to be filled by mineralized hydrothermal fluids. The overall system trends towards the NE at approximately 15°, and the veins are primarily sub-vertical to steeply NW dipping. It is thought that the anastomosed vein system is part of a larger tectonic shear zone with secondary and tertiary tensional veins associated.

The three main veins on the CMC property include the Wellington, Constancia, and Animas veins (See Item 7.0 and Figure 7.3 for details). These veins define three structurally dislocated blocks from which a series of secondary and tertiary tensional veins split off. The veins are extensive and are known to extend over 4 kilometres (km) along strike and more than 1.5 km down dip.

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Typically the veins show Qtz-clay-pyrite argillic alteration, which extends up to 2.0 m into the footwall and hanging wall of the veins. The alteration does not contain any economic mineralization of note.

Figure 1.2: Regional Geology Map

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The CMC is a polymetallic hydrothermal, brittle low sulphidation deposit hosted in the andesitic rocks of the Rímac Formation. The veins exhibit pinch-swell type behavior typical of hydrothermal systems found within compressional and extensional structural environments. Vein widths reach upwards of 2.0 m and with a mean width of 0.6 m. The veins are known to split into two or more branches separated by waste rock materials.

The mineralization observed at CMC is typically comprised of the following:

■	Pyrite (iron [Fe] sulphide)

■	Sphalerite (Zn sulphide)

■	Galena (Pb sulphide)

■	Chalcopyrite (Cu Fe sulphide)

■	Arsenopyrite (Fe arsenic [As] sulphide)

■	Tennatite (Cu As sulfosalt)

■	Tetrahedrite (Cu antimony [Sb] sulfosalt)

■	Native Au

■	Native Ag

■	Quartz

1.3	Exploration Status

Prior to Nyrstar’s acquisition of CMC, exploration was primarily conducted by mining of veins, horizontal and vertical tunnels and raises, but no systematic formal exploration activities were completed. The first formal documented exploration program was conducted by Nyrstar in 2010 and consisted of field mapping, ground magnetic and induced polarization (IP) surveys and diamond drilling.

Prior to 2010 and Nyrstar’s acquisition of Coricancha, no systematic drilling was performed on-site. However, historical drilling was completed, primarily as short holes, unfortunately limited or no records exist related to this drilling. Golder has not included any of the pre-2010 drilling in the geological database or geological model due to the lack of information and inability to confirm this data.

Since 2010, several drilling programs have been completed with the primary focus of verifying the lateral and depth continuity of the main veins including, Wellington, Constancia and Colquipallana. Nyrstar conducted three independent drilling campaigns in 2010, 2011 and 2013. Drilling programs were completed in 2015 and 2016 in conjunction with GPR. A total of 83 diamond drill holes, totaling 28,197 m of NQ sized core (47.6 millimeter [mm] core diameter) have been drilled within the CMC property boundaries. Drill holes were either drilled from surface or underground depending on the target and accessibility.

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A summary of the different drilling campaigns at CMC by year and by vein target is presented in Table 1.1 and Table 1.2. A detailed discussion of drilling at CMC is presented in Item 10.0 and the distribution of the drill holes is illustrated in Figure 10.1 and Figure 10.2.

Table 1.1: Summary of Nyrstar Drilling by Year

Company	Year	No. of Drill Holes	Total Depth (m)
Nyrstar	2010	16	11,111
	2011	12	6,187
	2013	22	4,944
Nyrstar & GPR	2015-2016	33	5,955
Total		83	28,197

Source: Nyrstar internal reports via GPR.

Table 1.2: Summary of Drilling by Vein

Vein	No. of Drill Holes
Constancia	56
Wellington	13
Animas	2
Colquipallana	5
San Jose	2
Others	5
Total	83

Source: Nyrstar internal reports via GPR.

CMC is an advanced stage property, recently in operation (2013) and with extensive historical records of mining activities and production. The drilling results confirm the existence of economic mineralization and reconcile with the underground mine workings.

The results of the drilling programs at CMC verify the continuity of the vein system, both laterally and at-depth. The mineralization is shown to extend beyond the previously known limits and has opened up the targets both along strike and at depth.

The data from drilling, logging and surface/underground sampling programs were reviewed and interpreted independently by GPR senior geologist and by the Golder Qualified Person. Drill hole lithology and assay data was used to confirm the target intercepts and to reconcile against the surface and underground sampling.

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A detailed discussion of the sampling and analytical results is presented in Item 11.0 and Item 14.0 of this TR. A detailed discussion of the interpretive geology and geological modelling process is presented in Item 14.0 of this TR.

It is Golder’s opinion that the Nyrstar and GPR drilling, core logging and sampling programs were carried out according to appropriate professional methodologies and procedures, including those presented in the CIM Exploration Best Practice Guidelines (August 2000 edition).

1.4	Development & Operations Status

CMC is currently in care and maintenance status. Site infrastructure is established from previous operations including an access road, crushing and grinding plant, flotation and biooxidation (BIOX) plant, electrical power supply and distribution system, compressed air, water supply, mine rail haulage, camp and kitchen facilities, and nearby medical facilities. Current activities are limited to environmental monitoring commitments and are further described in Item 20.0 of this TR.

1.5	Mineral Processing & Recovery Methods

The current mineral processing flow sheet at CMC includes base metal sulfide flotation for the production of Pb, Zn and copper (Cu) concentrates. Also, differential flotation is used to separate the Au bearing arsenopyrite (AsPy) from pyrite (Py) with subsequent processing by BIOX and carbon-in-leach (CIL) cyanidation for the recovery of Au and Ag. The most recent series of metallurgical test work was completed in 2009 by SGS Lakefield. The goal of the testing program work was to optimize the process flow sheet, grind size and reagent scheme. Implementation of the SGS recommendations were completed before restarting plant operations in 2010. Operating data shows that the changes were successful in improving the metal recovery, improving base metal concentrate grades and increasing Au production. Metallurgical testing is discussed in greater detail in Item 13.0 of this TR.

Review of the most recent CMC operating data indicate that the metallurgical performance of the processing plant is very stable with metal recoveries and concentrate grades being very consistent. Owing to the presence of AsPy, arsenic (As) is present as a deleterious element in most of the flotation products. Metallurgical testing and expected metal recoveries are discussed in greater detail in Item 13.0 of this TR.

The CMC concentrator is primarily a base metal polymetallic sulfide concentrator producing Pb, Cu, and Zn concentrates. The process plant was expanded to include production of an AsPy concentrate, which is treated via BIOX to recover refractory Au via CIL technology. The original CMC plant was designed and commissioned in 1999 to process 600 tonnes per day (tpd) of ore primarily from the Wellington and Constancia Veins. Operations have been intermittent since then and are currently under care and maintained status. There are no major modification or additions required to put the plant back into production. The crushing plant and concentrator are discussed in greater detail in Item 17.0 of this TR.

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The final tailings consist of the AsPy/Py flotation tailings, Py concentrate, neutralized BIOX liquor sludge, CIL residue, and mine dewatering neutralization sludge. These are thickened using the tailings thickeners with the addition of flocculant before final dewatering in the tailings plate and frame filters. The tailings filter cake is shipped to the Chinchan tailings storage facility.

1.6	Mineral Resource Estimate

Geological modelling and subsequent Mineral Resource estimation was performed by GPR under the supervision of the Golder Qualified Person in accordance with Golder internal modelling and Mineral Resource estimation guidelines and in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (May 2003 edition). The geological data compilation, interpretation, geological modelling and Mineral Resource estimation methods and procedures are described in the following Items.

For estimating the Mineral Resources for the GPR CMC Project, the Golder Qualified Person has applied the definitions of “Mineral Resource” as set forth in the Canadian Institute of Mining, Metallurgy and Petroleum Council (CIM) Definitions Standards, adopted May 10, 2014 (CIMDS).

Under CIMDS, a Mineral Resource is defined as:

“…a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class respectively. Mineral Resources are reported as in-situ tonnage and are not adjusted for mining losses or mining recovery.

Block grade, block density, and block volume parameters for each vein and variable were estimated through the methods described in preceding Items of this TR. The Measured, Indicated, and Inferred Mineral Resource Estimate statement for the CMC Mine is presented in Table 1.4. Results are reported in accordance with Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines (CIM, 2014) as well as disclosure requirements of NI 43-101.

The Mineral Resource estimate presented below is considered current and has an effective date of December 20, 2017. It was completed by GPR under supervision of the Golder Qualified Person.

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It is the Golder Qualified Person’s opinion that the estimation approach is applicable based on the quantity and spacing of available data, the interpreted controls on mineralization, and the type of deposit. For details on all the input parameters used to determine Mineral Resources, see Item 14.0 of this TR.

Table 1.4: Summary of Mineral Resources by Vein & Variable

Mine	Class	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	AgEq (g/t)	AgEq oz (M)
Constancia	Measured	270,336	6.2	219	2.36	3.44	0.43	1,064	9.24
Wellington		92,328	6.1	184	1.69	3.95	0.51	1,028	3.05
Escondida		15,362	0.9	279	0.28	1.35	3.20	832	0.41
Constancia Este		16,315	6.0	143	1.97	2.16	0.11	836	0.44
San Jose		6,922	5.8	212	4.49	2.94	0.30	1,078	0.24
Colquipallana		2,944	3.4	220	3.67	5.26	0.21	995	0.09
Total Measured		404,205	5.9	210	2.16	3.43	0.54	1,037	13.49
Constancia	Indicated	218,545	6.0	188	2.09	3.08	0.34	968	6.80
Wellington		77,080	6.0	186	1.68	3.66	0.52	1,004	2.49
Escondida		21,406	1.0	238	0.24	1.08	2.84	733	0.50
Constancia Este		18,636	5.8	137	1.93	1.95	0.11	798	0.48
San Jose		7,673	5.7	217	4.76	2.93	0.30	1,084	0.27
Colquipallana		5,215	3.4	207	3.31	5.14	0.19	953	0.16
Total Indicated		348,554	5.6	189	1.95	3.05	0.52	955	10.71
Constancia	Measured + Indicated	488,881	6.1	205	2.24	3.28	0.39	1,021	16.05
Wellington		169,408	6.0	185	1.69	3.82	0.51	1,017	5.54
Escondida		36,767	1.0	255	0.26	1.19	2.99	775	0.92
Constancia Este		34,950	5.9	139	1.95	2.05	0.11	816	0.92
San Jose		14,594	5.7	215	4.63	2.93	0.30	1,081	0.51
Colquipallana		8,159	3.4	212	3.44	5.18	0.20	968	0.25
Total Measured + Indicated		752,759	5.8	200	2.07	3.26	0.53	999	24.20
Constancia	Inferred	532,422	5.3	215	1.71	3.29	0.40	950	16.25
Wellington		238,811	5.4	219	1.06	3.95	0.78	1,014	7.78
Escondida		96,926	2.2	208	0.26	2.24	1.90	751	2.34
Constancia Este		49,234	5.7	125	1.66	1.57	0.21	760	1.20
San Jose		14,174	5.7	213	4.34	2.78	0.28	1,049	0.48
Colquipallana		11,592	3.7	117	2.98	3.15	0.15	743	0.28
Total Inferred		943,160	5.0	209	1.45	3.25	0.64	934	28.36

Notes for Mineral Resource Estimates:

1.	Cut-offs are based on an estimated $140 Net Smelter Return (NSR)/tonne.
2.	Metal prices used to calculate NSR: $1,300 per ounce (oz) Au, $17/oz Ag, $1.15 per pound (lb) Pb, $1.50/lb Zn, $3.00/lb Cu.
3.	Block model grades converted to United States Dollar (US$) value using plant recoveries of 92.1% Ag, 80.2% Au, 77.3% Pb, 82.6% Zn, 52.7% Cu.
4.	Rock Density for Constancia: 3.3 tonnes per cubic metre (t/m³), Wellington, Constancia East, Escondida, San Jose: 3.2 t/m³, Colquipallana: 2.9 t/m³.
5.	Totals may not agree due to rounding.
6.	Grades in metric units.
7.	All currencies US dollars.
8.	Ag equivalent ounces (eq oz) Million (M) is calculated from g/t data.
9.	AgEq g/t = Ag g/t + (Pb grade x ((Pb price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) +(Zn grade x ((Zn price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Cu grade x ((Cu price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Au grade x (Au price per oz/Ag price per oz)).

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1.7	Permitting & Environmental Conditions

CMC has environmental permits and operation licenses such as an environmental impact assessment (EIA) and two amendments, water supply licenses, mining effluents discharge authorization, the certificate of inexistence of archaeological remains, and operation and concession licenses.

A recent environmental monitoring review has identified some deficiencies which are being addressed by considering implementation of best practices measures.

Legacy Tailings are stored at Deposito 1 and 2, also known as Cancha 1 and 2 (CMC site – Tamboraque), and Chinchan Tailings Storage – Phase I. Deposito 1 and 2 Tailings storage area represent the most important environmental and social risk for CMC. This is due to their location (130 m from Rímac River and 50 m above) and the fact that the Rímac River is Lima’s water source. To manage that risk, following the 2008 ground instability above the tailing site, the Mining and Energy Ministry ordered the tailings removal and transfer from Deposito 1 and 2 to Chinchan Tailings Storage (Phase I and II). CMC has been in the process of removing and transferring the tailings.

Other historical tailings storage locations in the area include Triana, (which is approximately 5.0 m above Rímac River and Lima’s water source) and Mayoc, (which is approximately 1.3 km from CMC). The Triana site has been closed and is guarded with a new upgraded concrete retaining wall, and the deposit itself may require resurfacing work in the future. Mayoc tailings were removed from the area and the site is currently under rehabilitation and remediation.

See Item 20.0 of this TR for details regarding permits and environmental aspects of the Project.

1.8	Conclusions

The following is a summary of interpretations and conclusions:

■	The CMC has an extensive mining history related to a polymetallic vein system of Au-Ag-Pb-Zn-Cu in the Viso-Aruri mining district. The historic Coricancha mine production began during the 30’s with small scale intermittent production until the mine was shut down in September 2000. When the mine reopened in 2002, production increased to 16,000 tpm, before declining to 9,000 tpm prior to the mine closure in October 2002.

■	During 2015-2016 GPR completed an exploration drilling program that involved drilling approximately 5,955 m.

■	GPR acquired CMC on June 30, 2017.

■	An updated Mineral Resource estimate has been prepared by GPR under the supervision of the Golder Qualified Person for the CMC. The Mineral Resource estimate used industry standard practices and is based on drilling and underground sampling data of adequate quality to meet CIM guidelines. Veins were modelled in three dimensions (3D) including all the information available. Inverse Distance cubed (ID3) estimation technique was used for each of the veins.

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■	Using an NSR cut-off value of US$140/tonne, the estimate resulted in 753,000 tonnes at average grades of 5.8 g/t Au, 200.0 g/t Ag, 0.53% Cu, 2.07% Pb and 3.26% Zn, in the Measured + Indicated category. In addition, there was 943,000 tonnes at average grades of 5.0 g/t Au, 209.0 g/t Ag, 0.64% Cu, 1.45% Pb and 3.25% Zn, in the Inferred category

■	The drill and channel sampling, assaying and logging employed by GPR are appropriate for the deposit type and mineralization style, and were implemented using common industry practices. The channel samples are lower in quality than the drill samples due to the method used to collect them.

■	Existing infrastructure allows for access to the site.

■	A permitting review has been conducted. Additional permits or periodic updates would be necessary for exploration, development, mining, and processing activities.

■	Legacy tailings are present at the site. Some of the tailings have been undergoing relocation, as per existing regulatory commitments. A process is underway to modify the closure plan related to handling of some of the remaining tailings.

■	Risks associated with the current Mineral Resource estimate include fluctuations in commodity price or other modifying factors that impact NSR.

■	The mine has not been operated for several years and some areas are not accessible for inspection.

The Qualified Person considers the CMC Mineral Resource estimates presented to conform to CIM standards and definitions for estimating resources, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” Mineral Resources must not be converted into Mineral Reserves until demonstrated as having economic viability.

1.9	Recommendations

It is recommended that CMC continue to fulfill its environmental obligations to comply with commitments to the Peruvian regulatory agencies. This includes ongoing monitoring of environmental conditions as well as continued management of legacy tailings, as described within this TR.

Based on this TR, the Qualified Person recommends additional drilling and exploration activities designed to upgrade the existing Resource classifications and expand the current Mineral Resource inventory.

In addition, the Qualified Person recommends additional technical studies aimed to reduce risks and increase the level of confidence regarding project advancement.

Estimated costs for these recommendations is stated in Item 26.0.

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2.0	Introduction

2.1	Terms of Reference

Golder Associates Inc. (Golder) was retained by Great Panther Silver Limited (GPR) as an independent qualified entity to review and report on estimates of Polymetallic Mineral Resources and to prepare an NI 43-101 TR for the Coricancha Mine Complex (CMC) located in Huarochirí Province in the Lima Region of Perú.

GPR is a publicly traded company listed on the TSX and New York Stock Exchange engaged in the exploration, development, and production of mineral properties. It is primarily a silver-gold producing company with operating mines in Mexico, including the Guanajuato Mine Complex in the state of Guanajuato and the Topia Ag-Pb-Zn mine located in the state of Durango.

This TR was prepared by Golder in accordance with the following documents published by the Canadian securities regulatory authorities:

■	NI 43-101: Standards of Disclosure for Mineral Projects (effective date June 30, 2011).

■	NI 43-101 Companion Policy (NI 43-101CP), Standards of Disclosure for Mineral Projects (effective date June 30, 2011).

■	Form NI 43-101F1: TR (effective date June 30, 2011).

■	Canadian Institute of Mining, Metallurgy, and Petroleum (CIM): Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 23, 2003).

■	CIM Definitions Standards (May 2014).

2.2	Effective Date

The effective date of this TR, titled “NI 43-101 Technical Report on the Coricancha Mine Complex, Huarochirí Province, Lima Region, Perú,” is December 20, 2017. The signature and submission date of the TR is February 02, 2018. There were no material changes to the scientific and technical information on the CMC between the effective date and the signature date of the TR.

2.3	Sources of Information

The primary source of information used in the preparation of this Mineral Resource estimate and TR are the data, observations and analytical results collected by GPR and their consultants during the 2015 and 2016 exploration programs and the historical drilling and analytical results from the previous operators.

In addition, environmental and permitting audits have been recently performed, which are summarized herein.

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2.4	Qualified Persons & Current Personal Inspection

The Independent Qualified Person responsible for the preparation of the report is Mr. Ronald Turner, MAusIMM CP(Geo), Senior Resource Geologist at Golder.

Geological data review, interpretation, geological modelling, Mineral Resource estimation, Mineral Resource classification, and all other related activities completed in the preparation of this Report were performed under the supervision of the Golder Qualified Person.

Mr. Turner traveled to the CMC near San Mateo from August 15, 2017, to August 16, 2017, to perform the Qualified Person site visit and inspection as required under NI 43-101. During the site visit the Golder Qualified Person reviewed the accessible underground workings along mineralized horizons and reviewed all relevant data including core logging, splitting, sampling and analytical methods and procedures at the core logging and storage facility. One day was spent at the site verifying the locations of drill holes and reviewing the project property geology and access.

Other Qualified Persons responsible for the content of this report include Daniel Saint Don and Jeffery Woods.

Daniel Saint Don travelled to CMC from January 10, 2017, to January 12, 2017, to perform a Qualified Person current personal inspection site visit as required under NI 43-101. During the site visit the Qualified Person reviewed the general mine infrastructure, access roads, mine portals, underground development, underground production areas, camp facilities, offices, and shop.

Jeff Woods travelled to CMC from October 18 to October 22, 2017 to perform a Qualified Person current personal inspection site visit as required under NI 43-101. During the site visit the Qualified Person examined the processing plant facilities including the crushing and grinding circuits, individual flotation circuits including concentrate filtration and handling, BIOX circuit with associated Counter-Current-Decantation (CCD) circuit and neutralization circuit, CIL circuit and carbon handling, cyanide detoxification and tailings filtration systems, analytical and metallurgical laboratory facilities, and processing related infrastructure systems.

2.5	Language, Currency, & Measurement Standards

Unless otherwise indicated, this TR uses Canadian English spelling, United States of America dollar currency (US$) and System International (metric) units.

Coordinates in this TR are presented in metric units metres (m) or kilometres (km), using the Universal Transverse Mercator (UTM) projection (Zone 18S), World Geodetic System 1984 (WGS1984) datum. Elevations are reported as metres above mean sea level (m amsl).

All references to geological time periods and geological age dates throughout this report are according to the nomenclature and dates presented in the 2014 Edition of the International Stratigraphic Chart as prepared by the International Commission on Stratigraphy (Cohen et al., 2016).

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3.0	Reliance on other experts

For certain Items in this TR the Qualified Persons authoring those Items relied on a report, opinion, or statement of another expert who is not a Qualified Person, or on information provided by the issuer, concerning legal, political, environmental, or tax matters relevant to the TR, or concerning the pricing of commodities for which pricing is not publicly available. In each case, the Qualified Person hereby disclaims responsibility for such information to the extent of his/her reliance on such reports, opinions, or statements.

3.1	Legal Status & Mineral Tenure

Mr. Saint Don, the Qualified Person has not reviewed the mineral tenure, nor independently verified the legal status, ownership of the Project area or underlying property agreements. The Qualified Person has fully relied upon, and disclaims responsibility for, information derived from the Miranda and Amado Abogados Legal Firm in Lima, including statements, emails and through the following document:

■	Mining Concessions Held by Nyrstar Coricancha S.A. – Due Diligence Report, December 23, 2014

Information from Miranda and Amado pertaining to property tenure, location, and ownership has been relied upon by the Qualified Person in preparing Item 1.1, Item 4.2, Item 4.3, Item 4.4, and Item 4.5 of this TR.

3.2	Environmental Matters

Mr. Saint Don, the Qualified Person for Item 20.0 of this Report, has fully relied upon the work of another expert who is not a qualified person concerning the environmental, socioeconomic and permitting matters relevant to this TR. Mr. Saint Don has relied upon the environmental, socioeconomic and permitting studies, including opinions and statements, as prepared by Ms. Martha Ly.

Ms. Ly is a Senior Environmental Expert with Golder in Lima, Peru. Ms. Ly is not a Qualified Person as per NI 43-101CP and Form 43-101F1. Environmental matters have been summarized from various audits and reviews, and opinions provided by Ms. Ly between May and December 2017

This disclaimer of responsibility applies to the environmental, socioeconomic and permitting work presented in Item 20.0 (Environmental Studies, Permitting and Social or Community Impact) as well as Item 1.4, Item 4.6, Item 25.0 (Interpretation and Conclusions), and Item 26.0 (Recommendations) of this TR. Except for the purposes legislated under provincial securities laws, any use of this TR by any third party is at that party’s sole risk.

February 2018	16	1668382

4.0	Property Description & Location

4.1	Description & Location

The CMC is located in the central Andes of Perú in the District of San Mateo, Huarochirí Province, Department of Lima.

The mill and site main office are located adjacent to the Central Highway, 90 km east of the city of Lima, next to the Rímac River in an area known as Tamboraque, and adjacent to the confluence of the Rímac River and its tributary, the Aruri River. The plant is located at 3,000 m amsl, and the mine is located between 3,140 m amsl to 3,980 m amsl.

Table 4.1 summarizes the surface land ownership area.

Table 4.1: Ownership of Surface Land

Ownership	Area (hectares)	Location	Agreement	Document
GPR	6.12	Fundo Mayoc	Own	Partida 07012781-Lima
	13.27	Tamboraque		Partida 07012780-Lima
	7.81			Partida 11094904-Lima
C.C de Viso	180.00	Anexo San Miguel de Viso	Lease	Public deed
C.C. San Antonio	6.94	Tamboraque
CC. San Mateo de Huanchor	40.00	Chinchan
Total	254.14

4.2	Mineral Tenure

All the mining concessions, the mining application, the processing concession, and the mining transport concession that form the Mining Property are located in the Districts of San Mateo, Matucana and San Damian, Province of Huarochirí, Department of Lima.

The Project includes 127 mining concessions, 1 mining transport concession, and 1 processing concession. All mining concessions are for metallic substances.

The identifying name and code for each concession is as summarized in Table 4.2.

February 2018	17	1668382

Table 4.2: Concession Names & Code Identification Numbers

No.	Mining Concession	Code	No.	Mining Concession	Code	No.	Mining Concession	Code
1	Alberto	11001873X01	44	Esperanza Tercera	11024855X01	87	Tamboraque Cuatro	11007739X01
2	Animas	11000322Y02	45	Fortuna 97	10263297	88	Tamboraque Dos	11007737X01
3	Aruri	11007709X01	46	Gaucho	11002587X01	89	Tamboraque Ocho A	11015601X01
4	Aruri Catorce	11015596X01	47	Gina	11025375X01	90	Tamboraque Seis	11007846X01
5	Aruri Cinco	11007704X01	48	Gina - A2	1125375AX01	91	Tamboraque Seis-A	11015599X01
6	Aruri Cuatro	11007712X01	49	Herriot	10035099	92	Tamboraque Siete	11007847X01
7	Aruri Diecinueve	11024767X01	50	Herriot A-1	010035099A	93	Tamboraque Siete-A	11015600X01
8	Aruri Dieciocho	11024654X01	51	Herriot A-3	010035099B	94	Tamboraque Tres	11007738X01
9	Aruri Dieciseis	11015598X01	52	Hidalgo	10099899	95	Tarugo	11001325Y01
10	Aruri Diecisiete	11023180X01	53	Hidalguia	10192599	96	Triangulo	11001178Y01
11	Aruri Diez	11014572X01	54	Hidalguia - A	010192599A	97	Trinidad	11000324Y01
12	Aruri Dos	11007710X01	55	Huascar	10034799	98	Viso Cinco	10034999
13	Aruri Nueve	11007708X01	56	Huascar Noveno	11024936X01	99	Wellington	11000805X01
14	Aruri Ocho	11007707X01	57	Huascar Quinta	11024561X01	100	Yahuar-Huaccac	11002580X01
15	Aruri Once	11014573X01	58	Huascar Segundo	10035299	101	Muz	10233204
16	Aruri Quince	11015597X01	59	Huascar Septimo	11024752X01	102	Sulu I	10028007
17	Aruri Seis	11007705X01	60	Huascar Sexto	1124763AX01	103	Explorador Nº 4A	10098507
18	Aruri Siete	11007706X01	61	Huayna Capac El Grande	11002569X01	104	Renzo 2003	10027907
19	Aruri Trece	11015595X01	62	Inti Huatana	11002574X01	105	Bub	10027407
20	Aruri Veinte	11024759X01	63	La Nikelifera	11000447Y02	106	Demasia Angelito Nº 12	10098607
21	Aruri Veinticinco	10697995	64	Larga Vista	11002584X01	107	Uranmayo Cuatro	10095902
22	Aruri Veinticuatro	11025916X01	65	Las Siete Estrellas	10175600	108	Kabil 2007	10128607
23	Aruri Veintidos	11025914X01	66	Las Siete Estrellas A-1	010175600A	109	Coricancha 2007	10098907
24	Aruri Veintitres	11025915X01	67	Mac Donald A-1	010035199A	110	CMSJ 2007	10128707
25	Aruri Veintiuno	11024935X01	68	Mañuca	11002637X01	111	Mac Donald	10456107
26	Catalina	11001947X01	69	Nuevo San Isidro Labrador 1	10013802	112	Uranmayo Seis	10096002
27	Chaupichaca	11000504Y02	70	Nuevo Tamboraque 1	10029602	113	Juanita IX	10303303
28	Cipriano	11003583X01	71	Nuevo Tamboraque 2	10029902	114	Juanita X	10303203
29	Cipriano Segundo	11003748X01	72	Nuevo Tamboraque 3	10029702	115	Mash 1	10178410
30	Colquipallana	11008550X01	73	Nuevo Tamboraque 4	10029802	116	Mash 2A	10289210
31	Colquipallana Dos	11008551X01	74	Oyama	11000559X01	117	Mash 6	10220110
32	Constancia	11000326Y01	75	Pizarro	10077399	118	Mash 3 (Application)	10178610
33	Consuelo	11000317Y01	76	Precaucion	11002617X01	119	Mash 07	10427210
34	Coricancha 98	10061498	77	Probable	10281303	120	Mash 08	10106011
35	Coripallana	10035499	78	Reserva	11000327Y01	121	Mash 10	10105811
36	Cuernos Pampa	11022968X01	79	San Antonio	11001013Y01	122	Mash 11	10105711
37	Cuernos Pampa Uno-A	11024757X01	80	San Antonio	11000321Y01	123	Mash 13	10305811
38	Demasia Coricancha	11002987X01	81	San Francisco	11000325Y01	124	Mash 14	10305411
39	Demasia Nº 2	10077299	82	San Isidro Labrador De Huarochiri	10077499	125	Mash 15	10305711
40	Esperada 95	10857795	83	San Jose	11000323Y01	126	Mash 16	10305611
41	Esperanza	11000845Y01	84	Santa Rosa De Colquipallana	11000320Y01	127	Mash 17	10305511
42	Esperanza Numero Cinco	11003584X01	85	Tamboraque	11007736X01	128	Tamboraque II (Transport)	T0100053
43	Esperanza Segunda	11003563X01	86	Tamboraque Cinco	11007740X01	129	Concentradora Tamboraque (Processing)	P0100053

February 2018	18	1668382

4.3	Surface Rights

Under Peruvian mining laws, mineral rights do not confer title over the surface land. In addition to holding a mining concession, in order to be able to perform mining activities, mining companies also needs to reach an agreement with the land owners. In the case of the Project, the Company has executed agreements with the local communities located in the Project area.

In Peru mining concessions are granted without a term or time limit, so they may be held indefinitely as long as the obligations are fulfilled by the mining titleholder (which includes the obligation to start mining production activities within a term of 30 years from the following year in which the mining title was granted or counted from 2009 for concessions that were granted prior to 2009). Such obligations also include the payment of an annual license fee (equivalent to US$ 3 per hectare) and a penalty (currently equivalent to US$ 6 or US$ 20 per hectare, from year 7 or 12 respectively, counted from the following year in which it was granted), failure in payment of the license fee and penalty, for two (2) consecutive years causes the termination of the mining concession.

4.4	Agreements & Encumbrances

By agreement named “Licence Agreement” entered into and between Biomin Technologies S.A. (“Biomin” now owned by Outotec) and Minera Lizandro Proaño S.A. (“Proaño”) dated February 5, 1995 (“Biomin Agreement”); Biomin granted to Proaño the right to use a specific technology identified as BIOX Process at its Tamboraque mine for the purpose of: (i) erecting and commissioning a BIOX plant; and (ii), treating Proaño material through the BIOX facility.

There are no other agreements or encumbrances known that would affect the current Project.

4.5	Mining Royalties & Taxes

Based on legal review of the recorded data, the following royalty applies:

■	Net Smelter Return (NSR) royalty of 1% in favour of Global Resource Fund. The royalty agreement was executed between Compañía Minera San Juan (Perú) S.A. (CMSJ) and GRF Perú S.A.C. by public deed dated September 28, 2009. Then, by public deed dated December 21, 2010, GRF assigned their contractual position in the royalty agreement in favour of Global Resource Fund.

■	A royalty of one dollar per ounce of gold recovered at the BIOX plant using the BIOX Process.

February 2018	19	1668382

Figure 4.1: Project Location Map

February 2018	20	1668382

Figure 4.2: Project Concession Map

KEY MAP
CMC
Lima
Lima
ZOOM MAP
PE-22C
PE-22C
PE-22C
PE-22C
PE-22C
PE-22C
San Mateo de Huanchor
Processing Facility & Mine Office
Mine Office
Huamuyo Camp
San José de Viso
San José de Parac
Chocna Pata
010305611
010305711
010105811
010305411
010105711
010029602
010178610
010303303
010427210
010013802
010027407
010077499
010029702
010128607
010657795
010128707
010029902
110077402X01

LEGEND

- CMC Project Boundary
- GPR Concessions
- Processing Facility & Mine Office
- Mine Office
- Huamuyo Camp

0 1,000 2,000 3,000
1:70,000 METRES

NOTE(S)
1. GEOLOGICAL AND CADASTRAL MINING SYSTEM (GEOCATMIN) ADMINISTERED BY INGEMME

REFERENCE(S)
DATUM: WGS84
PROJECTION: UTM ZONE 18S

CLIENT	GREAT PANTHER SILVER
PROJECT	CORICANCHA MINE COMPLEX NI 43-101 RESOURCE UPDATE SAN MATEO, HUAROCHIRÍ PROVINCE, PERÚ
TITLE	GPR CONCESSION MAP

CONSULTANT: Golder Associates

YYYY-MM-DD	2018-01-19
DESIGNED	JS
PREPARED	JS
REVIEWED	DSD
APPROVED	JDW

PROJECT NO.	CONTROL	REV.	FIGURE
1668382	1	A	4.2

February 2018	21	1668382

4.6	Environmental Liabilities

The property is subject to the following environmental liabilities:

■	CMC has approved its mining closure plan for mining and processing components, including tailings storage Deposito 1 and 2. The closure plan was updated three times to include Chinchan Tailing Storages Phase I and II, and to modify the tailings removal & transfer, and waste rock dump closure schedule. CMC in the third closure Plan Amendment (2014) has assumed the total commitment of US$11.0 million of closure warranty on behalf of the Mining and Energy Ministry. A process is underway to modify the closure plan as it relates to handling of some of the remaining tailings. Of this US$11.0 million commitment, the previous owner has funded US$9.8 million while GPR has funded the remaining US$1.2 million.

■	CMC has declared 14 surface waste rock storage sites in its 2010 mining closure plan. Five (5) of them have potential economic value and will be assessed as part of future studies to determine if the material will be processed at CMC. In addition, there are nine (09) waste dumps that do not have potential for economic value. Nevertheless, the 1996 EIA declared that all waste rock from mine activities, would be stored in the underground mine upon final closure.

■	Other closure liabilities including the plant, roads, infrastructure, legacy waste dumps, mine openings, and mine water management exist. Some of these require further definition and permitting updates.

4.7	Permitting

A number of permits are in-place, as summarized in Item 20.0. The following permits would be necessary if CMC decides to advance the Project to production:

■	The Chinchan Tailing Storage areas have limited capacity. GPR must develop a balance between the actual allowed and available capacity of Chinchan North and South Tailing Storages and the amount of tailings that must be transferred from Deposito 1 and 2, including any future tailings generated from future mining/processing.

■	Any exploration activities require an Environmental Certificate (EC). GPR can request for a Declaracion Impacto Ambiental (DIA) or Estudio Impacto Ambiental (EIA) depending on the extent of work. A DIA could be approved in 7 working days, if the permits is for 20 sites or less, while, an EIAsd can take an additional 55 working days.

■	A future mining plan would likely require new waste dump facilities thus permitting, sometime during the operations life. These details are presently under study.

Regarding the Chinchan Tailings Storage areas, there is an absence of waste water discharge authorization for that site. Under the current practice, water collected at the site can continue to be transported to the Tamboraque facility and treated and discharged. A new discharge authorization can be obtained to discharge water at Chinchan if desired in the future through the Water National Authority (approximately 3 to 6 months to get this authorization).

4.8	Other Significant Factors & Risks that May Affect Access, Title, or the Right or Ability to Perform Work on the Property

There are no other known significant factors or risks that may affect proposed work on the property.

February 2018	22	1668382

5.0	Accessibility, Climate, local resources, infrastructure, & physiography

5.1	Accessibility

The CMC plant and site office facilities are accessible year-round via a series of multilane paved roads. The mine processing plant and access to lower mine levels are located immediately adjacent to the Carretera Central (Central National Highway), approximately 90 km east of the city of Lima. The Central National Highway is the main route crossing the Andes Mountains to the east and connects Lima with La Oroya and the towns to the east. It is the primary transportation route for goods, fuel, and mining and heavy materials up to the mines, and concentrates back to the coast.

Travel time by road from Lima to the CMC processing plant and lower mine facilities is approximately three hours. The mine itself is accessed via a narrow, 25 km, gravel road, which begins in the town of San Mateo, 5 km to the east of the processing plant. Public bus service is available daily from San Mateo to Lima. The Ferrocarril Central del Perú (Peruvian Central Railway) transects the property with loading facilities at the crushing plant. The nearest international airport is located in Lima.

The regional access and locations of onsite facilities are shown in Figure 5.2.

5.2	Climate

The CMC Project area is located in the central Andean mountains, and the local climate is heavily influenced by the very high and dry mountainous terrain. The mean annual temperature is approximately 8°C, with the heaviest precipitation occurring from December to April. The dry season occurs from May to September with very little or no precipitation. The area is classified as cold semi-arid type (BSk) in the Köppen climate classification system. Semi-arid climates tend to support short or scrubby vegetation dominated by grasses.

A summary of the historical climate data for the project area, sourced from the Huarochirí provincial capital Matucana weather station data as compiled on the www.weatherbase.com website, is presented in Figure 5.1. Matucana is located at a slightly lower elevation of 2,464 m masl and is approximately 18 km west of San Mateo. Data was collected over a 30 to 112-year period, with the bulk of the records dating back 112 years.

February 2018	23	1668382

Figure 5.1: Historical Matucana Climate Data

Source: www.weatherbase.com

5.3	Local Resources & Infrastructure

The town of San Mateo is the only population center within the vicinity of the project area, located 5 km to the east along the Central Highway. There are approximately 4,700 inhabitants as of the last census in 2005. The provincial capital of Matucana is located approximately 17 km to the west and has a local population of 5,700. It is anticipated that the majority of the local work force can be found in San Mateo, with the ability to source additional workers from Matucana, as needed.

There are two independent power transmission lines that provide the electrical power supply for the plant and mine. On site there are intact power systems including transformers and electrical distribution cables from historical mining activities. Routine maintenance of these systems has been performed on an ongoing basis. Additionally, there is a hydro-electric power plant located across the Rímac River from the lower mine facilities.

February 2018	24	1668382

The CMC has onsite office and meal facilities at the main mine/plant complex for salaried staff. In addition, the mine complex known as Huamuyo has a camp, office, and kitchen facility for staff and hourly personnel.

There is an onsite medical facility located at the main mine office/plant complex, as well as an ambulance. Another medical clinic is available in San Mateo with the nearest hospital being in Matucana, which is 17 km away.

The crusher and mill are located at the mine portal (3,140 m masl). The concentrator, flotation circuit and BIOX facility are located at a lower elevation, along the main highway, and above the Rímac River.

The Central Railway crosses the mine property and there is a dedicated load out facility at the crushing plant. The railway provides a direct link with Lima and the ports on the west coast.

Other site infrastructure items include:

■	Historical tailings storage facility.

■	Water and compressed air reticulation systems that are intact, however they will be evaluated to determine suitability for future plans.

■	Utility water is available for the mine and plant, with inflow water in the lower levels and pumps connected to drier locations on the upper levels.

■	Communications Systems (internet based).

5.4	Physiography

The CMC is located within the Rímac River Valley, in an area of significant topographical relief ranging from 2,990 m amsl to 4,500 m amsl. It is part of the Central Andean Puna, which is defined as a montane grassland and shrubland. Due to the cold semi-arid climate, vegetation is predominately limited to bunchgrass, herbs, moss, and lichen. Small scrubby bushes and trees are found near drainages in the lower terrain nearest the Central Highway. The upper mine levels are dominated by minor grasses and barren rock.

The fast flowing Rímac River parallels the Central Highway and is the main source of water for inhabitants of the valley and the citizens of Lima downstream. The Aruri River, a tributary of the Rímac River, joins the Rímac River immediately adjacent to the lower mine facilities area along the Central Highway.

See Figure 5.2 for a map of regional access.

February 2018	25	1668382

Figure 5.2: Regional Access Map

5305 m
KEY MAP
CMC
Lima
Lima
San Mateo
Processing Facility & Mine Office
Peruvian Central Railway
Mine Office
Huamuyo Camp
Central National Highway
Matucana
Lima (90 km)

LEGEND

- CMC Project Boundary
- Processing Facility & Mine Office
- Mine Office
- Huamuyo Camp
- Central National Highway
- Peruvian Central Railway

0 1,000 2,000 3,000

1:100,000 METRES

NOTE(S)

1. GEOLOGICAL AND CADASTRAL MINING SYSTEM (GEOCATMIN) ADMINISTERED BY INGEMMET

REFERENCE(S)

DATUM: WGS84
PROJECTION: UTM ZONE 18S

CLIENT
GREAT PANTHER SILVER

PROJECT
CORICANCHA MINE COMPLEX NI 43-101 RESOURCE UPDATE
SAN MATEO, HUAROCHIRÍ PROVINCE, PERÚ

TITLE
REGIONAL ACCESS MAP

CONSULTANT
Golder Associates

YYYY-MM-DD	2018-02-02
DESIGNED	JS
PREPARED	JS
REVIEWED	DSD
APPROVED	JDW

PROJECT NO.	CONTROL	REV.	FIGURE
1668382	001	01	5.2

February 2018	26	1668382

6.0	History

6.1	Ownership & Development History

The CMC is part of the Viso-Aruri mining district located in the San Mateo District, Department of Lima, Province of Huarochiri, in the central Andes of Peru. CMC has been exploited almost continuously since the colonial times. The historical Coricancha mine production for the 60 years prior to 1996 is reported to have ranged from 2,600 to 5,000 tpm.

In late 1995, Coricancha underwent a considerable expansion of operations from 200 tpd to 600 tpd and the installation of a modern BIOX facility. After completion of the expansion in 1997, the reported monthly production increased slightly over historical levels, but was not sustainable. The mine was shut down in September 2000 as the owner of Coricancha for the past 45 years, Minera Lizandro Proaño, was forced into bankruptcy due to low metal prices, labour shortages, and operational difficulties in the mine and concentrator.

At the beginning of 2001, Wiese Sudameris Leasing S.A., a Peruvian bank which was the major secured creditor, took control of the assets and properties from the bankrupt Minera Lizandro Proaño. Later in 2001, it entered into an agreement with Peruvian contractor Larizbeascoa & Zapata, S.A.C., to redesign the Coricancha operation.

After the mine reopened in 2002, the monthly production tonnage increased dramatically to 12,500 tpm. The monthly production then decreased to just over 8,000 tpm during the seven months of operation before being shut down in October 2002 by the government due to environmental problems related to the Mayoc tailings storage facility. In November 2002, the Coricancha mine and mill were shut down and put on care and maintenance. A water treatment plant to neutralize the mine water has been in continuous operation.

Between 1995 and 2003, mineral resource estimates for the Coricancha property have been calculated by three independent engineering consulting firms.

Gold Hawk Resources Inc. (Gold Hawk) acquired Coricancha in early 2007 and commenced development work, recommenced operations in June of 2007 at a production rate of 600 tpd until suspending operations in May of 2008 due to ground movement observed on the natural hillside above the nearby tailings storage facility. Tetra Tech, Inc., prepared a TR for Gold Hawk dated March 30, 2009 regarding the re-start of the Coricancha Mine in Peru that met the requirements of NI 43-101.

February 2018	27	1668382

Nyrstar acquired the Coricancha Mine in November 2009, recommenced operations in late 2010 following construction of a new tailings storage facility at the Chinchán location and the addition of a Cu circuit. Operations at the mill were temporarily reduced to 30% of capacity in the first half of 2011, due to an increased moisture compaction level at the newly commissioned Chinchán tailings facility resulting from heavy rainfall. During 2012, milling operations temporarily ceased due to concerns about the storage and planned movement of legacy tailings to the new Chinchán facility. At the end of 2012, as part of cost cutting measures, Nyrstar ceased mining ore from Coricancha’s underground deposits and focused on treating historical tailings before moving the waste material to the tailings pond. In August 2013, operations were halted due to the sustained lower precious metal prices and Coricancha was placed on care and maintenance.

6.2	Exploration History

The exploration by the previous owners was very limited and focused on underground drifting and raising on vein structures. A limited, short-hole diamond drilling program was conducted in 2002.

The first formal documented exploration program was conducted by Nyrstar in 2010 and consisted of field mapping, ground magnetic and induced polarization surveys and diamond drilling. Drill holes were drilled using a JSK B5 diamond drill rig capable of drilling 250 m HQ (63.5 mm core diameter), or 450 m NQ (47.6 mm core diameter) core. Drill holes were started in NQ and were downsized to BQ (36.5 mm core diameter) when required. The drill holes were all surveyed using a total station transit in UTM PSAD 56 Zone 18S. Downhole directional surveys were completed as the hole was being drilled using a Reflex EZ-Shot tool at 75-m intervals. A summary of the Nyrstar drilling is presented in Table 6.1.

Table 6.1: Summary of Nyrstar Drilling

Year	No. of Drill Holes	Total Depth (m)
2010	16	11,111
2011	12	6,187
2013	22	4,944
Total	50	22,241

Source: Nyrstar internal reports via GPR.

6.3	Historical Mineral Resource & Reserve Statements

There have been seven independent Mineral Resource and Mineral Reserve estimates prepared for the Coricancha property since 1995. Golder considers only the most recent (2007, 2009, 2011, and 2013) estimates to have been prepared using industry standard best practices for exploration and Mineral Resource estimation (i.e., CIM 2003 and CIM 2014) and reported in accordance with internationally recognized guidelines for disclosure of Mineral Resources and Mineral Reserves (i.e. NI 43-101, JORC, and so forth). All previous estimates reported here are considered as historical. The historical Mineral Resource and previous Mineral Reserve estimates are presented for informational purposes only and should not be relied upon.

February 2018	28	1668382

Table 6.2 summarizes the results of seven historical Mineral Resource and previous Mineral Reserve estimates.

Table 6.2: Historical Mineral Resources & Reserves Estimates

Year	Company	Results	Comment
1995	Kilborn Peru S.A.	(Reserve, Prov.+Prob.) 1,200,480 t @ 4.35 g/t Au, 105.75 g/t Ag, 1.77% Zn & 1.86% Pb	Diluted Mineral Reserve estimate, not NI 43-101 compliant
2000	Buenaventura Ingenieros S.A.	(Reserve, Prov.+Prob.) 762,850 t @ 6.38 g/t Au, 178.53 g/t Ag, 3.09% Zn, 2.11% Pb, & 0.30% Cu (Resource, Inf.) 1,740,000 t	Reserves assumed a cut-off of US$50/tonne, not NI 43-101 compliant
2003	Consultora Minera Anglo Peruana S.A.	(Resource, Mea.+Ind.) 652,818 t @ 6.50 g/t Au, 200.93 g/t Ag, 3.18% Pb, 3.85% Zn & 0.44% Cu (Resource, Inf.) 3,911,200 t @ 5.29 g/t Au, 261.27 g/t Ag, 2.56% Pb, 3.12% Zn, & 0.35% Cu	not NI 43-101 compliant
2007	Gustavson Associates, LLC	(Reserve, Prov.+Prob.) 436,500 t @ 5.09 g/t Au, 161.29 g/t Ag, 2.72% Pb, 2.52% Zn, & 0.31% Cu
(Resource, Mea.+Ind.) 651,200 t @ 6.50 g/t Au, 200.40 g/t Ag, 3.17% Pb, 3.84% Zn & 0.44% Cu
		(Resource, Inf.) 3,911,200 t @ 6.50 g/t Au, 261.23 g/t Ag, 2.56% Pb, 3.12% Zn, & 0.35% Cu	NI 43-101 Reserves are inclusive of Resources; assumed a cut-off of US$50/tonne
2009	Tetra Tech, Inc.	(Reserve, Prov.+Prob.) 458,434 t @ 4.80 g/t Au, 170.74 g/t Ag, 2.16% Pb, 2.86% Zn, & 0.34% Cu
(Resource, Mea.+Ind.) 698,318 t @ 6.41 g/t Au, 189.00 g/t Ag, 2.43% Pb, 3.33% Zn & 0.4% Cu
		(Resource, Inf.) 3,911,200 t @ 6.50 g/t Au, 261.23 g/t Ag, 2.56% Pb, 3.12% Zn, & 0.35% Cu	NI 43-101 Reserves assumed an economic cut-off value of US$80/tonne
2011	Wardrop Engineering Inc. (a Tetra Tech Company)	(Reserve, Prov.+Prob.) 1,108,900 t @ 7.22 g/t AuEq, 4.13 g/t Au, 135.07 g/t Ag, 1.35% Pb, 2.36% Zn, & 0.39% Cu
(Resource, Mea.+Ind.) 797,468 t @ 5.51 g/t Au, 171.64 g/t Ag, 2.00% Pb, 2.85% Zn & 0.43% Cu
		(Resource, Inf.) 6,151,696 t @ 5.14 g/t Au, 225.41 g/t Ag, 1.96% Pb, 2.85% Zn, & 0.41% Cu	JORC Reserves assumed a cut-off value of 6.0 g/t AuEq with a gold price of US$1,085/oz., with recoveries of 61% by gravity 31% by flotation
2013	Tetra Tech, Inc.	(Reserve, Prov.+Prob.) 640,000 t @ 4.35 g/t Au, 149.12 g/t Ag, 1.77% Pb, 2.60% Zn, & 0.32% Cu
(Resource, Mea.+Ind.) 890,000 t @ 5.04 g/t Au, 174.62 g/t Ag, 1.97% Pb, 3.11% Zn & 0.42% Cu
		(Resource, Inf.) 4,880,000 t @ 4.91 g/t Au, 224.54 g/t Ag, 1.57% Pb, 2.98% Zn, & 0.48% Cu	JORC Reserves

Source: Gustavson 2007, Tetra Tech 2009, Wardrop 2011, Nyrstar 2013, www.Nyrstar.com, www.s&pglobal.com.

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6.4	Production History

The Viso-Aruri mining district is a polymetallic district of Au-Ag-Pb-Zn-Cu deposits located in the central Andean mountains east of Lima. Several mines have operated or are operating in the district, primarily producing Au, Ag, Pb, Zn, and Cu.

The historical monthly Coricancha mine production for the 60 years prior to 1996 ranged from 2,600 to 5,000 tpm (Gustavson 2007). After the mine and concentrator expansion in 1997, the reported monthly production increased slightly over historical levels, however the production dropped just before the mine was shut down in September 2000. When the mine reopened in 2002, production increased to 16,000 tpm, before declining to 9,000 tpm before the mine shut down in October 2002.

Gold Hawk acquired the CMC in July 2006 and resumed operations in October 2007 with a mean monthly production of 10,000 tpm until operations were suspended in May 2008. Following Nyrstar’s acquisition of the CMC, the mine resumed operations in September 2010 and operated at a monthly production rate of approximately 13,000 tpm until February 2013 when production decreased to approximately 6,000 tpm. The mine suspended operations in August 2013. A summary of historical production is shown in Table 6.3.

Table 6.3: Summary of Historical Production at the Coricancha Mine

Company	Year	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
Mineral Lizandro Proaño	1955-2000	1,324,500	4.92	169.45	2.85	3.44	0.38
Wiese Sudameris Leasing S.A.	2002[1]	93,000	4.25	155.00	1.51	1.88	0.20
Gold Hawk Resources	2007[1]	70,497	2.44	86.37	0.90	1.43	0.26
	2008[1]	52,495	3.11	93.46	1.28	1.57	0.19
Nyrstar NV	2010[1]	45,606	3.54	121.16	1.39	1.52	0.01
	2011[1]	160,022	3.49	117.70	1.15	1.58	0.19
	2012	162,291	3.46	140.22	0.95	1.92	0.25
	2013[1]	50,078	2.42	107.39	0.48	1.62	0.45
TOTAL		1,958,489	4.42	154.37	2.28	2.88	0.33

Source: Gustavson 2007, Tetra Tech 2009, Wardrop 2011, www.Nyrstar.com, www.s&pglobal.com

Notes:

1.	Partial year of production only.

Figure 6.1 illustrates the monthly production rates for the three Coricancha mine operators since 2002.

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Figure 6.1: Summary of Monthly Production 2002 – 2013 with Mean Ag Grade

Source: Gustavson 2007, Tetra Tech 2009, Wardrop 2011, www.Nyrstar.com, www.s&pglobal.com.

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7.0	Geological Setting & Mineralization

The following Item summarizes the regional geology as presented by Gustavson 2007, Tetra Tech 2009 and Wardrop 2011 and references therein.

7.1	Regional Geology

The regional geology of the Viso-Aruri mining district is comprised of a package of andesitic volcanic rocks and local basal sedimentary units intruded by monzonite stocks (See Figure 7.1). The Jumasha Formation is found at the base of the Viso-Aruri volcanic sequence and is characterized by tightly folded beds of grey limestone. The limestone outcrops in the Rímac River valley, near the town of San Miguel de Viso.

The approximately 1,500 m thick Rímac Formation overlies the Jumasha limestones and is comprised of Tertiary-age andesitic volcanics and is characterized by alternating layers of massive and porphyritic, grey to greenish-grey-purple andesite. The volcanic beds are approximately 10 to 40 m thick and are roughly sub-horizontal, dipping slightly to the SW at 15°.

There are two occurrences of intrusive rocks in the area which are thought to have been the source of the polymetallic mineralization, although this has not been confirmed. The first is a small, altered, intrusive stock has been mapped in the near the village of Viso on the south side of the mountain (Coricancha is on the north side). The other occurrence is the NE-NNE trending, sub vertical intrusive dikes cutting the volcanic rocks.

The area has been exposed to tremendous structural compression, which has produced a strong regional scale fracturing pattern and allowed the emplacement of the polymetallic mineralization within quartz sulphide veins as fracture filling. Some of the identified features include the NW-SE Pariachaca-Matucana fault, the NS and NNE trending San Pablo and Huamuyo faults, and the NNE-SSE mineralized fractures zones.

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Figure 7.1: Regional Geology Map

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Six regional mineralogical assemblages have been documented in the area and are shown in Table 7.1.

Table 7.1: Mineral Assemblages

Deposit Type	Characteristics	Deposit Name
Pb-Zn-Ag Skarn	Dacite intrusive stocks, dikes or sills intrude Jamasha limestones. Mineral found at contact as lenses or filling.	Graciela (Zona Unturos)
Cu-Zn Skarn	Contact, metasomatic mineralisation between Jamasha limestones and Rímac Group volcanics.	San Marino Kike 1- 2
Au-Ag-Pb-Zn-Cu Veins	Argentiferous galena, iron-rich sphalerite, some tetrahedrite and chalcopyrite. Non-visible gold in arsenopyrite, minimal native gold.	Constancia, Wellington, María Elena, Rocío, Colquipallana, Coripallana Sarita/Huascar
Ag-Au Veins, minor Pb-Zn	Freibergite, galena. Yellow sphalerite, auriferous arsenopyrite, scarce chalco-pyrite. Gang minerals: pyrite, rhodocrocite, rhodonite, barite, siderite, calcite.	El Perú, Beatriz, Fray Martín de Porres, Luzmila San Miguel 1 – 2
Pb-Zn Veins, minor Ag-Cu	Lenses of mineralisation with important contents of argentiferous galena and chalcopyrite. Sphalerite increases in some vein structures	Esperanza Alberto, Ñusta Don Alejandro
Silver Veins	Argentiferous tetrahedrite in quartz cementing volcanic breccia.	Santa Rita, Animas, 28 de Julio, Amelia

7.2	Local & Property Geology

The CMC property is almost entirely underlain by the Rímac Formation andesitic volcanic rocks. The base of the sequence is comprised of brecciated volcanic rocks overlain by andesitic flows, agglomerate and tuff towards the top of the Cerro Huamanjune at approximately 4,500 m amsl elevation.

Figure 7.2 illustrates the local property geology and highlights the main veins.

7.3	Mineralization

Mineralization at CMC is that of an anastomosed system where most of the secondary and tertiary veins branch off either from the main vein or the secondary veins. This has produced the necessary conduits to be filled by mineralized hydrothermal fluids. The overall system trends towards the NE at approximately 15°, and the veins are primarily sub-vertical to steeply NW dipping. It is thought that the anastomosed vein system is part of a larger tectonic shear zone with secondary and tertiary tensional veins associated.

The three main veins on the CMC property include the Wellington, Constancia and Animas veins, as shown in Figure 7.2. These veins define three structurally dislocated blocks from which a series of secondary and tertiary tensional veins split off. The veins are extensive and are known to extend over 4 km along strike and more than 1.5 km down dip.

Typically, the veins show Qtz-clay-pyrite argillic alteration, which extends up to 2.0 m into the footwall and hanging wall of the veins. The alteration does not contain any economic mineralization of note.

Golder is not aware of any metallogenic studies to confirm the relationship between the regional framework, the dikes, and the intrusive stock south of the Coricancha Mine with the mineralization event. However, as previous reports indicate, it is likely that the main hydrothermal source is a large intrusive body located below Coricancha Mine at an unknown depth.

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Table 7.2 summarizes the main characteristics of the mineralized veins at CMC. Where information is unavailable or unknown, the field has been left blank. Further details on the Main, Secondary and Tertiary veins are found in the following sub-items. A plan map showing the surface traces of the CMC veins is illustrated in Figure 7.3.

Table 7.2: Summary of Mineralized Veins at Coricancha

Vein System	Strike Length[1] (m)	Mean Width (m)	Vertical Extent (m)	Trend Direction	Dip	Mineralisation	Comments
Main Veins
Constancia	2,300	0.54	1,700	N20°E	75°- 80°NW	quartz, arsenopyrite, pyrite; sphalerite, galena, chalcopyrite	Historically mined over 11 Levels.
Wellington	1,500	0.64	200	N20°E	Vertical - 80°NW	arsenopyrite, pyrite, galena, sphalerite, tetrahedrite, and bornite	Historically mined over 5 Levels.
Animas	1,000	0.65	300	N35ºE	NW	Quartz hosted gold, silver & minor base metals	Target of 2015-2016 drilling, simoid shape.
Secondary (Tensional) Veins
Rocío	600	0.40 - 0.55	~40	N20º-45ºE	Vertical	quartz, arsenopyrite, pyrite; sphalerite, galena, chalcopyrite	Historical stopping from Levels 3140 to 3180; tensional split from Constancia Vein.
Colquipallana	800	0.45	200	N40ºE	NW	quartz, arsenopyrite, pyrite; sphalerite, galena, chalcopyrite	Splay from Constancia vein; very high silver content; Historical workings only partially accessible.
Escondida	850	0.40	340	N55º-60ºE	85°NW	quartz, arsenopyrite, and scorodite	Connects the Wellington and Constancia Veins; Historical workings limited over 4 Levels.
San José	825	0.15 - 0.30	230	N30º-65ºE	Sub-vertical	quartz arsenopyrite with little base metal sulphides	Gold vein, pinch swell type; Historically worked over 2 Levels.
Tertiary Veins
Trinidad - Esperanza	1,000	±0.3		N70ºE	NW		Splay from Constancia vein; historic open pit near 4075 Level.
Huayna Cápac	475	±0.3		N55º-60ºE	NW	quartz, arsenopyrite, sphalerite	Parallel to the Escondida Vein, split off the Constancia Vein.
Santa Catalina	650	±0.3		N45ºE	NW		Outcrops close to the Aruri Valley parallel to Rocío Vein.
Niquelífera	425	±0.3		N11ºE	NW		Possible NE extension of Wellington on lowest level.
Chaupichaca	550	±0.3		N28ºE	NW		Outcrops near the west limit of the property.

Source: Gustavson 2007, Tetra Tech 2009, Wardrop 2011, Nyrstar 2013.

Notes:

1.	If strike length extends beyond CMC property boundary, only the portion located within the property boundary reported in this table.

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Figure 7.2: Local Geology Map

KEY MAP
CMC
Lima
Lima
Ts-hu
Q-fg
Q-g
Tm-m
Ks-j
Ks-j
Ki-pa
Tim-cf
T-rda
Q-g
Q-g
San Mateo
Q-al
Q-g
Kms-i
Q-g
Colcata
Chacaya
Q-al
Tm-m
Tim-r
San José de Parac
Unturos
San José de Viso
Tim-r
Q-al
Ts-p
Q-g
Q-g
Q-g
Q-fg
T-di
Tm-m
T-rda

LEGEND

CMC Project Boundary			Ts-hu	Fm. Huarochiri
Geology			Ts-p	Volc. Pacococha
Q-al	Dep. Aluviales		Ki-chi	Fm. Chimu
Q-fg	Dep. Fluvioglaciares		Ki-pa	Fm. Pariatambo
Q-g	Dep. Glaciares		Kms-i	Cretaceo medio?,superior,indiferenciado
T-di	Terciario, diorita		Ks-j	Fm. Jumasha
T-rda	Terciario, riodacita			Normal Fault
Tim-bvrb	Fm. Bellavista Rio Blanco			Reverse Fault
Tim-cf	Fm. Carlos Francisco			Laguna
Tim-r	Fm. Rimac			
Tim-m	Volc. Millotingo			

REFERENCE(S)
DATUM: WGS84
PROJECTION: UTM ZONE 18S
GEOCATMIN GEOLOGY BASE MAP (24K)

0 1,000 2,000 3,000
1:70,000 METRES

CLIENT
GREAT PANTHER SILVER

PROJECT
CORICANCHA MINE COMPLEX NI 43-101 RESOURCE UPDATE
SAN MATEO, HUAROCHIRÍ PROVINCE, PERÚ

TITLE
LOCAL GEOLOGY MAP

CONSULTANT
Golder Associates

YYYY-MM-DD	2018-02-02
DESIGNED	JS
PREPARED	JS
REVIEWED	DSD
APPROVED	JDW

PROJECT NO.	CONTROL	REV.	FIGURE
1668382	001	01	7.2

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Figure 7.3: CMC Mineralized Veins Plan Map

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7.3.1	Main Veins

Constancia Vein

The Constancia Vein was the main target of operations between 1906 and 2002. It has been mined from 11 levels (in excess of 840 m vertical extent), extending from level 3,980 to 3,140 m amsl. The vein outcrops at an elevation of 4,540 m amsl. Nyrstar completed drilling that confirmed a down dip extension of over 300 m below the lowest mine workings. This increased the known vertical extent of the Constancia Vein to 1,700 m. The vein has an aerial extent of almost 4 km, of which 2.3 km are within the CMC property.

The vein strikes towards 200° SW and dips from 75° to 80° NW. The vein widths range from 0.10 m to 1.20 m wide with a mean width of 0.54 m. Mineralization typically consists of Qtz-AsPy-Py, followed by another band of sphalerite-galena-chalcopyrite. A long section of the Constancia Vein, showing mined out areas and Ag sample grade is shown in Figure 7.4.

Figure 7.4: Constancia Vein Long Section

Source: Golder Vulcan Model, looking southwest.

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Wellington Vein

The Wellington Vein was developed and mined from 1999 to 2002. It was mined over five levels, extending from level 3,900 to 3,700 (200 m vertical extent) and is open approximately 600 m along strike. The vein has been mapped over 2 km along strike at N20°E, of which 1.5 km are located within the CMC property.

Similar to the Constancia Vein, the Wellington Vein is steeply dipping to the NW. The widths are also similar, with a mean of 0.64 m. The vein commonly splits into two separate branches, which have been mapped up to 1.4 m wide with some local ore shoots of up to 3.0 m in width. The vein is typically associated with clay-silica-pyrite sericite alteration in both the hanging and footwall, as well fault gouge.

The Wellington Vein exhibits polymetallic mineralization consisting of Qtz fractures filled with sulphide bands of AsPy, Py, galena, sphalerite, tetrahedrite, and bornite. A long section of the Wellington Vein showing mined out areas and Ag sample grade is shown in Figure 7.5.

Figure 7.5: Wellington Vein Long Section

Source: Golder Vulcan Model, long section, looking southwest.

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Animas Vein

The Animas Vein extends for over 1 km and has a mapped vertical extent of approximately 300 m. The vein has a mean width of 0.65 m. It was the target of exploration during the 2015-2016 drilling program, and returned results of 3.64 grams per tonne (g/t) Au and 417g/t Ag over 0.41 m and 1.50g/t Au and 107g/t Ag over 1.20 m, with minor base metals.

7.3.2	Secondary (Tensional) Veins

Colquipallana Vein

Historically, the Colquipallana Vein was the first to be exploited at CMC, due to is exceptionally high Ag content. The vein trends towards the NE and branches off the east side of the Constancia Vein for approximately 800 m. There are historical workings throughout the upper levels of the mine, however, only 4,150 and 4,090 levels are partially accessible. Workings cover a strike length of 500 m and vertical extent of approximately 200 m. A long section of the Colquipallana Vein showing mined out areas and Ag sample grade is shown in Figure 7.6.

Figure 7.6: Colquipallana Vein Long Section

Source: Golder Vulcan Model, long section, looking northeast.

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Escondida Vein

The Escondida Vein is an ENE trending vein that dips steeply at 85° to the NW and joins the Wellington and Constancia veins together. Mapped vein widths range from 0.20 m to 0.40 m, to upwards of 1.60 m, including the alteration zone either side of the vein. There are historical underground workings on the 3,460, 3,640, and 3,550 levels with approximately 200 m of stopping on the 3,800 level. A long section of the Colquipallana Vein showing mined out areas and Ag sample grade is shown in Figure 7.7.

Figure 7.7: Escondida Vein Long Section

Source: Golder Vulcan Model, long section, looking southeast.

San José Vein

The San José Vein has historically been mined on Levels 3,760 and 3,695, for strike lengths of 350 m and 170 m, respectively. It has a known vertical extent of 230 m and has a well-marked surface outcrop. The mineralization consists mostly of Qtz-AsPy with little base metal sulphides. A long section of the San José Vein showing mined out areas and Ag sample grade is shown in Figure 7.8.

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Figure 7.8: San José Vein Long Section

Source: Golder Vulcan Model, long section, looking southeast.

Constancia Esté Vein

The Constancia Esté Vein has some historical mining. Nyrstar did not differentiate it from the larger Constancia vein, however Golder & GPR recognize it as a split from the Constancia vein. It’s been historically mined between 3,700 and 4,000 m masl. A long section of the Constancia Esté Vein showing mined out areas and Ag sample grade is shown in Figure 7.9.

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Figure 7.9: Constancia Esté Vein Long Section

Source: Golder Vulcan Model, long section, looking southwest.

Rocío Vein

The Rocío Vein has been mapped at the lowest level (3,140) of the mine. There has been some historical stopping of this vein, at the 3,140 and 3,180 levels. The vein is most likely a tensional vein off the main Constancia Vein. Mean width of 0.40 m to 0.55 m, with a strike length of approximately 600 m.

7.3.3	Tertiary Veins

There are several other veins of interest, though smaller in size that have been identified over the CMC property.

The Trinidad Vein has a strike length measuring 250 m and has been exploited by an open pit near the 4,075 Level of the Constancia Vein.

The Huayna Cápac Vein splits off the Constancia Vein and parallels the Escondida Vein. It has historically been developed over 100 m of strike length and has a mean width of 0.30 m. The vein is composed of Qtz-AsPy-sphalerite, similar to other veins in the system.

Narrow veins such Carolina and Esperanza, which are typically less than 0.3 m in width, are part of the system presenting similar characteristics as the tension veins.

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8.0	Deposit types

The following Item summarizes the deposit types as presented by Gustavson 2007, Tetra Tech 2009 and Wardrop 2011 and references therein.

The CMC is a polymetallic hydrothermal, brittle low sulphidation deposit hosted in the andesitic rocks of the Rímac Formation. The veins exhibit pinch-swell type behavior typical of hydrothermal systems found within compressional and extensional structural environments. Vein widths reach upwards of 2.0 m and with a mean width of 0.6 m. The veins are known to split into two or more branches separated by waste rock materials.

The mineralization observed at CMC is typically comprised of the following:

■	Pyrite (iron [Fe] sulphide)

■	Sphalerite (Zn sulphide)

■	Galena (Pb sulphide)

■	Chalcopyrite (Cu Fe sulphide)

■	Arsenopyrite (Fe arsenic [As] sulphide)

■	Tennatite (Cu As sulfosalt)

■	Tetrahedrite (Cu antimony [Sb] sulfosalt)

■	Native Au

■	Native Ag

■	Quartz

The Au is refractory and associated primarily with AsPy, with minor amounts associated with Py. Ag is primarily associated with galena, however minor amounts of argentiferous minerals pyrargyrite (Ag-Sb sulphide), freibergite (Ag bearing tetrahedrite), and prousite (Ag-As sulphide) have also been recorded. There is Cu mineralization included in the CMC hydrothermal system, however, the Cu is mostly present as secondary minerals contained within the Zn mineralization. The secondary Cu minerals include chalcopyrite, covellite (Cu sulphide), tetrahedrite (Cu-Sb sulphide), and boronite (Cu-Pb-Sb sulphide).

There are four different stages of mineralization at CMC that have been identified by Petersen 1955 and Díaz 1995. These stages include:

■	Stage I is Qtz-Py with rare base metals.

■	Stage II is base metals including sphalerite, galena, minor chalcopyrite-Py-Qtz, AsPy, and Au.

■	Stage III is auriferous AsPy and minor native Au, sphalerite, galena, and chalcopyrite.

■	Stage IV Qtz-tetrahedrite and tennantite enriched in Ag.

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9.0	Exploration

9.1	Summary of Non-Drilling Exploration Activity

Prior to Nyrstar’s acquisition of CMC, exploration was primarily conducted by mining of veins, horizontal and vertical tunnels and raises, but no systematic formal exploration activities were completed. The first formal documented exploration program was conducted by Nyrstar in 2010 and consisted of field mapping, ground magnetic and induced polarization (IP) surveys and diamond drilling.

Nyrstar updated the surface geological map and defined the limits of the El Baron volcanic package. The map was compiled from old geological maps and known surface vein outcrops. A major NE-SW striking fault was identified which offsets the younger sub-horizontal andesitic volcanics to the southeast from the older folded volcanics and sediments to the northwest, which host the main veins on the CMC property.

Nyrstar conducted a ground magnometer survey in October 2010, which amounted to 23.5 km over 17 different profiles. The survey work was undertaken using a Scintrex Navmag Cesium-vapor magnetometer with integrated global position system (GPS) and a Scintrex ENVI proton magnometer base station, which measured the magnetic intensity and direction. Two significant anomalies were identified from the survey, a smaller one associated with the Constancia vein to the southeast of the main fault and suggested a possible northern extension of the structure. The second was a larger NE-SW trending anomaly located to the northwest of the main fault and within the El Baron package.

The IP resistivity and conductivity measurements were taken in October and November 2010. Measurements were taken over four different lines totaling 6.6 km using and IRIS VIP 4000 motor generator and an IRIS ELREC PRO receiver. The resistivity measurements identified several of the known mineralized structures including the Wellington, Constancia, and Escondida veins as well as the main fault zone. Chargeability measurements identified several sub-surface chargeability zones extending from 100 m to 300 m below surface to 600 m located to the west of the main fault zone.

Figure 9.1 illustrates the results of the 2010 ground magnetic and IP surveys.

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Figure 9.1: Nyrstar 2010 Exploration Map

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10.0	Drilling

10.1	Drilling Summary

Prior to 2010 and Nyrstar’s acquisition of Coricancha, no systematic drilling was performed on-site. However, historical drilling was completed, primarily as short holes, unfortunately limited or no records exist related to this drilling. Golder has not included any of the pre-2010 drilling in the geological database or geological model due to the lack of information and inability to confirm this data.

Since 2010, several drilling programs have been completed with the primary focus of verifying the lateral and depth continuity of the main veins including, Wellington, Constancia and Colquipallana. Nyrstar conducted three independent drilling campaigns in 2010, 2011, and 2013. Drilling programs were completed in 2015 and 2016 in conjunction with GPR. A total of 83 diamond drill holes, totaling 28,197 m of NQ sized core have been drilled within the CMC property boundaries. Drill holes were either drilled from surface or underground depending on the target and accessibility.

A summary of the different drilling campaigns at CMC by year and by vein target is presented in Table 10.1 and Table 10.2. Distribution of the drill holes is illustrated in Figure 10.1 and Figure 10.2.

Table 10.1: Summary of Nyrstar Drilling by Year

Company	Year	No. of Drill Holes	Total Depth (m)
Nyrstar	2010	16	11,111
	2011	12	6,187
	2013	22	4,944
Nyrstar & GPR	2015-2016	33	5,955
Total		83	28,197

Source: Nyrstar internal reports via GPR.

Table 10.2: Summary of Drilling by Vein

Vein	No. of Drill Holes
Constancia	56
Wellington	13
Animas	2
Colquipallana	5
San Jose	2
Others	5
Total	83

Source: Nyrstar internal reports via GPR.

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Figure 10.1: Drill Hole Map

KEY MAP
CMC
Lima
Lima
Mine Office

LEGEND

- CMC Project Boundary
- 2010 U/G Drill Hole
- 2011 Surface Drill Hole
- 2011 U/G Drill Hole
- 2013 U/G Drill Hole
- 2015-2016 Surface Drill Hole
- 2015-2016 U/G Drill Hole
- Main Vein
- Secondary
- Tertiary
- Minor Vein
- Mine Office
- Huanuyo Camp

0 100 200 300 400

1:12,000 METRES

NOTE(S)

1. GEOLOGICAL AND CADASTRAL MINING SYSTEM (GEOCATMIN) ADMINISTERED BY INGEMMET

REFERENCE(S)

DATUM: WGS84
PROJECTION: UTM ZONE 18S

CLIENT
GREAT PANTHER SILVER

PROJECT
CORICANCHA MINE COMPLEX NI 43-101 RESOURCE UPDATE
SAN MATEO, HUAROCHIRÍ PROVINCE, PERÚ

TITLE
DRILL HOLE PLAN MAP

CONSULTANT
Golder Associates

YYYY-MM-DD	2018-02-02
DESIGNED	JS
PREPARED	JS
REVIEWED	DSD
APPROVED	JDW

PROJECT NO.	CONTROL	REV.	FIGURE
1668382	001	01	10.1

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Figure 10.2: Plan Map - Distribution of Drill Holes at Coricancha

Note: Red trace = Nyrstar drill holes; Blue traces = Nyrstar & GPR drill holes.

10.2	Drilling Procedures & Methodology

10.2.1	Drilling Methodology

Nyrstar 2010 - 2013 Drill Holes

The Nyrstar drilling programs were designed to target the Wellington, Constancia and Colquipallana veins to evaluate their lateral and depth continuity. The procedures for all Nyrstar drilling were consistent across all three programs.

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Nyrstar contracted Lima based drilling company MDH SAC to conduct all drilling onsite. Drill holes were drilled using a JSK B5 diamond drill rig capable of drilling 250 m HQ or 450 m NQ core. Drill holes were started with NQ diameter holes and reduced to BQ diameter when required. The BQ drilling uses a 2.7 m core barrel for a 1.7 m drilling run, while the NQ drilling uses a 4.0 m core barrel for a 3.1 m drilling run.

Downhole directional surveys were completed as the hole was being drilled using a Reflex EZ-Shot tool at 75 m intervals. The drill hole collars were all surveyed using a total station transit and referenced to UTM coordinate system PSAD 56 Zone 18S. Drilling information was entered into a master Microsoft Excel™ database.

The drill core was photographed, and the drill core stored in core boxes.

Nyrstar & GPR 2015 - 2016 Drill Holes

Nyrstar and GPR collaborated on the 2015-2016 drilling program to drill 33 holes targeting the Wellington, Constancia, Animas and Colquipallana veins.

Nyrstar and GPR contracted Lima based drilling company Remicsa Drilling S.A (Redrilsa) to conduct underground and surface drilling. Underground drilling was completed using two drilling rigs, a LM75 rig and a Diamec-U6 drill. Surface drilling was completed using a LY38 rig. An example of an underground drill rig is shown in Figure 10.3.

All drill holes were fully cored and were typically started at HQ core diameter and reduced to NQ core diameter as needed. On longer holes, if necessary, the diameter was reduced further to BQ to allow for successful drill hole completion. The BQ drilling uses a 2.7 m core barrel for a 1.7 m drilling run, while the NQ drilling uses a 4.0 m core barrel for a 3.1 m drilling run. Standard drilling muds were used during drilling operations and no stabilization mechanism was used on the holes during drilling.

Downhole directional surveys were completed as the hole was being drilled using a Reflex EZ-Shot tool at 75 m intervals. All drill collars were surveyed with a total station transit and referenced to the UTM coordinate system PSAD 56, Zone 18S. An example of a 2015 drill hole collar being surveyed is shown in Figure 10.4.

Recovered drill core was placed in plastic four row core boxes for HQ sized core and five row core boxes for the NQ and BQ core. The HQ sized core boxes hold approximately 4 m of core, while the NQ/BQ sized core boxes hold approximately 5 m of core. All boxes were marked with the drill hole number, from, to and depth information in indelible ink. Each core box was photographed, and the photographic record was stored digitally for all of the 2015-2016 drilling.

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Figure 10.3: Example of Underground Drill Rig

Figure 10.4: Example of a 2015 Drill Hole Collar

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10.2.2	Core Handling & Visual Logging

Visual logging for the historical and recent drilling followed the same general process for the 2010 to 2013 Nyrstar drilling and the 2015-2016 Nyrstar and GPR drilling.

GPR core logging is completed exclusively by dedicated core logging geologists. Geotechnical logging is conducted at the drill site, by the core logging geologists to avoid any damage to the core during transport to the core logging facility, located at the Huamuyo camp. The core logging geologists then transport the core to the core logging facilities.

At the core logging facility, the core is properly re-aligned where the core is broken, measured, and compared to the driller’s depths. Core recovery and Rock Quality Designation Index (RQD) are then determined and recorded. Core box details, geological logging, geotechnical logging, sampling and specific gravity measurements are all recorded on paper ‘quick logs’. The quick logs are produced immediately, and updated throughout the drilling process, to keep an adequate record of the drilling progress and to verify the target proximity. Once the structure or vein is intersected, digital photographs are taken, attached to the quick logs and sent immediately to the exploration management. Once the drilling is completed, the core is logged in detail and the paper logs are transcribed into a Microsoft Access™ data capture application. The program provides data entry controls and data validation capabilities.

The drill core is digitally photographed in high resolution, and the digital records are stored on the project servers. The digital photographs allow for quick queries, interpretation and/or modeling. An example of a core box photo is shown in Figure 10.5.

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Figure 10.5: Example of a Core Box Photograph

The core logging geologists mark and label the sample intervals on the core. Specific gravity measurements are taken using the Archimedes method. The core is then photographed again prior to being sent to the core cutting room for physical sampling. The sampled core is bagged and sealed, and a final photograph is taken after the sampling stage.

Once the core has been logged and sampled, the completed core boxes are sealed and then are stacked crosswise in the core storage areas. Figure 10.6, Figure 10.7, and Figure 10.8 show the core logging and storage facilities.

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Figure 10.6: CMC Core Logging Facility

Figure 10.7: CMC Core Storage (Interior)

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Figure 10.8: CMC Core Storage (Exterior)

10.3	Drilling Results & Interpretation

CMC is an advanced stage property, recently in operation (2013) and with extensive historical records of mining activities and production. The drilling results confirm the existence of economic mineralization and reconcile with the underground mine workings.

The results of the drilling programs at CMC verify the continuity of the vein system, both laterally and at-depth. The mineralization is shown to extend beyond the previously known limits and has opened up the targets both along strike and at depth. Table 10.3 through Table 10.6 summarize the drilling results from the Nyrstar and the Nyrstar/GPR drilling, respectively.

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Table 10.3: Summary of Nyrstar 2010 Drilling

Drill Hole	Easting	Northing	Elevation (m asl)	Final Depth (m)	Azimuth	Dip	Drilling Contractor	Drill Rig	Drill Hole Size	Drill Hole Location	Vein	Intercept Width (m)
W3740-CAM1-01	357,933.40	8,695,559.83	3,734.06	650.0	117.5	-31.8	MDH	LM-75	NQ	U/G	Constancia	0.42
W3740-CAM1-02	357,933.83	8,695,559.75	3,733.78	682.8	119.8	-44.6	MDH	LM-75	NQ	U/G	Constancia	1.06
W3740-CAM1-03	357,932.96	8,695,559.33	3,733.72	700.6	131.2	-39.7	MDH	LM-75	NQ	U/G	Constancia	0.15
W3740-CAM1-04	357,933.64	8,695,560.56	3,733.79	700.4	110.9	-38.5	MDH	LM-75	NQ	U/G	Constancia	0.1
W3690-CAM1-01	358,155.90	8,695,964.51	3,683.35	690.6	113.0	-37.0	MDH	LM-75	NQ	U/G	Constancia	0.4
W3690-CAM1-02	358,156.67	8,695,963.62	3,684.98	714.4	113.7	-43.0	MDH	LM-75	NQ	U/G	Constancia	0.65
W3690-CAM1-03	358,157.87	8,695,962.55	3,686.08	764.5	115.2	-48.5	MDH	LM-75	NQ	U/G	Constancia	0.4
W3690-CAM1-04	358,160.13	8,695,962.89	3,683.97	693.0	104.5	-33.8	MDH	LM-75	NQ	U/G	Constancia	0.7
W3690-CAM1-05	358,160.15	8,695,962.89	3,683.74	662.7	104.2	-41.6	MDH	LM-75	NQ	U/G	Constancia	0.3
W3690-CAM1-06	358,160.11	8,695,962.91	3,683.60	694.4	102.9	-48.5	MDH	LM-75	NQ	U/G	Constancia	0.33
W3690-CAM1-07	358,159.44	8,695,961.22	3,684.32	690.8	122.0	-33.0	MDH	LM-75	NQ	U/G	Constancia	0.15
W3690-CAM1-08	358,159.61	8,695,961.14	3,683.59	706.4	123.5	-47.3	MDH	LM-75	NQ	U/G	Constancia	-
W3690-CAM1-09	358,159.28	8,695,961.35	3,683.66	708.5	120.9	-61.0	MDH	LM-75	NQ	U/G	Constancia	-
C3140-CAM1-01	358,537.29	8,695,901.36	3,137.32	704.2	332.0	-89.2	MDH	LM-75	NQ	U/G	Constancia	14.4
C3140-CAM1-02	358,534.35	8,695,900.29	3,137.50	695.8	272.7	3.5	MDH	LM-75	NQ	U/G	Wellington	0.6
C3140-CAM1-03	358,534.85	8,695,902.79	3,137.47	651.7	310.3	3.7	MDH	LM-75	NQ	U/G	Wellington	1.05
Total 2010 Drilling				11,110.6

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Table 10.4: Summary of Nyrstar 2011 Drilling

Drill Hole	Easting	Northing	Elevation (m asl)	Final Depth (m)	Azimuth	Dip	Drilling Contractor	Drill Rig	Drill Hole Size	Drill Hole Location	Vein	Intercept Width (m)
3140-CAM3-01	359,010.84	8,696,490.85	3,132.76	400.5	209.5	-24.2	MDH	LM-75	NQ	U/G	Rocio	0.78
3140-CAM3-02	359,011.13	8,696,490.99	3,132.53	350.0	205.4	-45.0	MDH	LM-75	NQ	U/G	Rocio	0.35
3140-CAM3-03	359,012.01	8,696,496.60	3,132.93	370.6	352.9	-30.0	MDH	LM-75	NQ	U/G	Anomalia_GP	0.52
3140-CAM3-04	359,010.22	8,696,495.57	3,133.13	570.2	305.7	-19.5	MDH	LM-75	NQ	U/G	Anomalia_GP	-
3140-CAM3-05	359,011.10	8,696,496.61	3,133.01	700.4	334.7	-19.3	MDH	LM-75	NQ	U/G	Anomalia_GP	-
C3140-CAM2-01	358,555.23	8,695,870.67	3,135.12	735.4	138.7	4.5	MDH	LM-75	NQ	U/G	San José	0.4
C3140-CAM2-02	358,557.03	8,695,867.43	3,136.50	696.1	184.7	5.0	MDH	LM-75	NQ	U/G	San José	0.51
W3140-CAM4-01	358,431.37	8,695,834.19	3,138.08	566.0	271.5	-16.0	MDH	LM-75	NQ	U/G	Wellington	0.98
W3140-CAM4-02	358,432.44	8,695,834.45	3,138.52	700.0	272.0	-30.5	MDH	LM-75	NQ	U/G	Wellington	2.95
C4271-PT1-01	358,211.92	8,695,156.87	4,262.64	350.0	106.0	-44.0	MDH	LY-38	NQ	Surface	Constancia	0.13
C4271-PT1-02	358,212.68	8,695,156.78	4,262.07	317.0	132.0	-44.0	MDH	LY-38	NQ	Surface	Constancia	0.95
C4271-PT1-03	358,211.95	8,695,155.14	4,261.86	430.4	162.0	-35.0	MDH	LY-38	NQ	Surface	Constancia	0.37
Total 2011 Drilling				6,186.6

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Table 10.5: Summary of Nyrstar 2013 Drilling

Drill Hole	Easting	Northing	Elevation (m asl)	Final Depth (m)	Azimuth	Dip	Drilling Contractor	Drill Rig	Drill Hole Size	Drill Hole Location	Vein	Intercept Width (m)
CO-13-01	358,601.37	8,696,066.50	3,108.78	105.7	140.0	-44.0	MDH	LM-75	NQ	U/G	Constancia	0.85
CO-13-02	358,602.54	8,696,068.25	3,108.87	128.7	83.0	-48.0	MDH	LM-75	NQ	U/G	Constancia	7.42
CO-13-03	358,435.94	8,695,832.11	3,135.28	160.5	168.0	-31.0	MDH	LM-75	NQ	U/G	Constancia	2.83
CO-13-04	358,435.35	8,695,832.08	3,135.08	208.5	156.0	-69.0	MDH	LM-75	NQ	U/G	Constancia	2.06
CO-13-05	358,225.03	8,695,700.07	3,137.81	347.6	88.0	-78.0	MDH	LM-75	NQ	U/G	Constancia	-
CO-13-06	358,301.84	8,695,736.99	3,137.41	203.5	167.0	-52.0	MDH	LM-75	NQ	U/G	Constancia	2.05
CO-13-07	358,225.32	8,695,700.10	3,138.50	120.8	112.0	-60.0	MDH	LM-75	NQ	U/G	Constancia	1.9
CO-13-08	358,300.58	8,695,736.16	3,137.01	131.4	72.0	-42.0	MDH	LM-75	NQ	U/G	Constancia	0.4
CO-13-09	358,224.78	8,695,700.85	3,138.27	128.3	168.0	-50.0	MDH	LM-75	NQ	U/G	Constancia	0.45
CO-13-10	358,224.43	8,695,701.10	3,138.95	215.4	71.0	-62.0	MDH	LM-75	NQ	U/G	Constancia	0.6
CO-13-11	358,301.53	8,695,737.18	3,136.63	176.5	135.0	-73.0	MDH	LM-75	NQ	U/G	Constancia	1.45
CO-13-12	358,531.49	8,695,961.32	3,091.51	239.5	173.0	-64.0	MDH	LM-75	NQ	U/G	Constancia	0.45
CO-13-13	358,531.90	8,695,964.02	3,091.45	177.7	72.0	-73.0	MDH	LM-75	NQ	U/G	Constancia	-
CO-13-14	358,529.82	8,695,961.70	3,092.28	159.5	126.0	-46.0	MDH	LM-75	NQ	U/G	Constancia	0.9
CO-13-15	358,529.71	8,695,962.99	3,091.43	338.1	157.0	-53.0	MDH	LM-75	NQ	U/G	Constancia	2.3
CO-13-16	358,529.80	8,695,961.99	3,091.68	230.8	121.0	-25.0	MDH	LM-75	NQ	U/G	Constancia	1
CO-13-17	358,603.05	8,696,068.42	3,109.02	274.0	144.0	-44.0	MDH	LM-75	NQ	U/G	Constancia	1.2
CO-13-24	358,602.68	8,696,068.31	3,108.69	382.6	143.0	30.0	MDH	JK-55	NQ	U/G	Constancia	1
CO-13-25	358,601.79	8,696,068.03	3,108.63	341.4	148.0	15.0	MDH	JK-55	NQ	U/G	Constancia	0.45
CO-13-26	358,602.26	8,696,065.97	3,108.84	137.7	164.0	14.0	MDH	JK-55	NQ	U/G	Constancia	-
CO-13-27	358,529.87	8,695,963.74	3,092.03	404.8	162.0	0.0	MDH	JK-55	NQ	U/G	Constancia	0.85
CO-13-28	358,602.39	8,696,067.47	3,108.84	330.8	120.0	-54.0	MDH	LM-75	NQ	U/G	Constancia
Total 2013 Drilling				4,943.8

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Table 10.6: Summary of Nyrstar & GPR 2015-2016 Drilling

Drill Hole	Easting	Northing	Elevation (m asl)	Final Depth (m)	Azimuth	Dip	Drilling Contractor	Drill Rig	Drill Hole Size	Drill Hole Location	Vein	Intercept Width (m)
A4058-DDH01	359,153.23	8,695,085.84	4,041.00	201.0	93.0	-46.0	REDRILSA	LY-38	NQ	Surface	Animas	1.55
A4058-DDH02	359,154.04	8,695,083.02	4,041.28	188.6	170.6	-46.1	REDRILSA	LY-38	NQ	Surface	Animas	2
CN710-DDH01-2015	357,935.50	8,694,420.93	3,715.91	215.0	97.0	-26.5	REDRILSA	DIAMEC-U-6	NQ	U/G	Constancia	0.47
CN710-DDH02-2015	357,934.65	8,694,419.12	3,715.98	133.8	125.0	-27.0	REDRILSA	DIAMEC-U-6	NQ	U/G	Constancia	0.5
CN710-DDH03-2015	357,931.00	8,694,421.00	3,717.00	176.8	150.0	-22.0	REDRILSA	DIAMEC-U-6	NQ	U/G	Constancia	0.4
CN710-DDH04-2015	357,933.66	8,694,420.56	3,715.82	218.5	108.3	-48.8	REDRILSA	DIAMEC-U-6	NQ	U/G	Constancia	0.1
CN710-DDH05-2015	357,934.51	8,694,422.57	3,715.63	187.6	75.4	-42.3	REDRILSA	DIAMEC-U-6	NQ	U/G	Constancia	0.3
CN710-DDH06-2015	357,933.03	8,694,422.48	3,716.44	164.5	74.0	-22.0	REDRILSA	DIAMEC-U-6	NQ	U/G	Constancia	0.35
CN710-DDH07-2015	357,934.10	8,694,421.85	3,715.86	219.9	68.0	-53.0	REDRILSA	DIAMEC-U-6	NQ	U/G	Constancia	0.53
CN710-DDH08-2015	357,931.00	8,694,421.00	3,717.00	197.7	54.0	-16.0	REDRILSA	DIAMEC-U-6	NQ	U/G	Constancia	0.72
CN710-DDH09-2015	357,933.81	8,694,423.08	3,716.50	215.0	54.0	-31.0	REDRILSA	DIAMEC-U-6	NQ	U/G	Constancia	0.9
CN710-DDH10-2015	357,933.76	8,694,423.02	3,716.01	225.7	56.0	-44.0	REDRILSA	DIAMEC-U-6	NQ	U/G	Constancia	0.94
CN980-DDH01-2015	358,216.00	8,694,588.00	3,980.00	152.3	342.0	25.0	REDRILSA	LM-75	NQ	U/G	Constancia	0.28
CN980-DDH02-2015	358,216.00	8,694,588.00	3,982.00	131.3	314.0	31.0	REDRILSA	LM-75	NQ	U/G	Constancia	0.22
CN980-DDH03-2015	358,216.00	8,694,588.00	3,982.00	153.0	265.0	25.0	REDRILSA	LM-75	NQ	U/G	Constancia	0.27
CN980-DDH04-2015	358,214.16	8,694,588.25	3,985.06	152.8	276.0	48.0	REDRILSA	LM-75	NQ	U/G	Constancia	0.13
CN980-DDH05-2015	358,214.93	8,694,590.44	3,984.97	152.0	340.0	42.0	REDRILSA	LM-75	NQ	U/G	Constancia	0.12
CN980-DDH06-2015	358,213.66	8,694,586.86	3,984.32	171.0	240.0	34.0	REDRILSA	LM-75	NQ	U/G	Constancia	1.82
CN980-DDH10-2015	358,216.00	8,694,588.00	3,982.00	78.0	80.0	-20.0	REDRILSA	LM-75	NQ	U/G	Constancia Este	-
CQ871-DDH01-2015	358,335.00	8,695,056.00	3,872.00	153.0	128.7	-36.2	REDRILSA	LM-75	NQ	U/G	Colquipallana	0.1
CQ871-DDH02-2015	358,336.08	8,695,052.17	3,873.78	28.7	162.0	-33.0	REDRILSA	LM-75	NQ	U/G	Colquipallana	-
CQ871-DDH03-2015	358,335.01	8,695,052.41	3,873.78	138.0	183.0	-27.0	REDRILSA	LM-75	NQ	U/G	Colquipallana	-
CQ871-DDH04-2015	358,335.28	8,695,052.33	3,873.29	170.5	178.0	-41.0	REDRILSA	LM-75	NQ	U/G	Colquipallana	0.15
CQ871-DDH05-2015	358,337.63	8,695,051.80	3,872.43	176.4	146.0	-48.0	REDRILSA	LM-75	NQ	U/G	Colquipallana	0.2
W690-DDH01-2015	358,153.29	8,695,963.00	3,682.01	175.3	284.0	-42.0	REDRILSA	DIAMEC-U-6	NQ	U/G	Wellington	1
W690-DDH02-2015	358,153.83	8,695,962.33	3,682.08	251.1	265.0	-55.0	REDRILSA	DIAMEC-U-6	NQ	U/G	Wellington	2.3
W690-DDH03-2015	358,153.93	8,695,961.92	3,682.98	200.9	248.0	-32.0	REDRILSA	DIAMEC-U-6	NQ	U/G	Wellington	1.1
W690-DDH04-2015	358,154.01	8,695,961.70	3,682.67	283.2	240.0	-44.0	REDRILSA	DIAMEC-U-6	NQ	U/G	Wellington	0.75
W690-DDH05-2015	358,154.14	8,695,961.49	3,683.25	269.1	231.0	-23.0	REDRILSA	DIAMEC-U-6	NQ	U/G	Wellington	0.4
W690-DDH06-2015	358,153.60	8,695,962.46	3,682.93	157.3	265.0	-37.0	REDRILSA	DIAMEC-U-6	NQ	U/G	Wellington	1.33
W690-DDH07-2015	358,153.42	8,695,962.97	3,682.07	221.8	280.9	-49.1	REDRILSA	DIAMEC-U-6	NQ	U/G	Wellington	1
W690-DDH08-2015	358,153.34	8,695,964.61	3,687.70	160.6	310.0	-41.0	REDRILSA	LM-75	NQ	U/G	Wellington	2.6
W690-DDH09-2015	358,153.49	8,695,964.18	3,687.31	234.9	310.6	-56.0	REDRILSA	LM-75	NQ	U/G	Wellington	1.24
Total 2015 - 2016 Drilling				5,955.3

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The data from drilling, logging and surface/underground sampling programs were reviewed and interpreted independently by GPR senior geologist and by the Golder Qualified Person. Drill hole lithology and assay data was used to confirm the target intercepts and to reconcile against the surface and underground sampling.

A detailed discussion of the sampling and analytical results is presented in Item 11.0 and Item 14.0 of this TR. A detailed discussion of the interpretive geology and geological modelling process is presented in Item 14.0 of this TR.

10.4	Drilling Factors Impacting Accuracy & Reliability of Results

It is Golder’s opinion that the Nyrstar and GPR drilling, core logging and sampling programs were carried out according to appropriate professional methodologies and procedures, including those presented in the CIM Exploration Best Practice Guidelines (August 2000 edition).

Golder is not aware of any factors or concerns regarding the accuracy and reliability of the logging and sampling results from the Nyrstar and GPR drilling, logging and sampling program.

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11.0	Sampling Preparation, analyses, & security

11.1	Sample Summary

Sampling programs at CMC have be undertaken by historical mine operators and more recently by Gold Hawk, Nyrstar and GPR. Prior to 2010, almost all samples were channel or grab samples from the underground workings or surface outcrops. With the commencement of the drilling programs at CMC in 2010, both core and channel samples were taken.

Prior to 2010, sampling preparation and assaying was completed onsite at the Coricancha plant lab with a selection sent to the ALS Chemex Perú S.A Laboratory (ALS) in Lima for sample checks and verification. During the 2010 and 2011 drilling programs, Nyrstar sent samples to ALS and to SGS Del Perú S.A. (SGS) in Callao (Lima). As of 2013 all samples were sent to the SGS laboratory in Lima. The SGS laboratory is internationally accredited to ISO/IEC 17025 standard.

There are approximately 22,000 historical, pre-2006 samples, which were incorporated into the digital Project database by Gold Hawk. Since 2006, a total of 30,129 channel and 1,663 drill core samples have been analyzed and are included in the assay database. Table 11.1, summarizes the various samples included in the larger CMC assay database. For this TR only samples taken since 2010 by Nyrstar and GPR are considered and incorporated for the resource estimation.

Table 11.1: Summary of CMC Sampling

Year	Sample Type	Total Samples
Pre-2006	Underground Channel	22,000
2006 - 2010	Underground Channel	16,464
2010 - 2016	Underground Channel	13,665
Total Undergound Channel Samples		52,129
2010 - 2016	Drill Core	1,663
Total Drill Core Samples		1,663

Source: Tetra Tech 2009, Wardrop 2011 and Nyrstar internal data via GPR.

The following Items detail the sample selection, collection, transport, preparation and analyses procedures and methodology employed at CMC by Nyrstar and GPR during the 2010, 2011, 2013, and 2015-2016 sampling and analytical programs.

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11.2	Sampling Methodology & Procedures

The current core and channel sampling procedures at CMC follow detailed internal protocols and procedures that were initialed by Nyrstar.

11.2.1	Drill Core Sampling

Drill core sampling at CMC is conducted in such a manner to ensure that all mineralized intervals are captured and sent to the lab for analysis. During core logging, the geologists mark the core intervals to be sampled at the top and bottom of the interval with a circle and arrows drawn on the core. Sample intervals are defined such that they do not cross lithological boundaries, with a minimum sample length of 0.35 m and a maximum sample length of 1.5 m. All relevant sampling information is captured in the sampling sheets, including interval from, to, and sample number. A waterproof sample tag is stapled to the core box at the start of each interval and the sample interval from, to and sample number are written on the box in indelible ink. Prior to physical sampling, the core is photographed in high definition, and the digital files stored on the project server.

Core cutting is completed by trained technicians in a dedicated cutting facility and is supervised by a company geologist. The core is cut in half using a core cutting saw and only fresh water is used in order to avoid contamination. The upper half of the core sample is placed in a clean plastic sample bag and the corresponding sample number is marked on the bag in indelible ink. One portion of the waterproof sample tag is included in the sample bag, while the other remains in the core box. The sample bag is then sealed shut and up to 10 samples are placed in rice bags and secured with zip ties. The quality assurance quality control (QA/QC) control samples are inserted into the sample sequence at the prescribed interval (see Item 11.5 for details). The full rice bags are held in a secure storage room in the core logging facility until a shipment batch of at least 10 rice bags are ready for transport to the SGS laboratory in Lima.

The lower half of the core sample is then carefully reorganized in the core box, the core photographed again, and the core box sealed and stacked with rest of the boxes from the corresponding drill hole. An example of a sampled core box is shown in Figure 11.1.

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Figure 11.1: Example of Sampled Core

11.2.2	Channel Sampling Procedures

Underground chip samples (channel) are collected for grade control and for Mineral Resource estimation purposes. The channel sampling protocol at CMC specifics that the location to be sampled must be thoroughly washed to avoid contamination. The interval to be sampled is clearly marked, including the sample number. The sample coordinates are distance referenced to survey control points. All sample information is recorded on paper sample sheets and transcribed into the digital database.

The sample length is defined according to the lithological breaks and vein continuity. Samples are collected from a 5-centimetre (cm) deep by 20-cm wide channel cut perpendicular to the vein direction. The material is typically chipped out of the channel in small fragments and collected into a maximum 2-kilogram (kg) sample. To ensure representative grade continuity, samples are collected at a distance interval of every 10 m along the target vein. An example of a vein being channel sampled is shown in Figure 11.2.

Each 2-kg sample is sealed in a plastic sample bag with a sample tag and the number recorded in indelible ink on the outside of the bag. Sample bags are placed in rice bags and sealed with zip ties. QA/QC samples were inserted at prescribed intervals into the sample sequence and included with the sample shipment, as discussed in Item 11.5.

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For both core and channel samples, a sample shipment form is prepared for each sample batch prior to shipping to SGS, detailing the included sample numbers per batch. At the laboratory, the sample list is verified against the received samples to confirm the shipment.

Figure 11.2: Example of Channel Sampling in the Animas Vein

11.3	Sample Preparation, Analytical Methodology, & Procedures

11.3.1	Analytical Laboratory

For the 2010 and 2011 drilling programs, Nyrstar sent the samples to Lima for analysis at both the ALS laboratory and the SGS laboratory. Samples from the 2013 and 2015-2016 drilling programs were sent exclusively to the SGS laboratory. The SGS lab is internationally certified to OHSAS 18001, ISO 14001 and ISO 9001 standard, and is accredited by Instituto Nacional de Calidad (INACAL) under the NTP-ISO / IEC 17025 (certificate renewal date: December 2019). The ALS lab is also certified to ISO 9001:2000 standard and accredited by the Peruvian Government National Accreditation Service (INDECOPI).

The following two figures provide a summary of the analytical procedures that ALS followed in 2010 and 2011 (Figure 11.3) and SGS followed for the 2010, 2011, 2013, and 2015-2016 drilling programs (Figure 11.4).

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Figure 11.3: ALS Analytical Protocols (2010, 2011)

Source: Nyrstar 2013, GPR internal documents, ALS Services and Fees guide.

(https://www.alsglobal.com/industries/mining-and-exploration/exploration/geochemistry-testing-and-analysis).

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Figure 11.4: SGS Analytical Protocols (2010, 2011, 2013, & 2015-2016)

Source: Nyrstar 2013, GPR internal documents, SGS Analytical Services guide.

(http://www.sgs.pe/-/media/global/documents/brochures/sgs-analytical-guide.pdf).

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11.3.2	Density Determination

There are a total of 370 density measurement for the CMC property, of these, 39 samples are from the 2015-2016 drilling campaign. Density measurements were made internally in the CMC mine laboratory by Archimedes method, as shown in Figure 11.5, using the whole NQ or HQ core. The density was determined by weighing each dry sample with a calibrated high precision digital scale, then weighing the same sample submerged in water. Density was then calculated by dividing the mass in air by the mass in water, using the formula below, and is recorded in tonnes per cubic metre (t/m3).

Density = Mass in Air (Dry) / (Mass in Air (Dry) – Mass Suspended (in Water))

Figure 11.5: CMC Internal Density Measurement Equipment & Samples to be Measured

In order to validate the CMC determined density values, 20 of the 39 (2015-2016) samples were sent to SGS to verify the density determinations. SGS used the Archimedes method, however the samples were coated in paraffin wax due to the porous nature. The results between the two measurements were consistent as shown in Table 11.2. Based on the results of the density analyses, default density values were determined for the veins shown in Table 11.3.

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Table 11.2: Density Measurement, as Determined by CMC & SGS

CMC Sample No.	Drill Hole	Vein	CMC Density (t/m3)	SGS Density (t/m3)	Difference (t/m3)	SGS Sample No.
I238534	W690-DDH01-2015	Wellington	2.9	2.95	-0.05	69644
I238428	W690-DDH03-2015	Wellington	4.37	4.37	0	68778
I238194	W690-DDH05-2015	Wellington	3.61	3.67	-0.06	68779
G001002	W690-DDH06-2015	Wellington	2.88	3.08	-0.2	68780
G001019	W690-DDH07-2015	Wellington	3.57	3.62	-0.05	68781
G001326	W690-DDH08-2015	Wellington	3.64	3.71	-0.07	68782
G001392	W690-DDH09-2015	Wellington	3.01	2.94	0.07	68785
G001035	CN710-DDH01-2015	Constancia	4.37	4.48	-0.11	68795
G001092	CN710-DDH05-2015	Constancia	3.24	3.32	-0.08	68793
G001207	CN710-DDH06-2015	Constancia	4.05	4.21	-0.16	68790
G001267	CN710-DDH07-2015	Constancia	3.91	3.74	0.17	68788
G001221	CN710-DDH08-2015	Constancia	3.94	3.93	0.01	71199
G001168	CN980-DDH01-2015	Constancia	3.37	3.49	-0.12	68791
G001162	CN980-DDH02-2015	Constancia	3.05	3.07	-0.02	68792
G001182	CN980-DDH03-2015	Constancia	2.93	2.99	-0.06	68794
G001273	CN980-DDH04-2015	Constancia	3.08	3.1	-0.02	68783
G001290	CN980-DDH06-2015	Constancia	3.53	3.66	-0.13	68784
G001038	CN710-DDH01-2015	Constancia	2.82	2.86	-0.04	73000
G001163	CN980-DDH02-2015	Constancia	2.73	2.77	-0.04	68000
I238190	W690-DDH05-2015	Wellington	2.78	2.83	-0.05	68007

Table 11.3: Default Density Values by Vein

Vein	Density (t/m3)
Constancia	3.30
Wellington	3.20
Constancia Este	3.20
Escondida	3.20
San Jose	3.20
Colquipallana	2.90

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11.3.3	Analytical Results

A total of 83 drill holes and 1,663 samples have been submitted to ALS and SGS for analysis. There is variation in grade between the different veins, and a number of incidences of higher grade samples, as indicated by the maximum and minimum error bars shown in Figure 11.6.

Figure 11.6: Au & Ag Grade Box Plots by Vein

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11.4	Sample Security

The CMC core facility is a secure (gated and guarded) facility, with staff and security onsite. The core logging area was arranged to provide areas for logging, core splitting and sampling. Core is stored on covered core racks whilst awaiting logging and sampling, once sampled, the remaining un-sampled core was carefully reorganized in the core box and the lids were returned to the boxes before they were transported to the secure core storage facility.

The sample packaging was performed by GPR core technicians under the supervision of the GPR geologists. The sealed plastic sample bags were placed in large neoprene rice bags and sealed using zip ties. The rice bags were labelled clearly to identify the SGS (or ALS) laboratory as the final shipping destination. The full rice bags were stored in a secured and closed room within the core logging facility until a shipment batch was ready for transport to SGS in Lima. Only designated personnel have access to the storage room. Only employees of the geology area are involved with the sample preparation and sample delivery at the laboratory.

11.5	Quality Assurance & Quality Control Methodology & Procedures

Nyrstar and GPR implemented a comprehensive analytical QA/QC program for the 2010 through 2016 drilling and sampling programs, which included the insertion of blind certified reference material (CRM) standards, duplicates and blanks to evaluate analytical precision, accuracy and potential contamination during the sample preparation and analytical process. The field QA/QC samples were inserted by Nyrstar and GPR geologists during the core sampling process. For the Nyrstar drilling programs, the insertion rate was one CRM, one blank and one duplicate per 20 sample analytical batch. For the Nyrstar-GPR drilling program this was increased to three QA/QC samples per 40 sample. For both, the position of the QA/QC samples was fixed.

The QA/QC sample summary and insertion rates for the 2010, 2011, 2013, and 2015-1016 drilling and sampling programs are presented in Table 11.4. The total for all QA/QC sample types submitted for the drilling is 104, representing 6.25 % of the total sample count (1,663) for all of the drilling program samples.

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Table 11.4: Summary of QA/QC Control Samples

Field QA/QC Sample Type	Core/Pulp/Coarse	Year	QA/QC Sample Count	QA/QC Insertion Rate (total sample count = 1,663)
Certified Reference Material	S106003X - Pulp	2010	1	0.06%
	S106004X - Pulp		2	0.12%
	S106005X - Pulp		2	0.12%
	OREAS 54Pa - Pulp	2011, 2013	5	0.30%
	OREAS 151a - Pulp		6	0.36%
	OREAS 131a - Pulp		2	0.12%
	OREAS 132a - Pulp		11	0.66%
	OREAS 621 - Pulp	2015 - 2016	3	0.18%
	OREAS 623 - Pulp		5	0.30%
CRM Sub-Total			37	2.22%
Duplicates	Core		9	0.54%
	Coarse		11	0.66%
	Pulp		9	0.54%
Duplicates Sub-Total			29	1.74%
Blanks	Coarse		38	2.29%
Blanks Sub-Total			38	2.29%
Total Field QA/QC Samples			104	6.25%

Certified Reference Material Standards

Nyrstar used three commercially prepared CRM samples to monitor laboratory analytical accuracy for the 2010 drilling program. The CRM standards were purchased from Shea Clark Smith / MEG Inc. Laboratories of Reno, Nevada. The CRM’s were obtained from a Pb-Zn-Ag skarn located in Nevada. One of the three CRM’s was inserted in each sample batch. There were some errors identified in the CRM QA/QC program; however, the data set was not large enough to accurately generate the control limits. Table 11.5 summarizes the expected values of the CRM material sourced for the 2010 drilling program.

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Table 11.5: Expected Values for the 2010 CRM Standards

CRM	Constituent	Certified Value	Tolerance Interval		Source
			Low	High
S106003X	Au (g/t)	1.13	1.07	1.21	Pb-Zn-Ag Skarn. Central NV, USA
	Ag (g/t)	248.3	239.6	255.8
	Cu (wt.%)	0.24	0.22	0.26
	Pb (wt.%)	6.26	6.00	6.63
	Zn (wt.%)	10.46	10.14	10.82
S106004X	Au (g/t)	1.05	1.00	1.12	Pb-Zn-Ag Skarn. Central NV, USA
	Ag (g/t)	298.8	270.8	329.4
	Cu (wt.%)	0.25	0.23	0.26
	Pb (wt.%)	6.50	6.19	6.82
	Zn (wt.%)	11.24	10.81	11.62
S106005X	Au (g/t)	1.57	1.46	1.69	Pb-Zn-Ag Skarn. Central NV, USA
	Ag (g/t)	2653	2440	2956
	Cu (wt.%)	0.23	0.21	0.24
	Pb (wt.%)	6.23	5.96	6.59
	Zn (wt.%)	10.40	10.12	10.84

During 2011 and 2013 drilling programs Nyrstar purchased four OREAS CRM’s from Ore Research & Exploration PTY LTD in Australia. The CRM’s used include OREAS 54Pa, 151a, 131a, and 132b with the expected values shown in Table 11.6.

Table 11.6: Expected Values for the CRM Materials included in 2011 Drilling Program

CRM	Constituent	Certified Value	Tolerance Interval		Source
			Low	High
OREAS 54Pa	Au (ppm)	2.90	2.86	2.93	Porphyry Cu-Au deposit. Central western NSW, Aus.
	Cu (wt.%)	1.55	1.53	1.57
OREAS 151a	Au (ppb)	43	42	44	Porphyry Au-Cu-Mo-S deposit. Waisoi district, Viti Levu, Fiji.
	Cu (wt.%)	0.166	0.162	0.169
	Mo (ppm)	40	39	41
	S (wt.%)	0.856	0.840	0.873
OREAS 131a1	Ag (ppm)	30.9	29.9	31.8	SEDEX[2] Zn-Pb-Ag deposit. Mt Isa, NW QLD, Aus.
	Cu (ppm)	322	315	328
	Pb (wt.%)	1.72	1.69	1.74
	S (wt.%)	4.80	4.65	4.95
	Zn (wt.%)	2.83	2.77	2.89
OREAS 132a1	Ag (ppm)	57.0	55.5	58.5	SEDEX Zn-Pb-Ag deposit. Mt Isa, NW QLD, Aus.
	Cu (ppm)	461	450	471
	Pb (wt.%)	3.64	3.58	3.70
	S (wt.%)	7.93	7.64	8.22
	Zn (wt.%)	4.98	4.87	5.09

Source: Ore Research & Exploration CRM archives.

Notes:

1.	Analysis method reported is 4-Acid digestion.
2.	Sedimentary Exhalative Deposit (SEDEX).

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During 2015-2016 drilling program two additional CRM’s were purchased from Ore Research & Exploration. The CRM’s were OREAS 621 and OREAS 623, with the expected values shown in Table 11.7.

Table 11.7: CRM Materials OREAS 621 & OREAS 623

CRM	Constituent	Certified Value	Tolerance Interval		Analysis Method	Source
			Low	High
OREAS 621	Au (ppm)	1.25	1.23	1.27	Fire Assay	VHMS[1], Zn-Pb-Cu-Ag-Au Gossan Hill, WA, Aus.
	S (wt.%)	4.54	4.47	4.60	Infrared Combustion
	Ag (ppm)	69	67	71	4-Acid Digestion
	Cu (wt.%)	0.363	0.357	0.369
	Pb (wt.%)	1.36	1.33	1.38
	Zn (wt.%)	5.22	5.13	5.31
OREAS 623	Au (ppm)	0.827	0.814	0.839	Fire Assay	VHMS, Zn-Pb-Cu-Ag-Au Gossan Hill, WA, Aus.
	S (wt.%)	9.07	8.93	9.20	Infrared Combustion
	Ag (ppm)	20.4	19.6	21.2	4-Acid Digestion
	Cu (wt.%)	1.73	1.67	1.8
	Pb (wt.%)	0.250	0.243	0.256
	Zn (wt.%)	1.03	1.00	1.05

Source: Ore Research & Exploration CRM archives.

Notes:

1.	Volcanic Hosted Massive Sulphide (VHMS).

A total of 37 blind CRM standards were submitted to ALS & SGS for analysis. Golder prepared and evaluated QA/QC control charts for each of the CRM standards (Figure 11.7 through Figure 11.12). None of the CRM samples exceeded the upper and lower control limits, however the data set is quite limited for all but the OREAS 132a CRM. There were two few of the 2010 CRM samples to prepare a meaningful control chart.

Figure 11.7: Control Charts – OREAS 54Pa CRM

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Figure 11.8: Control Charts – OREAS 151a CRM

Figure 11.9: Control Charts – OREAS 131a CRM

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Figure 11.10: Control Charts – OREAS 132a CRM

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Figure 11.11: Control Charts – OREAS 621 CRM

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Figure 11.12: Control Charts – OREAS 623 CRM

Duplicates

Nyrstar and GPR submitted three different types of blind duplicates to the laboratories as part of the QA/QC programs for each drill program, including core, coarse rejects and pulp duplicates. For core duplicates the two cut half-core pieces were placed in separate plastic sample bags and given unique sample identification numbers. For coarse rejects and pulp duplicates, the laboratory was instructed on which samples to prepare a duplicate. A total of 29 blind duplicates were submitted to ALS & SGS for analysis.

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Golder prepared and evaluated QA/QC cross plots for the original and duplicate analyses (Figure 11.13). There were a small number of duplicates that showed variation from the original assay results however this variation is likely due to isolated and minor grade variations within the samples as all other QA/QC controls from the batches were within their tolerances.

Figure 11.13: Cross Plot Comparing the Primary & Duplicate Analysis for Au, Ag, Pb, Zn, & Cu

Blanks

The origin of the coarse blank material used during the 2010 drilling campaign is unknown. For the 2011, 2013 and 2015-2016, rock material was sourced from Target Rocks and certified through analysis at Activation Laboratories Ltd. in Ancaster, Ontario.

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A total of 38 blind pulp blank standards were submitted to ALS & SGS for analysis. Golder prepared and evaluated QA/QC control charts for the blanks (Figure 11.14; values reported as below the analytical detection limit are plotted as half the detection limit). There are a number of samples that returned values above the analytical detection limits, these are likely due to minor grade variation within the prepared blank samples.

Figure 11.14: Control Chart – Pulp Blanks for Au, Ag, Pb, Zn, & Cu

11.6	Qualified Person Statement on Sampling, Analysis, & Quality Control

It is Golder’s opinion that appropriate chain of custody and industry standard for sample selection, sample preparation, analysis and QA/QC procedures were followed during the sample preparation and analytical process for the 2010 through 2016 CMC sampling programs. It is Golder’s opinion that the samples collected during the 2010 through 2016 CMC sampling programs were of high quality and were representative of the polymetallic mineralization within the CMC Project with no significant sample bias.

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12.0	Data Verification

12.1	Data Verification Procedures

12.1.1	Exploration Data Collection Methodology & Procedures Verification

Golder reviewed the drilling, positional and downhole surveying, descriptive logging, sample selection, sample handling, and sample shipment procedures with the CMC mine geologists during the CMC site visit in August 2017. The individual procedures and methodologies are described in Item 10.0 and Item 11.0 of this TR. CMC has internal exploration protocols which are both appropriate for the style of mineralization encountered on the property and are generally consistent with Industry standard procedures such as those presented in the CIM Exploration Best Practices Guidelines (CIM, 2000).

12.1.2	Drill Hole & Channel Sample Data & Observations Verification

Golder reviewed the drill hole and channel sampling database prior to use in the geological model and the Mineral Resource estimation. Golder reviewed the available written descriptive logs prepared by the drill site geologist and core photos, comparing these against geological units and intervals in the provided drill hole database to ensure the drill hole database entries were reliable and representative of the data and observations collected in the field.

The channel sampling data is predominately historical and was collected with varying data gathering protocols and standards. Golder and GPR initiated and implemented a QA/QC program to review and improve the confidence of the historical data such that it may be included in the Mineral Resource estimation.

SRK was hired to complete a topographical survey in the accessible sectors of the mine in order to verify any of historical channel samples that did not have registered coordinates. A number of sampling locations were verified from historical mine maps, and the coordinates were updated in the database accordingly. SRK verified the original location of the samples in relation to the margins of the vein and the original geological description to ensure that the locations were accurate.

Golder completed a number of data validation checks using Vulcan and the Golder internal Datacheck™ software and found no material issues with the dataset.

12.1.3	Sampling & Analytical Data Verification

GPR initiated a resampling program of the historical channel samples to confirm and verify the original assays. Samples were collected every 10 m along the accessible mineralized mine levels, which amounted to approximately 20% of the original channel sampling. The QA/QC program for the re-sampling of the channel samples included insertion of pulp blanks, CRM standards, and coarse and pulp duplicates. A total of 183 samples were collected and sent for chemical analysis at the ALS Chemex laboratory in Lima.

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Golder reviewed the results of the re-assaying program and found that there is a degree of variability in the assay values between both datasets. This variability is attributed to the natural variability of the mineral distribution within the polymetallic veins and that although the samples were collected as near as possible to original location, the location does not represent the exact same point that the original samples were collected.

The results of the QA/QC program show no evidence of contamination, and the CRM standard and duplicate results are within the expected range of values.

In order to validate the previously determined density values, 20 samples were resubmitted to SGS for density determination. Default density values were determined for the Animas, Constancia, Constancia Esté, Colquipallana and Wellington veins, and these values were used in the Minerals Resource estimate.

Golder also reviewed the CMC internal laboratory and found no material issues.

12.2	Limitations on Data Verification

The primary limits on data verification are due the inaccessibility of some of the historical workings. Only approximately 20% of the underground workings were able to be re-sampled. A comparison of the historical and new assay results shows the variability of the mineralization; however, this is not unexpected due to the nature of veins and mineralization.

Golder’s review of the drill hole data found no inconsistencies.

12.3	Qualified Person Statement on Data Verification

It is Golder’s opinion that the exploration data and observations from the drill holes and channel samples were collected with industry standard practices, and that the accompanying assay results are reasonable. The drilling and sampling data have been appropriately verified for the purpose of completing a geological model, estimating Mineral Resources, and preparing an NI 43-101 Mineral Resource estimate TR.

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13.0	Mineral Processing & Metallurgical Testing

The current process flow sheet at CMC includes base metal sulfide flotation for the production of Pb, Zn, and Cu concentrates. Also, differential flotation is used to separate the Au bearing AsPy from Py with subsequent processing by BIOX and CIL cyanidation for the recovery of Au and Ag. The most recent series of metallurgical test work was completed in 2009 by SGS Lakefield. The goal of the testing program work was to optimize the process flow sheet, grind size, and reagent scheme. Implementation of the SGS recommendations were completed before restarting process plant operations in 2010. Operating data shows that the changes were successful in improving the metal recovery, improving base metal concentrate grades and increasing Au production. These are discussed in greater detail in Item 17.0 of this TR.

13.1	SGS Metallurgical Test Work Summary

Metallurgical testing by SGS Lakefield completed in 2009 focused on the primary ore sources, namely the Constancia and Wellington Veins. Bench and Locked Cycle tests were completed on composites of the individual veins as well as a blend of the Constancia and Wellington veins at 60% to 40% ratio (by weight) respectively. Owing to the existence of operating data and for the sake of brevity, only results of pertinent Locked Cycle tests are discussed in the following text. Testing was based on the following three flotation circuits operating in series:

■	The Cu/Pb circuit

■	The Zn circuit

■	The AsPy/Py circuit

Several bench tests were completed to optimize the grind size, reagent scheme and flotation conditions for the various flotation circuits. Table 13.1 summarizes SGS’s recommendation with respect to the different reagents and associated dosages used in the different stages of flotation. Optimum primary grind size was determined to be at a P80 of 75 microns.

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Table 13.1: SGS Recommended Reagent Scheme for Coricancha

Item	Reagent Additions, g/t
	Cu/Pb Circuit	Zn Circuit	Py/As Circuit
Modifiers & Depressants
Lime (CaO)	1000 to 1500	400 to 800	1500 to 2000
Na2Sˑ9H2O	500 to 700	-	-
ZnSO4ˑ7H2O	300 to 500	-	-
NaCN/Thiourea (60:40)	60 to 100	-	-
NPS2 (60 %Na2S2O5, 40% H2PO4)	100 to 200	-	-
CuSO4	-	250 to 800	100 to 200
H2SO4	-	-	500 to 800
Collectors & Frothers
PAX (Z-6)	10 to 16	30 to 80	100 to 120
R241	20 to 25	-	-
R3894	-	-	20 to 30
MIBC	As required	As required	-
MIBC/Pine Oil	-	-	20 to 30

Source: SGS.

As shown below in Table 13.2, the Cu/Pb cleaner (Cl) concentrate from the CMC composite contained 16.4 % of the Cu and 93.2 % of the Pb at grades (1.14 % and 63.8 % for Cu and Pb, respectively). The Cu/Pb concentrate also contained 70.9 % of the Ag at a grade of 2,501 g/t. Zn deportment to the Zn cleaner concentrate was 89.4 % at a Zn grade of 48.8%. The AsPy rougher (Ro) concentrate contained 85.7 % of the arsenic and 80.1 % of the Au. Ag recovery to the AsPy concentrate was low at 7.5%. SGS stated that additional processing would be required to generate a salable Cu concentrate. Also, owing to the high AsPy content in the Coricancha ore types, As will likely be present as the primary deleterious element in the Pb, Zn, and Cu concentrates.

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Table 13.2: Locked Cycle Test Results on Constancia Composite

Test No.	Product	Wt %	Assays %, g/t						% Distribution
			Cu	Pb	Zn	As	Au	Ag	Cu	Pb	Zn	As	Au	Ag
62	Cu/Pb Cleaner Conc	6.13	1.14	63.8	2.77	2.92	9.64	2501	16.4	93.2	3.7	3.4	8	70.9
	Zn Cl Conc	8.32	3.55	0.95	48.8	1.18	2.39	481	69.6	1.9	89.4	1.9	2.7	18.5
	As Ro Conc	21.58	0.2	0.41	1.1	20.9	27.3	75	10.3	2.1	5.4	85.7	80.1	7.5
	Comb Tails	63.97	0.025	0.18	0.1	0.75	1.08	11	3.8	2.8	1.5	9.1	9.4	3.1
	Head (Calc)	100	0.73	2.92	7.03	4.99	6.97	248	100	100	100	100	100	100

Source: SGS.

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Results from the two Constancia Wellington Blend (CWB) locked cycle tests are shown in Table 13.3. The CWB Cu/Pb CI concentrate recovered an average of 27.4% of the Cu and 90.1% of the Pb at grades of 4.6 % and 56 % Cu and Pb respectively. The Cu/Pb cleaner concentrate content averaged 71.5 % of the Ag at a grade of 3,781 g/t. The average Zn cleaner concentrate Zn recovery was 91.9 % at a Zn concentrate grade of 52.9%. The AsPy concentrate averaged 91 % of the As and 84.3 % of the Au. Ag recovery was low at an average 10.8%. Also, owing to the high AsPy content in the CMC ore types, As will likely be present as the primary deleterious element in the Pb, Zn, and Cu concentrates.

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Table 13.3: Locked Cycle Test Results on Constancia & Wellington Blend

Test No.	Product	Wt%	Assys %, g/t						% Distribution
			Cu	Pb	Zn	As	Au	Ag	Cu	Pb	Zn	As	Au	Ag
58	Cu/Pb Cl Conc	4.55	3.64	57.7	3.07	2.73	7.47	3784	22.9	90.1	2	2.5	4.9	69.3
	Zn Cleaner Con	12.17	3.6	0.54	52.9	0.024	0.56	290	60.5	2.3	91.5	0.6	1	14.2
	As Rougher Con	20.73	0.4	0.5	1.7	21.8	28	123	11.5	3.6	5.1	90.4	83.3	10.3
	Comb Tails	62.55	0.06	0.2	0.17	0.53	1.26	25	5.2	4.2	1.5	6.7	11.3	6.3
	Head (Calc)	100	0.73	2.92	7.03	4.99	6.97	248	100	100	100	100	100	100
59	Cu/Pb Cl Conc	4.93	4.48	54.3	3.54	2.95	9.18	3777	31.9	90.1	2.5	2.9	6.3	73.7
	Zn Cleaner Con	12.28	2.99	0.33	53	0.33	0.61	204	53	1.4	92.3	0.8	1	9.9
	As Rougher Con	23.25	0.33	0.51	1.2	19.8	26.5	123	11.2	4	4.1	91.6	85.3	11.3
	Comb Tails	59.54	0.047	0.23	0.13	0.4	0.94	22	4.1	4.5	1.1	4.7	7.8	5.1
	Head (Calc)	100	0.7	2.97	7.05	5.03	7.24	253	100	100	100	100	100	100

Source: SGS.

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In summary SGS found that:

■	Regrinding of the Zn concentrate before cleaning should boost the grade of the Zn concentrate above 50 % Zn.

■	Production of a separate Cu concentrate does not appear possible due to the present mineralogy of the Cu.

■	Some of the Au is contained in the mineral scorodite, which is not recoverable by flotation.

■	Au recovery can be increased by modifying the AsPy/Py flotation process.

SGS also made several recommendations regarding changes to the CMC flowsheet and operating conditions. They are summarized as follows:

1.	Grinding Circuit

a.	The optimum fineness for the grinding circuit should be approximately 80 % passing 75µm.

2.	Cu/Pb Flotation Circuit

a.	A Pb pre-float followed by Cu/Pb rougher-scavenger flotation should be incorporated.

b.	The rougher and scavenger concentrates should then be cleaned in three stages.

3.	Zn Flotation Circuit

a.	Changes to the rougher, rougher scavenger, and cleaner flotation cell sequence were recommended.

b.	Three stages of cleaning are recommended in the Zn circuit.

c.	Regrinding of the Zn rougher scavenger was recommended prior to flotation cleaning to improve the grade of the Zn concentrate.

4.	AsPy/Py Flotation Circuit

a.	The use of a hot caustic conditioning stage prior to AsPy/Py separation to depress Py during flotation of the Au bearing AsPy.

The following block flow diagram, as shown Figure 13.1, from the SGS Report, illustrates the changes to the flow sheet recommended by SGS. These changes have been incorporated and shown to be effective during subsequent operations beginning June 2010 through June 2013.

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Figure 13.1: SGS Proposed Process Flow Sheet

Feed
Grind
Pb Rougher
Cu/Pb Rougher
Cu/Pb Scav
Cu/Pb 1st Cleaner
Cu/Pb Cl Sc
Cu/Pb 2nd Cleaner
Cu/Pb 3rd Cleaner
Cu/Pb Cleaner Conc
Condition 1
Condition 2
Condition 3
Zn Rougher
Zn Scav
Condition
Zn 1st Cleaner
Zn Cl Scav
Zn 2nd Cleaner
Zn 3rd Cleaner
Zn Cleaner Conc
Condition
Bulk Rougher
Bulk Scav
Heat Condition
Heat Condition
As Rougher
As Scav
Comb. Tail
As Conc

Source: SGS.

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13.2	Historical Operating Data & Metal Recoveries

Review of the most recent CMC operating data indicate that the metallurgical performance of the processing plant is very stable with metal recoveries and concentrate grades being very consistent. Projected metal recoveries based on the historical operating data are given in Table 13.4. Owing to the presence of AsPy, As is present as a deleterious element in most of the flotation products.

Table 13.4: Metal Recoveries

Metal	Recovery
Pb	77%
Zn	83%
Cu	78%
Au	80%
Ag	92%

Source: SGS.

The above recoveries are derived from the production data and are conservative at steady state operations.

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14.0	Mineral Resource Estimates

Caution to readers: In this Item, all estimates and descriptions related to any Mineral Resource Estimates at the CMC are forward-looking information. The Mineral Resource Estimate is preliminary in nature, and Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Mineral Resource Update outlines the potential viability of mineral resources and there is no certainty that that they will be realized. There are many material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this Item. Some of the material factors include changes to regulatory framework development and issues with approval of exploitation licenses, differences from the assumptions made in the TR regarding to grades, metals production rates, schedule of development, labor, consumables and other material costs, markets and market prices, and other circumstances such that the Project proceeds, as described in the TR. The material factors, or assumptions, that were applied in drawing the conclusions, forecasts, and projections set forth in this Item are summarized in the other Items of this Report.

14.1	Introduction

Geological modelling and subsequent Mineral Resource estimation was performed by GPR under the supervision of the Golder Qualified Person in accordance with Golder internal modelling and Mineral Resource estimation guidelines and in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (May 2003 edition). The geological data compilation, interpretation, geological modelling and Mineral Resource estimation methods and procedures are described in the following Items.

14.1.1	Definition of Mineral Resource Estimates

For estimating the Mineral Resources for the GPR CMC Project, the Golder Qualified Person has applied the definitions of “Mineral Resource” as set forth in the Canadian Institute of Mining, Metallurgy and Petroleum Council (CIM) Definitions Standards, adopted May 10, 2014 (CIMDS).

Under CIMDS, a Mineral Resource is defined as:

“…a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

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Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class respectively. Mineral Resources are reported as in-situ tonnage and are not adjusted for mining losses or mining recovery.

14.1.2	Note on Animas Vein Model

It is important to note that while the Animas vein was modelled, it is not included in the Mineral Resource estimate, and has been excluded from discussion in Item 14.0. The processes followed for the six other models apply to the Animas vein model as well.

14.2	Geological Database

The CMC geological database comprises drill hole and channel sampling data. The drill hole and channel data were collected under the supervision of the CMC geology team, recorded on paper and then transcribed into digital MS Excel files that include collar, survey, lithology, specific gravity (density) and assay data. Golder performed basic data checks on the data including checking for duplicate drill holes or channel samples, lithology and sample records mismatches, and checking for lithology interval and sample interval overlaps.

The final master database used for the construction of the Resource model included data from 83 drill holes, totaling 28,197 m with 1,663 samples, and 13,664 channel samples. The assay file included sample data for Au, Ag, Cu, Pb, and Zn. To facilitate modeling of each individual vein, separate databases were prepared from the master database for each vein. Table 14.1 summarizes the data included in each database.

Table 14.1: Summary of Individual Vein Databases

Vein	Drill Holes				Channel Samples
	Collar	Lithology	Assay	Density	Collar	Survey	Lithology	Assay	Density
Animas	2	4	4	4	15	32	0	32	0
Colquipallana	21	9	4	3	43	43	0	43	0
Constancia	58	122	114	22	10221	10718	0	10721	0
Constancia Este	6	10	4	3	633	633	0	633	0
Escondida	16	25	15	0	169	178	0	179	0
San Jose	0	0	0	0	161	161	0	161	0
Wellington	9	25	22	13	1779	1894	0	1895	0
Total	112	195	163	45	13021	13659	0	13664	0

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14.3	Geological Interpretation

14.3.1	Topography & Underground Workings

A digital terrain model (DTM) was created in MicroMine three dimensional (3D) geological modeling and Resource estimation software, using data collected from an AutoCAD drawing file of measured elevations and the historical production maps. The underground workings wireframes correspond to a historical compilation of topographic surveys that represent the volumes extracted as part of mining activities. Wireframes were constructed by the GPR senior geologist and the mined-out volumes were subtracted from the corresponding vein wireframes to produce the final solids used to construct the Resource model.

14.3.2	Geological Modelling Domains

Mineralization at CMC is that of an anastomosed system where most of the secondary and tertiary veins branch off either from the main vein or the secondary veins. The highest grade mineralization is usually restricted to the centre of each vein. In general, the veins at CMC strike at approximately N30°W and dip sub vertical. There are seven main target veins at CMC, including, Wellington, Constancia, Constancia Esté, San José, Escondida, Animas, and Colquipallana.

In order to limit mixing of data from different populations, each vein was limited to its own unique estimation domain and were estimated independently. The six main veins were modelled using MicroMine 3D software. The validated geological database, including the drill hole and channel sampling data and the data collected from the SGS topographical survey of the veins was used as the basis for the geological modeling.

Originally the 3D models of the veins were constructed based on the topographic survey obtained from the underground mining works. Due local inconsistences between the location of the channel samples and the limits of the vein surveyed by topography, the border of the wireframes were adjusted and snapped to the ends of the channel samples and drill intercepts of the vein. This is because the channel samples are restricted to the limits of the vein and as such, are considered to be the true vein thickness.

14.3.3	Assay Composites & Descriptive Statistics

14.3.3.1	Drill Core & Channel Sample Assay Composites

The project database, at the time of the Mineral Resource estimate preparation, contained 1,663 core sample records from 83 drill holes and 13,664 channel samples, exclusive of QA/QC samples. Sample lengths range from 0.09 m to 3.42 m (mean of 0.92 m) for the drill hole samples and 0.05 m to 2.55 m (mean of 0.49 m) for the channel samples within the deposit. The frequency histogram and cumulative frequency distribution plot for sample lengths for the drill hole and channel samples are shown in Figure 14.1 and Figure 14.2, respectively.

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Figure 14.1: Cumulative Frequency Histogram of Drill Hole Sample Lengths

Figure 14.2: Cumulative Frequency Histogram of Channel Sample Lengths

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The drill hole and channel assays were composited across the individual vein intervals, such that one composite was generated for each interval. Compositing was restricted to data within the veins, and no blocks located outside the veins were included in the estimate.

14.3.3.2	Descriptive Statistics

Descriptive statistics were calculated for each vein and each variable, as presented in Table 14.2 and Figure 14.3, and Figure 14.4. Outliers are represented by the positive and negative whiskers as shown in each figure. The outliers are considered to be anomalous values that relate to variability within the mineralized zones.

Table 14.2: Summary of Descriptive Statistics for all Composites

All Composites, All Veins	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
Mean	6.28	235.39	2.26	3.20	0.42
Minimum	0.01	0.01	0.01	0.01	0.00
Maximum	110.10	9,519.01	52.27	37.07	14.99
Median	4.69	128.04	1.02	2.09	0.17
Mode	0.01	40.12	0.01	0.43	0.01
Standard Deviation	6.06	346.66	3.37	3.46	0.74
Sample Variance	36.69	120,170.35	11.34	11.96	0.54
Count	12,516	12,516	12,516	12,516	12,516

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Figure 14.3: Composites Box Plots by Vein for Au, Ag, & Cu

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Figure 14.4: Composites Box Plots by Vein for Pb & Zn

14.3.4	Outliers (High Grade Capping of Assay Composite Values)

A high grade cap for all variables by vein was applied to the assay composites to limit the influence of anomalous high grade results having restricted continuity. Capping included the practice of modifying values defined as outliers with values obtained from the grade distribution of the samples.

Based on the log scale cumulative frequency plots for the Au, Ag, Cu, Pb, and Zn composites, maximum grades were identified for each vein and applied to the modeling parameters. Table 14.3 summarizes the values used for capping per variable and vein.

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Table 14.3: Summary of Capping Values by Vein & by Variable

Vein	Sample Type	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
Constancia	Underground	22.0	1,150	11.0	15.0	3.0
	Drill Hole	13.0	1,100	4.5	12.5	3.0
Wellington	Underground	19.0	770	6.5	15.5	2.5
	Drill Hole	10.0	-	-	15.5	2.5
Escondida	Underground	7.2	700	3.0	13.0	7.6
Constancia Este	Underground	22.0	1,850	25.0	13.5	1.6
San Jose	Underground	18.0	1,100	19.5	10.5	1.7
Colquipallana	Underground	9.5	1,100	16.0	19.0	-

14.4	Mineral Resource Estimation

14.4.1	Block Model Parameters

The block dimensions for all the models is 2.5 m (X) x 5.0 m (Y) x 5.0 m (Z). A single, unique block model was prepared for each vein, and each of the corresponding wireframe is within the specific limits. Each block located at least partly within a wireframe has been estimated, and percentages were also estimated based on the portion of the block within the wireframe. Block size was determined by the best estimation of a single mining unit, being 2.5 m x 5.0 m x 5.0 m.

Details on block model dimensions and extent are presented in Table 14.4.

Table 14.4: Block Model Dimension & Extents by Vein

Vein	Orientation			Origin (m)			Block Dimensions (m)
	Azimuth	Dip	Plunge	Easting	Northing	Elevation	X	Y	Z
Constancia	113°	0°	0°	357,681.00	8,694,301.10	2,787.50	2.5	5.0	5.0
Wellington	113°	0°	0°	357,641.30	8,695,083.70	3,452.50	2.5	5.0	5.0
Escondida	151°	0°	0°	358,042.99	8,695,660.30	2,972.50	2.5	5.0	5.0
Constancia Este	102°	0°	0°	358,181.60	8,694,414.10	3,637.50	2.5	5.0	5.0
San Jose	118°	0°	0°	358,432.10	8,695,298.70	3,862.50	2.5	5.0	5.0
Colquipallana	132°	0°	0°	358,289.30	8,694,972.30	3,787.50	2.5	5.0	5.0

14.4.2	Grade Variography

Variogram analysis was conducted individually for each of the variables to define their spatial continuity by vein. Table 14.5 summarizes the variography defined for each variable by vein.

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Table 14.5: Summary of Variography by Vein & Variable

Vein	Variable	Nugget	First Structure				Second Structure
			Sill 1	Axi 1	Axi 2	Axi 3	Sill 2	Axi 1	Axi 2	Axi 3
Constancia	Au	0.37	0.07	15	10	-	0.08	35	20	-
	Ag	0.40	0.06	20	10	-	0.16	50	30	-
	Pb	0.48	0.03	20	10	-	0.15	60	40	-
	Zn	0.39	0.08	15	10	-	0.09	50	30	-
	Cu	0.43	0.07	15	10	-	0.35	60	40	-
Wellington	Au	0.30	20.00	20	10	5	5.00	70	50	25
	Ag	0.23	0.31	16	12	5	0.05	60	45	20
	Pb	0.35	0.20	15	10	5	0.03	60	40	15
	Zn	0.18	0.40	15	10	5	0.03	60	40	15
	Cu	0.15	0.39	20	10	5	0.13	80	40	15
Escondida	Au	0.37	0.09	7	5	-	0.03	20	15	-
	Ag	0.28	0.01	7	5	-	0.10	20	15	-
	Pb	0.34	0.09	7	5	-	0.10	30	15	-
	Zn	0.39	0.10	7	5	-	0.09	30	15	-
	Cu	0.30	0.14	5	5	-	0.28	30	20	-
Constancia Este	Au	0.33	0.21	10	8	-	0.22	40	30	-
	Ag	0.35	0.19	10	8	-	0.15	40	25	-
	Pb	0.40	0.26	10	7	-	0.07	40	30	-
	Zn	0.35	0.25	8	5	-	0.18	30	20	-
	Cu	0.29	0.23	10	8	-	0.07	40	20	-
San Jose	Au	0.33	0.13	10	5	-	0.15	30	20	-
	Ag	0.38	0.05	10	5	-	0.14	30	20	-
	Pb	0.40	0.05	10	5	-	0.07	40	20	-
	Zn	0.34	0.04	10	5	-	0.18	40	20	-
	Cu	0.41	0.07	10	5	-	0.90	30	20	-
Colquipallana	Au	0.14	0.41	5	3	-	0.87	25	10	-
	Ag	0.25	0.55	5	5	-	0.93	25	10	-
	Pb	0.28	0.30	20	10	-	0.16	40	20	-
	Zn	0.25	0.06	5	5	-	0.10	20	10	-
	Cu	0.18	0.08	10	5	-	0.14	40	20	-

14.4.3	Estimation Methodology (Grade Interpolation)

Inverse distance cubed (ID3) grade interpolation was used to assign block grades within each of the six main vein models. The grade interpolation was completed separately for each variable in each model, and was executed as a series of three consecutive passes.

The interpolation ellipsoid orientation and range values used in the estimation reflect a combination of trends determined from the variography and sectional interpretations of geology and grade distributions. Trends and ranges of the major and semi-major axes of grade interpolation ellipsoids used to estimate the variable block grades were described previously in Item 14.4.2. Estimation parameters were derived from the vein composite data set and block model interpolation was fully constrained within the 3D vein and variable domain solids. The minimum number of contributing composites used to estimate a block grade was set at 2 for pass 3 and the maximum number of contributing composites was set at 6 for pass 1.

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The proportion of material that lies inside the vein or remains as non-mined, for a given block was coded (bf_rem) into the block model for resource calculation.

Table 14.6 through Table 14.7 summarizes the ranges and sample selection definition per vein and variable.

Table 14.6: Summary of the Grade Interpolation Ranges for Constancia, Wellington, Escondida, & Constancia Esté Veins by Variable

Vein	Variable	Pass	Axi 1	Axi 2	Axi 3	Min. Samples	Vein	Variable	Pass	Axi 1	Axi 2	Axi 3	Min. Samples
Constancia	Au	Pass 1	18	10	5	6	Escondida	Au	Pass 1	10	8	5	6
		Pass 2	35	20	10	4			Pass 2	20	15	10	4
		Pass 3	140	80	15	2			Pass 3	80	60	15	2
	Ag	Pass 1	25	15	5	6		Ag	Pass 1	10	8	5	6
		Pass 2	50	30	10	4			Pass 2	20	15	10	4
		Pass 3	200	120	15	2			Pass 3	80	60	15	2
	Pb	Pass 1	30	20	5	6		Pb	Pass 1	15	8	5	6
		Pass 2	60	40	10	4			Pass 2	30	15	10	4
		Pass 3	240	160	15	2			Pass 3	120	60	15	2
	Zn	Pass 1	25	15	5	6		Zn	Pass 1	15	8	5	6
		Pass 2	50	30	10	4			Pass 2	30	15	10	4
		Pass 3	200	120	15	2			Pass 3	120	60	15	2
	Cu	Pass 1	30	20	5	6		Cu	Pass 1	15	8	5	6
		Pass 2	60	40	10	4			Pass 2	30	20	10	4
		Pass 3	240	160	15	2			Pass 3	120	80	15	2
Wellington	Au	Pass 1	35	25	5	6	Constancia Este	Au	Pass 1	20	15	5	6
		Pass 2	70	50	10	4			Pass 2	40	30	10	4
		Pass 3	240	200	15	2			Pass 3	160	120	15	2
	Ag	Pass 1	30	25	5	6		Ag	Pass 1	20	18	5	6
		Pass 2	60	45	5	4			Pass 2	40	25	10	4
		Pass 3	240	180	5	2			Pass 3	160	100	15	2
	Pb	Pass 1	30	20	5	6		Pb	Pass 1	20	10	5	6
		Pass 2	60	40	5	4			Pass 2	40	30	10	4
		Pass 3	240	160	5	2			Pass 3	160	120	15	2
	Zn	Pass 1	30	20	5	6		Zn	Pass 1	15	10	5	6
		Pass 2	60	40	5	4			Pass 2	30	20	10	4
		Pass 3	240	160	5	2			Pass 3	120	80	15	2
	Cu	Pass 1	30	20	5	6		Cu	Pass 1	20	10	5	6
		Pass 2	60	40	5	4			Pass 2	40	20	10	4
		Pass 3	240	160	5	2			Pass 3	160	80	15	2

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Table 14.7: Summary of the Grade Interpolation Ranges for San Jose & Colquipallana Veins by Variable

Vein	Variable	Pass	Axi 1	Axi 2	Axi 3	Min. Samples	Vein	Variable	Pass	Axi 1	Axi 2	Axi 3	Min. Samples
San Jose	Au	Pass 1	15	10	5	6	Colquipallana	Au	Pass 1				6
		Pass 2	30	20	10	4			Pass 2				4
		Pass 3	120	80	15	2			Pass 3				2
	Ag	Pass 1	10	10	5	6		Ag	Pass 1				6
		Pass 2	30	20	10	4			Pass 2				4
		Pass 3	120	80	15	2			Pass 3				2
	Pb	Pass 1	20	10	5	6		Pb	Pass 1				6
		Pass 2	40	20	10	4			Pass 2				4
		Pass 3	160	80	15	2			Pass 3				2
	Zn	Pass 1	20	10	5	6		Zn	Pass 1				6
		Pass 2	40	20	10	4			Pass 2				4
		Pass 3	160	80	15	2			Pass 3				2
	Cu	Pass 1	15	10	5	6		Cu	Pass 1				6
		Pass 2	30	20	10	4			Pass 2				4
		Pass 3	120	80	15	2			Pass 3				2

14.4.4	Default Density

Golder applied the default density values, as determined by CMC and validated by SGS, to each specific model. The default density values applied are presented in Table 14.8.

Table 14.8: Default Density Values by Vein

Vein	Density (t/m3)
Constancia	3.30
Wellington	3.20
Constancia Este	3.20
Escondida	3.20
San Jose	3.20
Colquipallana	2.90

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14.5	Mineral Resource Classification

14.5.1	Resource Categories

Golder performed categorization of the Mineral Resources for each model according to the CIMDS definitions as referenced in NI 43-101. Mineral Resources were categorized into Measured, Indicated, and Inferred Mineral Resources based on the distance of the block from the nearest sample point of observation (POI). Sample locations were primarily channel samples taken in underground workings or drill holes. Classification is as follows:

■	Measured Mineral Resource: Less than 15 m from the nearest POI.

■	Indicated Mineral Resource: Between 15 and 30 m from the nearest POI.

■	Inferred Mineral Resource: Between 30 and 60 m from the nearest POI, or within a wireframe derived exclusively from drill hole intersections.

Blocks that were greater than 60 m away from the nearest sample POI, or outside of the wireframe, were not classified. Based on this criterion an algorithm was run in the model and classification was assigned to each block. Manuel correction was then applied to correct the generation of isolated nucleus of material and to correct areas with scarce continuity. Additionally, areas where geological confidence was lower than that reflected in the empirically derived classification received a reduced classification. Figure 14.5 through Figure 14.10 illustrate the Mineral Resource Classification for each vein, in long section view.

Figure 14.5: Constancia Vein Classification

Source: Golder Model, long section, looking southwest.

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Figure 14.6: Wellington Vein Classification

Source: Golder Model, Long section, looking northeast.

Figure 14.7: Constancia Esté Vein Classification

Source: Golder Model, Long section, looking southwest.

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Figure 14.8: Escondida Vein Classification

Source: Golder Model, Long section, looking southeast.

Figure 14.9: San José Vein Classification

Source: Golder Model, Long section, looking southeast.

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Figure 14.10: Colquipallana Vein Classification

Source: Golder Model, Long section, looking northwest.

14.6	Block Model Validation

Results of block modelling were then reviewed statistically and in 3D. The validation was carried out on estimated blocks in conjunction with the composites used in the estimates to verify that the estimated blocks honour the grades of the respective vein. The validations included visual and global statistical (block and samples) validation of estimated grades versus composite grades. Visual validation included a review of cross-sections and plan level views.

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Global statistics for composites have been calculated, and the ungrouping of samples was carried out using the nearest-neighbor method. Figure 14.11 through Figure 14.15 illustrate the global statistical comparison between the veins for each variable. Each figure shows a comparison between the sample grade mean (orange circle) and the block model grade (blue point). Each column is referring to the number of composites (orange) and estimated blocks (blue).

Figure 14.11: Global Statistics Comparison Au

Figure 14.12: Global Statistics Comparison Ag

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Figure 14.13: Global Statistics Comparison Cu

Figure 14.14: Global Statistics Comparison Pb

Figure 14.15: Global Statistics Comparison Zn

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Example representative plan views of Constancia, Wellington and Constancia Esté are presented in Figure 14.16 through Figure 14.17.

Figure 14.16: Constancia Vein, Plan View, Level 3,550 m masl Elevation – Ag (g/t) Block Grades

Source: Golder Vulcan Model, in-plan view.

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Figure 14.17: Constancia Esté Vein, Plan View, Level 3,915 m masl Elevation – Ag (g/t) Block Grades

Source: Golder Vulcan Model, in-plan view.

Overall, results of the statistical validation and visual inspection show an acceptable degree of consistency between the block model and the independently derived geological interpretations. Golder found that there were comparable results between the composite data and the block model data.

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14.7	Cut-Off Grade

Net Smelter Return (NSR) was estimated for each block in the model and used as a cut-off value for breakeven material. NSR was based on metal prices, plant recovery, smelter payables, and treatment, refining and transportation charges. Table 14.9 presents the input parameters used to develop the NSR for the base metals; Pb, Zn, and Cu.

Table 14.9: Major Net Smelter Return Parameters for Base Metals

Parameter	Value	Units
Prices
Pb	$1.15	/lb
Zn	$1.50	/t
Cu	$3.00	/lb
Metallurgical recoveries
Pb	77.3%
Zn	82.6%
Cu	78%
Payables
Pb	95%
Zn	85%
Cu	100%
Deductions
Pb	3%
Zn	8%
Cu	1.1%
Concentrate grades
Pb	50.2%
Zn	51%
Cu	23%
Treatment charges
Pb Concentrate	$455	$/t
Zn Concentrate	$250	$/t
Cu Concentrate	$481	$/t
Transportation charges
Pb Concentrate	$139	$/t
Zn Concentrate	$137	$/t
Cu Concentrate	$130	$/t

The NSR parameters used for Au and Ag are presented in Figure 14.10.

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Table 14.10: NSR Parameters for Au & Ag

Parameter	Value	Units
Prices
Au	$1,300	per oz
Ag	$17.00	per oz
Payables
Au in Pb Concentrate	95%
Au in Cu Concentrate	93%
Ag in Pb Concentrate	95%
Ag in Zn Concentrate	70%
Ag in Cu Concentrate	90%
Deductions
Au in Pb Concentrate	1	g/t
Au in Cu Concentrate	1.1	g/t
Ag in Pb Concentrate	50	g/t
Ag in Zn Concentrate	93.3	g/t
Refining charges
Au in Pb Concentrate	$8	per oz
Au in Cu Concentrate	$15	per oz
Ag in Pb Concentrate	$2.75	per oz
Ag in Cu Concentrate	$2.00	per oz

The cut-off value for reporting mineral resources is estimated at $140/t which includes mining costs of $75/t, and processing cost of $65/t. General and administrative costs are included within these total costs. Mineral Resources stated in this Report were derived from these costs.

Figure 14.19 shows the tonnes-grade plot for Au at various NSR cut-off values to demonstrate the sensitivity of the resources to NSR cut-off value. As shown, the total tonnes above $140 cut-off value is approximately 1,700,000 t. This includes Measured, Indicated, and Inferred Mineral Resource categories for all veins. See Table 14.11 for details.

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Figure 14.19: Tonnes-Grade Plot for all Mineralized Veins & Classes at Varying NSR Cut-off Value

14.8	Statement of Mineral Resources

Block grade, block density, and block volume parameters for each vein and variable were estimated through the methods described in preceding Items of this TR. The Measured, Indicated, and Inferred Mineral Resource Estimate statement for the CMC Mine is presented in Table 14.11. Results are reported in accordance with Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines (CIM, 2014), as well as the disclosure requirements of NI 43-101.

The Mineral Resource estimate presented below is considered new and has an effective date of December 20, 2017. It was completed by GPR under supervision of the Golder Qualified Person.

It is the Golder Qualified Person’s opinion that the estimation approach is applicable based on the quantity and spacing of available data, the interpreted controls on mineralization, and the type of deposit.

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Table 14.11: Summary of Mineral Resources by Vein & Variable

Mine	Class	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	AgEq (g/t)	AgEq oz (M)
Constancia	Measured	270,336	6.2	219	2.36	3.44	0.43	1,064	9.24
Wellington		92,328	6.1	184	1.69	3.95	0.51	1,028	3.05
Escondida		15,362	0.9	279	0.28	1.35	3.20	832	0.41
Constancia Este		16,315	6.0	143	1.97	2.16	0.11	836	0.44
San Jose		6,922	5.8	212	4.49	2.94	0.30	1,078	0.24
Colquipallana		2,944	3.4	220	3.67	5.26	0.21	995	0.09
Total Measured		404,205	5.9	210	2.16	3.43	0.54	1,037	13.49
Constancia	Indicated	218,545	6.0	188	2.09	3.08	0.34	968	6.80
Wellington		77,080	6.0	186	1.68	3.66	0.52	1,004	2.49
Escondida		21,406	1.0	238	0.24	1.08	2.84	733	0.50
Constancia Este		18,636	5.8	137	1.93	1.95	0.11	798	0.48
San Jose		7,673	5.7	217	4.76	2.93	0.30	1,084	0.27
Colquipallana		5,215	3.4	207	3.31	5.14	0.19	953	0.16
Total Indicated		348,554	5.6	189	1.95	3.05	0.52	955	10.71
Constancia	Measured + Indicated	488,881	6.1	205	2.24	3.28	0.39	1,021	16.05
Wellington		169,408	6.0	185	1.69	3.82	0.51	1,017	5.54
Escondida		36,767	1.0	255	0.26	1.19	2.99	775	0.92
Constancia Este		34,950	5.9	139	1.95	2.05	0.11	816	0.92
San Jose		14,594	5.7	215	4.63	2.93	0.30	1,081	0.51
Colquipallana		8,159	3.4	212	3.44	5.18	0.20	968	0.25
Total Measured + Indicated		752,759	5.8	200	2.07	3.26	0.53	999	24.20
Constancia	Inferred	532,422	5.3	215	1.71	3.29	0.40	950	16.25
Wellington		238,811	5.4	219	1.06	3.95	0.78	1,014	7.78
Escondida		96,926	2.2	208	0.26	2.24	1.90	751	2.34
Constancia Este		49,234	5.7	125	1.66	1.57	0.21	760	1.20
San Jose		14,174	5.7	213	4.34	2.78	0.28	1,049	0.48
Colquipallana		11,592	3.7	117	2.98	3.15	0.15	743	0.28
Total Inferred		943,160	5.0	209	1.45	3.25	0.64	934	28.36

Notes for Mineral Resource Estimates:

1.	Cut-offs are based on an estimated $140 Net Smelter Return (NSR)/tonne.
2.	Metal prices used to calculate NSR: $1,300 per ounce (oz) Au, $17/oz Ag, $1.15 per pound (lb) Pb, $1.50/lb Zn, $3.00/lb Cu.
3.	Block model grades converted to United States Dollar (US$) value using plant recoveries of 92.1% Ag, 80.2% Au, 77.3% Pb, 82.6% Zn, 52.7% Cu.
4.	Rock Density for Constancia: 3.3 tonnes per cubic metre (t/m³), Wellington, Constancia East, Escondida, San Jose: 3.2 t/m³, Colquipallana: 2.9 t/m³.
5.	Totals may not agree due to rounding.
6.	Grades in metric units.
7.	All currencies US dollars.
8.	Ag equivalent ounces (eq oz) Million (M) is calculated from g/t data.
9.	AgEq g/t = Ag g/t + (Pb grade x ((Pb price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) +(Zn grade x ((Zn price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Cu grade x ((Cu price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Au grade x (Au price per oz/Ag price per oz)).

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14.9	Comparison with Previous Mineral Resource Estimates

Table 14.12 compares the Mineral Resource presented in Table 14.11 with the previously published Nyrstar Resource statement in 2012.

Table 14.12: Comparison of the 2017 to 2012 Mineral Resource Estimates, CMC Mine

Mine	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
Total Measured 2017	404,205	5.9	210	2.16	3.43	0.54
Total Measured 2012	630,000	5.2	170	2.10	2.97	0.38
Difference	-56%	13%	19%	3%	13%	29%
Total Indicated 2017	348,554	5.6	189	1.95	3.05	0.52
Total Indicated 2012	260,000	4.7	186	1.66	3.45	0.54
Difference	25%	16%	1%	15%	-13%	-4%
Total Measured + Indicated 2017	752,759	5.8	200	2.07	3.26	0.53
Total Measured + Indicated 2012	890,000	5.0	175	1.97	3.11	0.42
Difference	-18%	13%	13%	5%	4%	20%
Total Inferred 2017	943,160	5.0	209	1.45	3.25	0.64
Total Inferred 2012	4,880,000	4.9	172	1.57	2.98	0.43
Difference	-417%	2%	18%	-8%	8%	32%

Source: Nyrstar 2012 Mineral Resource and Mineral Reserve Statement, February 7, 2013.

The Measured and Indicated Mineral Resource tonnes and grades in this Mineral Resource estimate compare well with those from the Nyrstar historical Mineral Resource estimate of 2012, providing a high degree of confidence in the results. The tonnes in the Measured and Inferred Mineral Resource categories are now lower due to the different search parameters used, but it may be possible to replace these tonnages with additional drilling.

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15.0	Mineral Reserve Estimates

There are no current Mineral Reserve Estimates for the Coricancha Mine Complex reported in this TR. Mineral Reserves may be the subject of future studies.

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16.0	Mining Methods

Historical mining methods at CMC include cut and fill, shrinkage stoping and variations of resue mining techniques. These methods are highly selective and are applied to maximize grade and minimize dilution in narrow vein mines. Mining methods will be the subject of future studies and will consider similar narrow vein methods of extraction.

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17.0	Recovery Methods

Metal recoveries are accomplished by using standard flotation methods to generate base metal concentrates for direct sale. Also included in the circuit is differential flotation of AsPy from Py, with the AsPy concentrated being treated by BIOX and subsequent cyanidation for the recovery of Au and Ag. Historical operational data indicates that the plant is capable of meeting or exceeding projected metal recoveries.

17.1	Ore Processing Description

The CMC concentrator is primarily a base metal polymetallic sulfide concentrator producing Pb, Cu and Zn concentrates. The process plant was expanded to include production of an AsPy concentrate with is treated via BIOX to recover refractory Au via CIL technology. The original CMC plant was designed and commissioned in 1999 to process 600 tpd of ore primarily from the Wellington and Constancia Veins. Operations have been intermittent since then and are currently under care and maintained status. There are no major modification or additions required to put the plant back into production.

Owing to the rugged terrain where the plant is located, the crushing and screening plant are separated from the concentrator being located at the mine portal area near the 140 Level (3140 m amsl). The concentrator, BIOX, CIL, tailings detox, tailings filtration, and concentrate filtration are located adjacent the highway near the Rímac River.

The base metal flotation circuits are conventional in nature using standard flotation technology. Owing to a high percentage of the Au being present in the AsPy matrix, a bulk AsPy/Py flotation circuit is used to recovery the AsPy and Py as an intermediate concentrate. The AsPy/Py concentrate is separated using differential flotation with the AsPy reporting to the concentrate and Py reporting to the tailings. The AsPy/Py separation by flotation is facilitated using a hot caustic conditioning stage before the flotation. The caustic conditioning is very effective in depressing Py resulting in a concentrated AsPy concentrate with a high Au content. This minimizes the sulfide sulfur load on the BIOX circuit and reduces the mass load by approximately 60 % to the BIOX circuit.

17.1.1	Crushing & Grinding Circuits

Run of mine ore (ROM) is processed underground by the mine using a sizing grizzly. Oversize size from the grizzly material is stored in the coarse ore stockpile. The grizzly undersize reports to a vibratory screen where the undersize material reports to a pump box, is slurred with water and pumped to the grinding mill. Screen oversize is transferred to the coarse ore storage area. Ore from the coarse ore storage area is loaded into trucks and hauled to the crushing plant coarse ore bin.

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ROM ore from coarse ore bin is discharged via a vibratory feeder onto a stationary grizzly. The grizzly oversize reports to the primary jaw crusher, with the undersize reporting to the cone crusher feed conveyor. The jaw crusher product also reports to the cone crusher feed conveyor. The cone crusher feed conveyor discharges into the cone crusher operating in closed circuit with the secondary crusher vibratory screen. Undersize from the secondary screen is conveyed to the fine ore storage bin adjacent to the grinding circuit. Oversize reports to the oversize product conveyor and is subsequently recycled back to the cone crusher for additional crushing.

Fine ore from the fine ore storage bin reports to the mill feed conveyor system via two belt feeders. The mill feed conveyors feed the primary 8-foot (ft) x 12-ft ball mill, which operates in closed circuit with D-15 hydrocyclones to achieve a final grind P80 of 75 microns. The hydrocyclone overflow reports to the mill product pump box where it is then pumped to the flotation plant. The hydrocyclone underflow reports back to the primary ball mill in a closed-circuit system.

17.1.2	Flotation Circuits

The CMC concentrator produces a Pb concentrate, containing most of the Ag, a Zn concentrate, a Cu concentrate, Zn concentrate and an Ag rich AsPy concentrate. The Pb, Zn and Cu concentrates are trucked and/or rail hauled to a concentrate buyer, located at the Port of Callao near Lima. The Au recovery is accomplished by first producing a bulk AsPy/Py concentrate. The AsPy/Py bulk concentrate is then conditioned using a hot caustic treatment (+60 C), which depresses Py flotation. After conditioning, the AsPy/Py concentrate is processed using flotation, with the AsPy reporting to the concentrate and the Py being rejected into the tailings stream. The current Py rich stream containing a few g/t of Au and approximately 150 g/t of Ag, at this point having no commercial value, is blended with the final tailings for disposal. The AsPy concentrate, containing the majority of the Au and minor Ag values within the AsPy matrix, is pretreated in the BIOX circuit before being processed in the CIL circuit for recovery of mostly of the Au and Ag.

The process plant has the following five flotation circuits:

■	Pb / Cu

■	Pb / Cu separation

■	Zn

■	Bulk AsPy/Py

■	AsPy/Py separation

The mill product slurry is pumped downhill to the concentrator via a surface pipeline adjacent to the access road to the crusher. Conditioning tanks are used to activate the appropriate minerals.

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17.1.3	BIOX Circuit

Several different bacteria are used to oxidize the AsPy concentrate. The primary three are Thiobacillus Ferrooxidans, Thiobacillus Thiooxidans, and Leptospirillum Ferrooxidans. These bacteria metabolize sulfide minerals generating sulfuric acid and ferric iron as part of this metabolic process. Oxidation of the sulfide matrix exposes the entrained Au, which becomes amenable to cyanide leaching, in the case of CMC the process is CIL. The original bacterium was isolated and cultured from acid mine water samples from the CMC underground.

The BIOX tank reactors are mechanically agitated with water cooling and air injectors under the impellers for good air distribution. The BIOX circuit was designed to oxidize 60 tpd of AsPy concentrate and release the associated Au and Ag particles. Of the total precious metals in the mill feed, the AsPy concentrate contains 78 % of the Au and about 11 % of the Ag.

The Au recovery on non-oxidized AsPy concentrate using standard cyanide leaching methods resulted in only 8 % Au extraction.

Production data shows that CIL cyanidation of biooxidized AsPy concentrate results in approximately 90 % and 65 % for Au and Ag respectively. The current configuration of the BIOX process is designed to oxidize 90 % of the AsPy at the nameplate production rate of 60 tpd. Based on laboratory bench data, oxidation levels greater than 90 % of the AsPy does not significantly improve overall Au and Ag extraction.

The ground AsPy concentrate (at 95 % minus 75 microns) is thickened to 50 % solids then pumped to a surge tank. The concentrate is then pumped from the flotation circuit to a splitter box where the slurry is distributed to three bio-reactor tanks and diluted with acidic mine water to a pH of 2.0-1.3, and a slurry density of 20 % solids. Limestone is used to control the pH of the bio-reactor tanks.

The three-primary bio-reactors, 306 m3 capacity each in parallel, are used to oxidize 60 % of the AsPy grains. The discharge from the primary bio-reactors is combined and passed through three secondary bio-reactors, also 306 m3 capacity each, but operated in series to oxidize an additional 35 % of the AsPy grains.

17.1.4	Gold/Silver Leach & Recovery

The BIOX product overflows from the secondary bio-reactors reporting to the three-stage Counter-Current-Decantation (CCD) circuit. The CCD thickeners are used to wash a significant amount of BIOX liquor from the BIOX residue, which reduces the amount of residual acid, decreasing the amount of limestone and lime required to adjust the residue slurry pH before cyanidation.

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17.1.5	Concentrate Dewatering

The Pb and Zn concentrates are dewatered in separate, but identical, dewatering circuits. These circuits consist of thickeners to produce concentrate densities of 60 % solids with the thickener overflow water recycled back into the process water system. The thickened concentrates are pumped to holding tanks; and then to banks of vacuum disc filters for final dewatering to achieve a moisture content of less than 10%. Concentrates are shipped by tractor-trailer units or by railway cars to the concentrate buyer’s location at the Port of Callao near Lima.

17.1.6	Deposition of Final Concentrator Tailings

The final tailings consist of the AsPy/Py flotation tailings, pyrite concentrate, neutralized BIOX liquor sludge, CIL residue, and mine dewatering neutralization sludge. These are thickened using the tailings thickeners with the addition of flocculant before final dewatering in the tailings plate and frame filters. The tailings filter cake is shipped to the Chinchan tailings storage facility.

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18.0	Project Infrastructure

CMC is located next to the Central Highway, 90 km east of the city of Lima, adjacent to the Rímac River in an area known as Tamboraque. The mine area is situated near the confluence of the Rímac River and its tributary, the Aruri River. The Project infrastructure covers the area of the mining concessions and has the following facilities:

■	Crushing and grinding plant.

■	Flotation and bio-oxidation plant.

■	Access road to the mine.

■	Historical tailings storage facility.

■	Electrical power supply for the plant and mine along with power systems including transformers and electrical distribution cables from historical mining activities.

■	Water and compressed air reticulation systems that are generally intact.

■	Utility water is available for the mine and plant.

■	Communications Systems (internet based).

■	Mine Rail Haulage System.

■	Camp and kitchen facilities for staff and hourly personnel are located near the mine office complex at a location named Huamuyo. The process plant/main office complex has staff housing and meal facilities located on the hillside just above the main office complex.

■	Medical Facilities/Mine Rescue Team - A medical clinic is located in the town of San Mateo, 5 km from the main office/process plant. A hospital is located in Matucana, about 17 km from the mine’s main office. First aid rooms are located at the mine office and at the main office/process plant. Mine rescue equipment is on site at the mine office.

Future plans will consider the use of the existing facilities as well as the need for additional infrastructure.

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19.0	Market Studies & Contracts

Market studies and contracts will be the subject of future studies. Products and related commodity prices used for calculating the cut-off value and the NSR for Mineral Resource estimates are presented in Item 14.7.

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20.0	Environmental Studies, Permitting, & Social or Community Impact

The main Project areas include the Coricancha Mine Complex, Tamboraque Processing Plant, and Chinchan Tailings Storages, which will be referred to as CMC.

CMC is located at San Mateo and Chicla Districts in Huarochiri Province, Lima Region. The elevation is between 2,990 m amsl and 4,500 m amsl, and the distance between CMC and Lima is 90 km (East) which is accessed by Central Highway. Chinchan Tailings Storages is located 30 km to the East from the Tamboraque Processing Plant.

CMC has environmental permits and operation licenses such as an Environmental Impact Assessment (EIA) and two amendments, water supply licenses, mining effluents discharge authorization, the certificate of inexistence of archaeological remains and operation and concession licenses.

The main permits are listed below along with national authorities permit reference numbers:

Environmental permits:

■	EIA (1996) for exploitation and mining beneficiation, with a 600 mtpd of capacity (Resolución Directoral RD N° S/N-96-EM-DGM, Informe No. 441-96-EM-DGM/DPDM).

■	Work Plan (2008) for the removal and transfer of Tamboraque Tailings (Deposito 1 and 2) (RD N° 224-2008/MEM-AAM).

■	1st EIA amendment (2009) to develop new tailings storage in Chinchan (Phase I) and tailings transportation system (RD N° 294-2009-MEM-AAM).

■	2nd EIA amendment (2014) to develop new tailings storage in Chinchan (Phase II) (RD N° 192-2014-MEM-DGAAM).

■	Mining Closure Plan (2010) and its three amendments (2010-2014).

■	Water Use Licenses (2006-2015) (RA 253-2006-AG-SGRAM-ATDR.CHRL, RA N° 255-2006-AG-SGRAM-ATDR.CHRL, RA N° 252-2006-AG-SGRAM-ATDR.CHRL, RA N° 254-2006-AG-SGRAM-ATDR.CHRL, RD N° 2087-2015-ANA-AAA-CAÑETE-FORTALEZA).

■	Mining Effluent Discharge Authorization (2015) (RD N°189-2015-ANA-DGCRH).

■	Certificate of Inexistence of Archaeological Remains for Coricancha Mine Unit (1996) and Chinchan tailing storage (2010) (CIRA N° 2010-223 and Oficio N° 713-96-MNAAHP/D).

Mining permits:

■	Mining Operation and Concession License and its Amendments (RD N° 175-88-EM-DGM-DCM, Informe N° 466-95-EM-DGM-DPDM, Informe N° 442—96-EM-DGM-DPDM, RD N° 170-2000-EM-DGM, RD N° 334-2006-MEM-DGM, RD N° 986-2011-MEM-DGM-DTM-PB).

■	Mining and Operation Certificate (COM N° 068-2017-C).

■	Global authorization for the use of explosives, supplies and related products (RG N° 1820-2015-SUCAMEC-GEPP).

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The environmental certifications, mining closure plans (and their amendments) consider activities to mitigate the environmental and social impact which include:

■	Waste management plan

■	Water use and effluent treatment plan

■	Environmental contingency plan

■	Environmental monitoring plan (air, noise, superficial and underground water, effluent, biology, and tailings storage stability)

■	Tailings transportation plan (from Coricancha to Chinchan)

■	Community relations plan

■	Procedure for land use or acquisition

■	Communication and consultation program

■	Sustainability policy

Regarding effluent treatment, CMC has a neutralization effluent plant which treats the effluent in compliance with existing Mining Effluent Discharge Authorization Permit (2015) (RD N°189-2015-ANA-DGCRH) to the Maximum Permissible Limits before discharge into the Rímac River. The effluents from the tailings storages in Chinchan are collected on site and sent to the neutralization plant in Coricancha by a tanker truck.

An environmental monitoring plan has been implemented at CMC and Chinchan Tailing Storage area.

The plan considers the following monitoring stations:

■	Coricancha Mine Complex:

●	Nine (09) superficial water quality

●	One (01) industrial effluent discharge

●	Three (03) air quality

●	Five (05) noise quality

●	Tailing storage stability (physical and chemical).

■	Chinchan Tailing Storage:

●	Eight (08) superficial water quality

●	Five (05) underground water quality

●	Four (04) air quality

●	Four (04) noise quality

●	Eight (08) biology (fauna and flora)

●	One (01) industrial effluent discharge

●	One (01) domestic effluent discharge

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●	Tailing storage stability (physical and chemical).

An environmental monitoring review was recently initiated by the Company which has identified some corrective and best practices measures for consideration and implementation. Deficiencies from the review included some technical protocol criteria, sampling quality protocol, documentation of coordinates for stations, instrumentation guard quality, and insufficient monitoring reporting. These deficiencies have been recognized and are being addressed.

Legacy Tailings are stored at Deposito 1 and 2, also known as Cancha 1 and 2 (CMC site – Tamboraque), and Chinchan Tailings Storage – Phase I. Deposito 1 and 2 Tailings storage area represent the most important environmental and social risk for CMC. This is due to their location (130 m from Rímac River and 50 m above) and the fact that the Rímac River is Lima’s water source. To manage that risk, following the 2008 ground instability above the tailing site, the Mining and Energy Ministry ordered the tailings removal and transfer from Deposito 1 and 2 to Chinchan Tailings Storage (Phase I and II). CMC has been in the process of removing and transferring the tailings.

Other historical tailings storage locations in the area include Triana, (which is approximately 5.0 m above Rímac River and Lima’s water source) and Mayoc, (which is approximately 1.3 km from CMC). The Triana site has been closed and is guarded with a new upgraded concrete retaining wall, and the deposit itself may require resurfacing work in the future. Mayoc tailings were removed from the area and the site is currently under rehabilitation and remediation.

CMC has approved its mining closure plan for mining and processing components, including tailings storage Deposito 1 and 2. The closure plan was updated three times to include Chinchan Tailing Storages Phase I and II, and to modify the tailings removal & transfer, and waste rock dump closure schedule. CMC in the third closure Plan Amendment (2014) has assumed the total commitment of US$11.0 million of closure warranty on behalf of the Mining and Energy Ministry. A process is underway to modify the closure plan as it relates to handling of some of the remaining tailings. Of this US$11.0 million commitment, the previous owner has funded US$9.8 million while GPR has funded the remaining US$1.2 million.

CMC has declared 14 surface waste rock storage sites in its 2010 mining closure plan. Five of the identified waste rock storage sites have potential economic value, and will be assessed as part of future studies to determine if the material will be processed at CMC. Conversely, there are nine waste dumps that do not have potential for economic value. Nevertheless, the 1996 EIA declared that all waste rock from mine activities, would be stored in the underground mine upon final closure.

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Regarding the social influence area, CMC has two Social Direct Influence Areas (SDIA) related to Coricancha Mine and Processing Plant (San Mateo district) and Chinchan Tailings Storages which is located 30 km to the East (Chicla district). According to the EIA (1996), 38 villages are integrated in the SDIA, and according to the 1st EIA Amendment (2009) an additional 18 villages are incorporated into the area. These are located along the Central Highway and rail train, which are the routes of the tailings transportation plan.

According to the 1st EIA Amendment (2009), an additional four (4) villages are integrated as Social Indirect Influence Areas (SIIA). There are various social commitments within the SDIA and SIIA villages.

The total land use area is 354.14 hectares, as presented in Table 20.1.

Table 20.1: Ownership of Surface Land

Ownership	Area (hectares)	Location	Agreement	Document
GPR	6.12	Fundo Mayoc	Own	Partida 07012781-Lima
	13.27	Tamboraque		Partida 07012780-Lima
	7.81			Partida 11094904-Lima
C.C de Viso	180.00	Anexo San Miguel de Viso	Lease	Public deed
C.C. San Antonio	6.94	Tamboraque
CC. San Mateo de Huanchor	40.00	Chinchan
Total	254.14

Environmental, permitting, and community impact plans relating to Project development, or operations, will be the subject of future studies.

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21.0	Capital & Operating Costs

Capital and operating costs will be the subject of future studies. Site operating costs used for calculating the cut-off value for Mineral Resource estimation are referenced in Item 14.7.

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22.0	Economic Analysis

An economic analysis will be the subject of future studies.

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23.0	Adjacent properties

The following Item summarizes the adjacent properties as presented by Gustavson 2007, Tetra Tech 2009 and Wardrop 2011 and references therein. Golder has not confirmed nor validated any of the historical production or Mineral Resource estimates and are presented for informational purposes only.

There have been several other mining and exploration operations in the San Mateo area. Many are located on extensions of the veins system present at CMC, such as the Constancia and Wellington veins which extend north and south beyond the CMC property limits.

To the south of the CMC property boundaries, the Constancia and Wellington veins were mined at the San Notato mine, although no historical production records are available. To the north, minor underground development is thought to have been undertaken on the Constancia vein, although not commercially. To the west of the CMC, several of the veins have been delineated, although no development or production records exist.

To the east of the CMC mine is another vein system known as the Millotingo system which was mined from 1962 to 1992. The Millotingo system is located at elevation from 4,100 to 4,800 m amsl and is characterized by narrow (<1.0 m) Ag rich veins. The Millotingo Mine operated a 350 t/d mill with a mean head grade of 750 g/t Ag. Total mine production is reported at 2.6 Mt with a mean grade of 500 g/t Ag.

To the southwest of the CMC, along strike of the Constancia and Wellington veins is the San Nonato Mine. A 1994 non-NI 43-101 compliant Mineral Resource estimate stated that there was approximately 301,700 t at a mean grade of 3.7 g/t Au, 143 g/t Ag, 1.59% Pb, 2.44% Zn, and 0.25% Cu.

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24.0	Other relevant data & information

There is no other relevant data, or information, available to report at this time.

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25.0	Interpretation & conclusions

The following is a summary of interpretations and conclusions:

■	CMC has an extensive mining history related to a polymetallic vein system of Au-Ag-Pb-Zn-Cu in the Viso-Aruri mining district. The historic Coricancha mine production began during the 1930’s with small scale intermittent production until the mine was shut down in September 2000. When the mine reopened in 2002, production increased to 16,000 tpm, before declining to 9,000 tpm prior to the mine closure in October 2002.

■	Gold Hawk, acquired the CMC in July 2006 and resumed operations in October 2007 with a mean production of 10,000 tpm until operations were suspended in May 2008.

■	Following Nyrstar’s acquisition of the CMC, the mine resumed operations in September 2010 and operated at a monthly production rate of approximately 13,000 tpm. The mine suspended operations in August 2013.

■	During 2015-2016 GPR completed an exploration drilling program that involved drilling 5,955 m.

■	GPR acquired the CMC on June 30, 2017.

■	An updated Mineral Resource estimate has been prepared by GPR under the supervision of the Golder Qualified Person for the CMC. The Mineral Resource estimate used industry standard practices and is based on drilling and underground sampling data of adequate quality to meet CIM guidelines. Veins were modelled in 3D including all the information available. ID3 estimation technique was used for each of the veins.

■	Using an NSR cut-off value of US$140/tonne, the estimate resulted in 753,000 tonnes at average grades of 5.8 g/t Au, 200.0 g/t Ag, 0.53% Cu, 2.07% Pb and 3.26% Zn, in the Measured + Indicated category. In addition, there was 943,000 tonnes at average grades of 5.0 g/t Au, 209.0 g/t Ag, 0.64% Cu, 1.45% Pb and 3.25% Zn, in the Inferred category.

■	The drill and channel sampling, assaying and logging employed by GPR are appropriate for the deposit type and mineralization style, and were implemented using common industry practices. The channel samples are lower in quality than the drill samples due to the method used to collect them.

■	Existing infrastructure allows for access to the site.

■	A permitting review has been conducted. Additional permits or periodic updates would be necessary for exploration, development, mining, and processing activities.

■	Legacy tailings are present at the site. Some of the tailings have been undergoing relocation as per existing regulatory commitments.

■	Risks associated with the current Mineral Resource estimate include fluctuations in commodity price or other modifying factors that impact NSR.

■	The mine has not been operated for several years and some areas are not accessible for inspection.

■	The Qualified Person considers the CMC Mineral Resource estimates presented to conform with CIM standards and definitions for estimating resources, as required under NI 43-101 “Standards of Disclosure for Mineral Projects”. Mineral Resources must not be converted into Mineral Reserves until demonstrated as having economic viability.

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26.0	Recommendations

It is recommended that CMC continue to fulfill its environmental obligations to comply with commitments to the Peruvian regulatory agencies. This includes ongoing monitoring of environmental conditions as well as continued management of legacy tailings, as described within this TR. The estimated cost of ongoing care and maintenance activities is approximately US$3M per year.

Based on this TR, the Qualified Person recommends additional drilling and exploration activities designed to upgrade the existing Resource classifications and expand the current Mineral Resource inventory. Details on the extent of exploration programs are to be determined however are estimated to cost up to US$1 -2 M per annum over the next 2-3 years. In addition, associated mine rehabilitation and development costs could be up to US$3M.

The Qualified Person also recommends additional technical studies aimed to reduce risks and increase the level of confidence regarding project advancement. Depending on the level of detail for technical work, these are estimated at US$400,000 to US$800,000 over the next 1-2 years.

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27.0	References

Avila, Alexandra M. 2013. Central Andean Puna Grasslands. Biomes and Ecosystems. v.2, pp 257-259.

CIM. 2014. CIM Definition Standards - for Mineral Resources and Mineral Reserves. CIM Standing Committee on Reserve Definitions. 10 p.

CIM. 2003. Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines. 55 p.

CIM. 2000. Exploration Best Practices Guidelines. 3 p.

Gustavson Associates LLC. 2007. Report NI 43-101 Technical Report on the Prefeasibility of the Coricancha Project, Department of Lima, Peru Prepared for Au Hawk Resources Inc. 117 p.

Ly Arrascue, Martha & van Niekerk, Jan. 2006. Biooxidation of arsenopyrite concentrate using BIOX process: Industrial experience in Tamboraque, Peru. Hydrometallurgy. v.83, Issues 1-4, pp 90-96.

Nyrstar NV. 2013. Nyrstar 2012 Mineral Resource and Mineral Reserve Statement. News Release. 15 p.

Tetra Tech. 2009. Technical Report on Re-Start of the Coricancha Mine, Peru for Au Hawk Resources Inc. 97 p.

Wardrop. 2011. Coricancha Project Review Technical Report for Nyrstar NV. 123 p.

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